As filed with the Securities and Exchange Commission on August 10, 2005
Registration No. 34-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _______________
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

CONTAX PARTICIPAÇÕES S.A.
(Exact Name of Registrant as Specified in Its Charter)

Contax Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Praia de Botafogo, 300, 11th floor
Rio de Janeiro – RJ – Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Preferred Shares, without par value (“preferred shares”)	Bovespa
Common Shares, without par value (“common shares”)	Bovespa
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital, common or preferred stock as of the close of the period covered by the annual report:
Not Applicable
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐ Item 18 ☑

i

PRESENTATION OF INFORMATION
     Contax Participações S.A is a corporation (sociedade por ações) incorporated under Brazilian corporate law. We operate pursuant to our by-laws, other legislation and regulations in Brazil and, where applicable, local legislation. Our principal executive office is located at Praia de Botafogo, 300, 11th floor, Rio de Janeiro, Brazil, and the telephone number at that office is +55 (21) 3873-9003. The telephone number of the Investor Relations area is +55 (21) 3131-0009.
     In this registration statement, except where otherwise specified, the “Company,” “we,” “us,” “our” and “Contax” refer to Contax Participações S.A. and its operational subsidiary, TNL Contax S.A. References to Contax Holding refer only to Contax Participações S.A., and do not include TNL Contax S.A. References to TNL Contax refer only to TNL Contax S.A., and do not include Contax Holding. References to the Company’s businesses and operations are references to the businesses and operations of its subsidiary TNL Contax S.A.
     Our majority shareholder Telemar Participações S.A. is referred to as Telemar Participações. Our two main clients are Telemar Norte Leste S.A., or Tmar, and its subsidiary TNL PCS S.A., or Oi, both of which are indirectly under common control with us and are jointly referred to as “Telemar.” The parent company of Tmar is Tele Norte Leste Participações S.A., or TNL, which was our majority shareholder before the spin-off of Contax. See “Item 4. Information on the Company — Corporate Reorganization.”
     References to “U.S. dollars,” “U.S.$” or “$” are to the lawful currency of the United States, and references to “real,” “reais” or “R$” are to the lawful currency of Brazil. Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.
     This registration statement is presented in reais. On August 5, 2005, the commercial selling rate for reais was R$2.2986 to U.S.$1.00.
     References in this registration statement to “preferred shares” and “common shares” are to the preferred shares and common shares, respectively, of Contax Holding and collectively referred as the “shares.” References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs.
     References to “Consolidated and Combined Financial Statements” are to the consolidated and combined financial statements of Contax as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. References to “Unaudited Condensed and Combined Interim Financial Information” are to the unaudited condensed and combined interim financial information as of March 31, 2005 and for each of the three-month periods ended March 31, 2005 and 2004, included elsewhere in this offering memorandum, and the independent registered public accounting firm’s opinion and review report, respectively, included therein.
     Contax Holding became the parent company of TNL Contax in November 2004. This transaction has been accounted for, at historical cost, as a merger of entities under common control. In order to present the financial statements in a format which is comparable from year to year and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for all periods presented. See “Item 4. Information on the Company – Corporate Reorganization” and Note 1 to the Consolidated and Combined Financial Statements.
     We have prepared our Consolidated and Combined Financial Statements and our Unaudited Interim Condensed and Combined Financial Information in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The consolidated and combined interim financial information of Contax for the three-month periods ended March 31, 2005 and 2004 is unaudited. However, in the opinion of management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated and combined financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the entire year.

     The Unaudited Condensed and Combined Interim Financial Information has been prepared on substantially the same basis as the Consolidated and Combined Financial Statements and should be read in conjunction therewith.
     We publish financial statements in Brazil in accordance with Brazilian corporate law, specifically Law no. 6,404, as amended, and the rules and regulations of the Comissão de Valores Mobiliários, or the CVM, the Brazilian Securities Commission, and, referred to herein as “Brazilian GAAP.” Brazilian GAAP when applied to us differs in certain significant respects from U.S. GAAP.
     Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, as amended, and we will thereafter file reports and other information with the SEC. However, as a foreign private issuer, we will be exempt from the proxy rules of Section 14 and the short-swing profit rules of Section 16 under the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
     Certain terms are defined the first time they are used in this registration statement.

FORWARD-LOOKING INFORMATION
     This registration statement contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about our and our management’s beliefs and expectations are forward-looking statements. All forward-looking statements involve risks and uncertainties. Many of the forward-looking statements contained in this registration statement are identified by the use of forward-looking words such as “anticipate,” “forecast,” “believe,” “could,” “expect,” “should,” “plan,” “estimate,” “intend,” “predict,” “target,” and “potential,” among others. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations with respect to, among other things:
•	the growth in the Brazilian outsourcing contact center sector; and

•	the performance of the Brazilian economy in general.
     Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. Factors that might affect such forward-looking statements include, among other things:
•	our future operations performance;

•	the demand for our services;

•	competitive factors in the sector in which we compete;

•	changes in the regulatory framework for our clients in the telecommunications, utilities and financial sectors in Brazil;

•	changes in labor law and tax requirements;

•	economic, business and political conditions in Brazil and in the international markets, including governmental changes and restrictions on the ability to transfer capital across borders; and

•	the impact of fluctuations in the price of our shares.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Directors and Senior Management
     Our directors and senior management as of August 10, 2005 are as follows:

Name	Function
Fersen Lamas Lambranho	Chairman
Carlos Francisco Ribeiro Jereissati	Director
Otavio Marques de Azevedo	Director
Eloir Cogliatti	Director
Luiz Eduardo Falco Pires Corrêa	Director
Mauricio Borges Lemos	Director
Ronaldo Iabrudi dos Santos Pereira	Director
Francis James L. Meaney	President (CEO)
Michel Neves Sarkis	Chief Financial Officer (CFO)/Investor Relations Officer
Humberto Bortoletto	Human Resources Officer
José Luiz Cardoso Albano	Operational Officer
     The business address of our directors and senior management is Praia de Botafogo, 300, 11th floor, Rio de Janeiro, RJ, Brazil.
Independent Registered Public Accounting Firm
     Our independent registered public accounting firm is PricewaterhouseCoopers Auditores Independentes, or PwC. The business address of PwC is Rua da Candelária, 65, 15th floor, Rio de Janeiro, RJ, Brazil.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
     The following tables present our selected financial data as of the dates and for each of the periods indicated, presented in reais and prepared in accordance with U.S. GAAP. The selected financial information as of December 31, 2002, 2001, and 2000 and for the years ended December 31, 2001 and 2000 has been derived from our audited financial statements, not included in this registration statement, which have been prepared in accordance with U.S. GAAP and presented in reais in a manner consistent with the information set forth in our Consolidated and Combined Financial Statements. The data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 have been derived from our audited Consolidated and Combined Financial Statements. The data as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 have been derived from our Interim Condensed Consolidated and Combined Financial Information, which was unaudited and reflected only normal recurring adjustments necessary for a presentation of this information. Our results of operations for the three months ended March 31, 2005 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2005. You should read this information together with such financial statements, including the notes thereto and “Item 5. Operating and Financial Review and Prospects.” The financial statements and information appear in Item 18 of this registration statement, together with the audit and review reports, respectively, of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, RJ, Brazil, our independent registered public accounting firm.

Selected Financial Data (cont’d)

	Three-month period
	ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands of reais, except per share data)
Statement of Operations Data
Net operating revenue from services rendered	217,397	124,502	654,616	410,690	211,660	145,805	897
Cost of services rendered	(178,851)	(104,882)	(574,071)	(334,751)	(181,161)	(107,969)	(674)

Gross profit	38,546	19,620	80,545	75,939	30,499	37,836	223
Operating expenses	(13,396)	(9,754)	(47,845)	(31,234)	(21,444)	(25,383)	(408)

Operating income	25,150	9,866	32,700	44,705	9,055	12,453	(185)
Financial income (expenses) net	529	(898)	(4,662)	(2,141)	(6,923)	(3,232)	—
Income from continuing operations*	16,887	5,912	16,470	61,240	1,336	6,159	(138)
Loss from discontinued operations*	—	(3,436)	(9,667)	(59,336)	(68,089)	(30,709)	—

Net income (loss) and comprehensive income (loss) for the year	16,887	2,476	6,803	1,904	(66,753)	(24,550)	(138)

Earnings (Loss) per Share (in reais)**
Income from continuing operations Common shares — basic and diluted	0.04	—	0.04	0.16	—	—	—
Preferred shares — basic and diluted	0.04	0.02	0.04	0.16	0.01	0.02	—
Net income (loss) Common shares — basic and diluted	0.04	—	—	—	(0.18)	(0.06)	—
Preferred shares — basic and diluted	0.04	0.01	0.03	0.01	(0.18)	(0.06)	—
Weighted average common shares outstanding – basic and diluted	126,601,159	126,601,159	126,601,159	126,601,159	126,601,159	126,601,159	126,601,159
Weighted average preferred shares outstanding – basic and diluted	253,202,318	253,202,318	253,202,318	253,202,318	253,202,318	253,202,318	253,202,318

Balance Sheet Data
Cash and cash equivalents	136,759	26,365	85,152	33,268	4,366	3,312	2,349
Property and equipment, net	183,487	105,385	182,936	105,492	225,690	187,189	94
Total assets	429,888	242,252	406,052	326,333	282,829	239,945	2,445

Current liabilities	118,604	69,459	111,289	197,047	47,273	42,221	2,245
Long-term liabilities	13,723	44,124	14,089	3,093	226,877	176,336	4,049
Shareholders’ equity	297,561	128,669	280,674	126,193	4,129	21,542	(33,898)

Total liabilities and shareholders’ equity	429,888	242,252	406,052	326,333	282,829	239,945	2,445

Cash Flow Data
Operating activities (continuing operations*)	44,721	12,330	75,974	88,272	18,019	(8,291)	(3,039)
Operating activities (discontinued operations*)	—	(14,121)	(30,945)	(26,449)	(6,449)	(49,234)	—
Financing activities	—	(3)	109,525	4,406	53,861	247,016	4,049
Investing activities (continuing operations*)	(10,325)	(5,109)	(102,670)	(42,224)	(59,139)	(29,666)	(94)
Investing activities (discontinued operations*)	17,211	—	—	4,895	(5,238)	(157,429)	—

*	Discontinued operations relate to data center activities. See Note 16 to our Consolidated and Combined Financial Statements.

**	The computation of earnings per share for all periods presented is based on the number of shares outstanding of Contax Holding on the date of the spin-off, as described in Note 3 to our Consolidated and Combined Financial Statements.
Exchange Rates
     We will pay any cash dividends or interest on capital and make any other cash distributions with respect to our shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received or to be received by the holders of ADSs on conversion by The Bank of New York, as depositary, or the Depositary, of dividends and distributions in reais on the preferred shares represented by the ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the preferred shares on the Brazilian stock exchanges. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets.
     Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institution in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.
     On March 4, 2005, the Central Bank of Brazil, or Central Bank, issued Resolution no. 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single exchange market, the Foreign Exchange Market; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).
     The following table sets forth the Commercial Market/Foreign Exchange Market selling rates published by the Central Bank expressed in reais per U.S. dollar for the periods indicated.

		Average
Period	Period-end	for period*	High	Low
2000	1.9554	1.8295	1.9847	1.7234
2001	2.3204	2.3522	2.8007	1.9357
2002	3.5333	2.9309	3.9552	2.2709
2003	2.8892	3.0715	3.6623	2.8219
2004	2.6544	2.9257	3.2051	2.6544
January 2005.	2.6248	2.6930	2.7222	2.6248
February 2005	2.5950	2.5978	2.6320	2.5621
March 2005	2.6662	2.7047	2.7621	2.6011
April 2005	2.5313	2.5792	2.6598	2.5195
May 2005	2.4038	2.4528	2.5146	2.3784
June 2005	2.3504	2.4135	2.4891	2.3504
July 2005	2.3905	2.3735	2.4656	2.3304

*	Average of the rates on each day in the period.
     Source: Central Bank of Brazil.
     On August 5, 2005, the Foreign Exchange Market selling rate was R$2.2986 to U.S.$1.00.
Capitalization and Indebtedness
     This table sets forth our capitalization and indebtedness as of March 31, 2005. You should read this table in conjunction with “Item 5. Operating and Financial Review and Prospects” and our Unaudited Interim Condensed Financial Statements and Consolidated and Combined Financial Statements, included in this registration statement.

As of March 31, 2005
Shareholders’ equity	(in thousands of reais)
Preferred shares — 253,202,318 non-par-value shares	149,249
Common shares — 126,601,159 non-par-value shares	74,624
Additional paid-in capital	50,000
Appropriated retained earnings	6,013
Unappropriated retained earnings	17,675

Total shareholders’ equity	297,561

     We did not as of March 31, 2005, and do not currently, have any debt obligations or indebtedness, whether guaranteed or unguaranteed, secured or unsecured, or other indirect contingent indebtedness, except for R$379 thousand related to an installment plan for the refinancing of tax liabilities (Programa de Recuperação Fiscal), or Refis Program.
Risk Factors
     The following factors should be carefully considered in addition to the other information presented in this registration statement.
Risks Relating to Our Business
A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our financial condition.
     We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors. As a result, we rely on a limited number of significant clients for a large percentage of our revenues. We have contracts with our two largest clients, Telemar and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, which accounted for 70.5% and 16.9%, respectively, of our revenues for the year ended December 31, 2004. Our agreement with the Telemar entities (our main client encompassing Tmar and its wholly-owned subsidiary Oi, both of which are indirectly under common control with us) defines services that expire between December 2009 and December 2011. Our agreement with Orbitall, our second largest client, expires in March 2007.
     We have observed in recent years a trend toward corporate consolidation and change of control of companies in our targeted sectors. Such events may cause the termination of existing contracts, and the loss of the revenues associated with such contracts.
     The loss of any key client or the failure to retain a significant amount of business with our key clients would have a negative impact on our total revenues and our financial condition as a whole.
     If the trend toward outsourcing of call center services were reversed, the growth rate of our business could be reduced.
     The outsourced call center industry has expanded considerably in the past years as a result of an outsourcing trend observed in call center services. One of the premises upon which the growth of our business and operations is based is that this outsourcing trend remains strong.
     However, external factors, such as increases in taxes on revenues that could significantly impact the cost of services rendered by call center companies, could cause our current and prospective clients to maintain or return to the use of their in-house functions and thus reduce the trend towards outsourcing of call center services. As the Brazilian government has historically increased taxes on revenues or on income, we may see ourselves forced into adjusting our pricing in order to maintain our profit margins, which could unfavorably impact the decision of our clients to retain us.

     Additionally, our clients may be subject to restrictions on their ability to outsource contact center services. For example, litigation has been brought against one of our clients, a major financial institution which accounted for R$8,156 thousand (U.S.$3,059 thousand) and R$2,504 thousand (U.S.$939 thousand), representing 1.3% and 1.2% of our revenues in 2004 and in the three-month period ended 2005, respectively, alleging that under Brazilian law it is not permitted for our client outsource its call center activities because such activities are part of its core business. We have also been named as a defendant in this litigation. If our client and we are unsuccessful in defending this litigation, we will lose all or a portion of our business with this client and could in the future experience a reversal in the trend of outsourcing of call center services, as other of our clients may come to face similar restrictions on their ability to outsource their call center activities.
Increases in the use of automated customer services could reduce the demand for our services.
     A major part of our services is provided by our call center attendants. Over time, services provided by live attendants may have to compete against an increase in the use of automated channels which allow customers of our clients to directly access self-service assistance systems (e.g., internet sites and automated phone services, such as voice recognition and Interactive Voice Response, a device that automates retrieval and processing of information by phone using touch tone signaling or voice recognition so as to access information residing on a server and reply with a pre-recorded response, such as in “bank-by-phone” transactions), which could mitigate the necessity of personal contact with a call center attendant. If automated services were to become more technically viable and thus more widely used, the demand for our services could be reduced.
Our ability to recruit, motivate and retain qualified management and operators could affect the quality of our services, which could impact our ability to attract new clients and retain existing ones.
     Because our business is labor intensive, our ability to attract and retain personnel is key to our continued growth. We place significant importance on our ability to recruit, train, and retain qualified personnel. We employed 40,267 employees at the end of March 31, 2005. On average, we experience a monthly turnover of approximately 3% of our personnel and we are continuously required to recruit and train replacement personnel as a result of a changing and expanding workforce. In addition, demand for qualified technical professionals conversant with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology. In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones. Additionally, we may experience an increase in personnel costs as a result of: (i) a decrease in the productivity of our employees resulting from the loss of qualified, experienced personnel, and (ii) an increase in recruiting, training and severance costs related to a higher employee turnover.
Our inability to pass through cost increases could seriously harm our profit margins.
     In Brazil, it is common for agreements to be renegotiated annually so that their prices are readjusted periodically to account for inflationary variations in costs. In that sense, for example, labor collective bargaining agreements in the contact center industry are also renegotiated on an annual basis to adjust for inflationary pressures, which results in an increase of our personnel costs. Hence, to protect against increases in costs with, among other things, telecommunications, energy, facilities lease and especially personnel, most of our contact center services contracts also have annual rate adjustment clauses that provide for price increases in an effort to cover such cost escalations. Nevertheless, we may decide not to exercise the right to adjust our prices fully in view of competitive conditions or other client relationship issues. In this case, we will not be able to pass through all of our cost increases. In the past, for example, we have had to adjust some of our customer prices at rates below their respective inflationary adjustment indices. If any of our costs increase and if we are not able to negotiate a commensurate rate adjustment with our clients, our profit margins would be adversely affected.
Our operating results may be harmed if we are unable to maximize our contact center capacity utilization.
     Our profitability depends largely on how effectively we utilize our contact center capacity. In order to create the additional capacity necessary to accommodate new or expanded outsourcing contracts, as well as face significantly higher utilization during peak periods, we must consider opening new facilities or expanding current ones. The opening or expansion of a contact center may result, at least in the short term, in idle capacity. If we lose one or more significant clients, if the volume of calls from our clients’ customers decline or if a significant contract is not implemented in the anticipated time frame, our capacity utilization will be impacted.
     In addition, our profitability is significantly influenced by our ability to accurately forecast incoming calls. An excess of operators, based on an overestimated forecast, may cause us to lose profitability due to unused capacity. In contrast, if there are more incoming calls than forecasted, we may not be able to handle the call volume, and we may lose revenues or fail to meet performance requirements under our contracts. We could be subject to penalties and indemnities under certain of our contracts for the failure to meet such requirements.
     Despite our ongoing efforts to maximize capacity utilization, we continue to experience periods of idle capacity. In addition, we have experienced in the past, and may experience in the future, idle capacity when we commence operations under a new contract or have an existing contract terminated.
     There can be no assurance that we will be able to achieve or maintain optimal utilization of our contact center capacity.
If our clients are not successful, the amount of business they outsource may be diminished and could result in lower revenues for us.
     Our revenues are dependent on the success of our clients. If our clients are not successful, the amount of business they outsource may be reduced. Furthermore, due to the inbound nature of most of our services (e.g., customer care), the amount of revenue generated from any particular service contract is dependent upon consumers’ interest in, and use of, our clients’ products and services.
     If our clients are not successful or their customers reduce their use of our contact center services, our revenues and the expansion of our business would be adversely affected.
The failure to keep our technology up to date may prevent us from remaining competitive.
     Our business is dependent on our computers, telecommunications equipment, and software applications. The failure to maintain our technology capabilities or to respond effectively to technology changes could adversely affect our competitiveness. Our continued growth and future profitability depends, among other factors, on the introduction of new services that effectively leverage and respond to technological developments.
     We have made significant investments in telecommunications systems and information technology (IT), and have focused on applying such investments to meet our clients’ needs, but we anticipate that it will be necessary to continue developing and investing in new systems on a timely basis to maintain our competitiveness.
     There can be no assurance that (i) our IT and telecommunications systems will be adequate to meet our clients’ future needs; (ii) we will be able to incorporate new technology to enhance and develop our existing services; or (iii) technologies or services developed by our competitors will not render our services noncompetitive or obsolete.
Interruption of our contact center services could have an material adverse effect on our financial condition and results of operations.
     Our ability to provide our contact center services is dependent upon our ability to protect our facilities and operations against damage that may be caused by fire, natural disasters, power and telecommunications failures, computer viruses, labor strikes, acts of sabotage or terror and other emergencies. We currently have back-up systems for our most critical power and data storage and we are in the process of obtaining business interruption insurance to offset, in part, certain losses we may incur if our facilities or operations are adversely affected by events outside our control. Despite the implementation of these systems and contingency plans, as well as network security measures, we may still experience interruption at one or more of our facilities, and we may be unable to provide the services we are contractually obligated to deliver.

     As a result of any such interruption: (i) our revenues could be reduced as a result of reduced activity, as most of our contractual compensation is calculated based on speaking time or number of available workstations; (ii) we may be required to pay non-compensatory contractual penalties, since we may be unable to meet certain agreed-upon quality targets (service level agreements) as a result of such interruption; (iii) we may be required to pay indemnities to our clients for lost profits and damages, if we breach or are unable to deliver our services; and (iv) if we continue to fail to meet our obligations, our clients may be entitled to terminate their contracts with us.
     Depending on the amount of penalties and indemnifications we may have to pay as a result of the interruption of our services, our financial condition and results of operations could be adversely affected.
Breaches of our contact center service contracts could expose us to significant monetary penalties.
     We are exposed to different types of contractual penalties as a result of material breaches of our contractual service obligations. Certain of our contracts contain provisions setting the penalties for such breach at levels to be determined based on different formulas which, as the case may be, take into consideration: (i) the nature and extent of the breach, (ii) the amount of revenues raised or due under the relevant contract in a given year, or (iii) the given point in time during the life of the contract in which the breach occurs. Other of our contracts require us to indemnify our clients for their losses resulting from such breach. As a general matter, we are unable to quantify our potential exposure under these provisions, as the penalty amounts are based on future variables relating to the nature of the breach, the amount of revenues actually earned or the amount of time during which the contract has been outstanding.
     On a historical basis, however, we can offer some approximate quantification of the exposure we were subject to under the provisions of our main contact center service agreements. In connection with our contact center service agreement with Telemar, based on actual revenue levels under that contract during 2004, our exposure to penalties related to damages for that year (had there been any) could have been up to an amount of approximately R$23 million. In that same year, if our agreement with Telemar were terminated as a result of a contractual breach on our part, we could have been exposed to an early termination penalty in that year equal to approximately R$46 million.
     In connection with our contact center service agreement with Orbitall, our exposure for our discretionary early termination of that contract varies from R$2 million to R$12 million depending on the point in time during the life of that contract in which we choose to early terminate it. In addition, in the case of a material breach, we may be exposed to the amount of the actual damages incurred by Orbitall if those damages exceed such minimum early termination penalties. Nevertheless, the amount of any such damages would be fact specific and is not determinable at this time. Additionally, based on actual average monthly revenues since the execution of our contract with Orbitall, our historical exposure for Orbitall’s proven losses and damages for January 2005 (had there been any), resulting from actions of our employees or agents, could have been up to an amount of approximately R$3.7 million.
     As a result, our exposure for breach under these contracts, though currently indeterminable, may have a significant negative impact on our results.
We may be unable to achieve the same performance levels we have been experiencing with our performance-based compensation contracts.
     We derived approximately 15% of our revenues in the three-month period ended March 31, 2005 and for the year ended December 31, 2004 from operations with performance-based compensation, consisting mostly of telemarketing and debt collection services. These services depend not only on our success in selling a product, locating a debtor or negotiating a debt settlement, but also on other factors that are beyond our control. For telemarketing activities, for example, our compensation is measured according to the amount of our clients’ products that we are able to sell in a given period of time or on a sales target which we are required to meet. Consequently, our performance-based compensation for telemarketing can be affected by, among other things, the attractiveness of the products and services we will be selling for our clients. In addition, prevailing macroeconomic conditions in Brazil, such as GDP growth, unemployment and availability of disposable income, also affect our performance-based compensation more acutely than they affect enterprises that rely solely on fixed-based compensation, since such macroeconomic conditions affect directly consumer spending and default rates. Consequently, there can be no assurance that we will be able to maintain the same level of our past performance in the future or that we will not incur losses with our performance-based compensation contracts.
We may be responsible for labor liabilities which could have an adverse effect on our profitability.
     We were involved in 779 labor claims as of March 31, 2005. Although the total amount of all labor claims filed against us is approximately R$25,411 thousand (U.S.$9,530 thousand) as of March 31, 2005, we only record provisions for the contingent liabilities for which we consider the risk of loss to be “probable,” which on that date amounted to approximately R$8,907 thousand (U.S.$3,340 thousand). We also are subject to potential administrative proceedings brought by the Brazilian Labor Department.
     Included in our provision for contingent liabilities for losses we consider to be “probable,” R$7,020 thousand (U.S.$2,633 thousand) correspond to probable losses that may arise from labor claims which we believe are likely to be filed against us by the former employees of Inovação Contact Center Serviços de Contatos Telefônicos Ltda., or Inovação, a former subsidiary of Orbitall, through which Orbitall conducted its call center activities. Inovação was acquired and subsequently merged into TNL Contax as part of our agreements to provide call center services to Orbitall. Because TNL Contax is the legal successor to Inovação, procedural laws allow employees of Inovação to initiate a claim against TNL Contax. We expect that, if filed against us, the majority of these claims will relate to salary equalization and unpaid overtime. See Note 13 to our Consolidated and Combined Financial Statements.
     If all of the labor claims filed against us or a greater portion of such claims than we have provisioned for are resolved against us, our profitability would be adversely affected. There can be no assurance that additional labor claims and proceedings will not be brought in the future, or if they are, that an adverse ruling regarding such claims and proceedings would not have a negative impact on our cost of services, result in the impositions of penalties or other negative consequences.
Our business is highly competitive and our failure to effectively compete could result in the loss of clients or decreased profitability.
     We face significant competition and believe that this competition will intensify. There are numerous providers of our services, including other contact center service companies, niche players, consulting companies and many small companies that offer low-end services (primarily outbound services). Aside from those competitors, our clients and potential clients may also decide to utilize in-house personnel to perform contact center services they currently outsource, or maintain their in-house customer service and product support activities. We also face competition from automated customer services, through the use of Internet, Interactive Voice Response, voice recognition and other technologies.
     Our competitors’ services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our market may harm our business. The trend towards international expansion by foreign competitors and continuous technology changes may bring new competitors into our market and may increase pricing pressures. Our failure to compete successfully could result in loss of clients and specific service contracts or could result in decreased profitability.
Telemar Participações holds the majority of our voting shares and there may be circumstances in which its interests differ from or conflict with the interests of our other shareholders.
     As our controlling shareholder, with 52.3% of our common stock, Telemar Participações has the power to, among other things, modify our business plan, alter our dividend plan and sell our material assets. Telemar Participações is also the indirect controlling shareholder of Telemar (our largest client encompassing Tmar and its wholly-owned subsidiary Oi), which is responsible for a substantial portion of our net revenues. We cannot assure that our controlling shareholder will not take actions that might differ from or conflict with the interests of our other shareholders.

We may be liable for fraudulent activities or misappropriation of our clients’ information by our employees or third parties.
     Our contact center business puts us in possession of client sensitive information. Despite our internal controls and our efforts to protect our clients’ information, we may be held liable for fraudulent activities by our employees or by third parties. For example, unauthorized persons may be able to breach our physical or network security systems. Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access. Our failure to prevent these occurrences could: (i) damage our reputation with our clients; (ii) allow them to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations. The insurance policies we are negotiating will not cover expenses related to penalties, indemnities and damages which may result from such occurrences.
We have no operating history as an independent public company and an inability to put in place the necessary financial and administrative structure may adversely impact our business.
     We do not have an operating history as an independent public company. Historically, since we and Tmar have been owned by the same parent, TNL, we and Tmar have been able to rely, to some degree, on each other’s resources. In connection with the distribution of our shares, we will build up our own financial, accounting, legal and administrative functions. There can be no assurance that we will be able to successfully put in place the financial and administrative structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management’s time and other resources.
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our shares.
     In the past, the Brazilian economy has experienced unstable economic cycles, and the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in monetary, credit and other policies. To influence the course of Brazil’s economy, control inflation and effect other policies, the Brazilian government has taken various actions in the past, including using wage and price controls, currency devaluations, capital controls, limits on imports and freezing of bank accounts. Our business, financial condition, results of operations and the market price of our shares may be adversely affected by changes in government policies, as well as general economic factors, including, without limitation:
•	inflation;

•	domestic economic growth;

•	tax policies;

•	fluctuations in exchange rates;

•	exchange control policies; and

•	interest rates.
     We cannot predict what future fiscal, monetary, social security and other policies will be adopted by the Brazilian government and whether these policies will result in adverse consequences to the economy and to our business, results of operations or financial condition.

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market, our business and operations and the market price of the shares.
     Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 25.3%, 8.7% and 12.4% in 2002, 2003 and 2004, respectively. According to the Índice Geral de Preços — Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 26.4%, 7.7% and 12.1% in 2002, 2003 and 2004, respectively. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brasileiro de Geografia e Estatística, or IBGE, the Brazilian consumer price inflation rates were 12.5%, 9.3% and 7.6% in 2002, 2003 and 2004, respectively. In the first quarter of 2005, inflation measured by the IGP-M, IGP-DI and IPCA, was approximately 1.5%, 1.7% and 1.8%, respectively, or 6.3%, 6.8% and 7.2% on an annualized basis, respectively.
     Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the economy overall and our business in particular.
Changes in Brazilian labor law may negatively affect us.
     Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or CLT), but also to collective bargaining agreements between employers’ associations and employee unions or between individual employers and employee unions, in addition to administrative orders, technical notes and instructions issued by the Brazilian Labor Department.
     In April 2003, the Lower House reopened the discussions regarding amendments to the CLT. As part of these discussions, a number of amendments have been proposed, including modifications to the role of labor unions in Brazil. Specifically, a bill was presented in the House of Representatives which proposes the following: (i) to limit the telemarketing employees’ workday to five-hour and 15-minute shifts (currently the rules allow for 6-hour shifts); and (ii) to create a 15-minute break for every two hours and thirty minutes of work (currently a 15-minute break per shift). Should such bill be approved, we will need to increase the workforce currently in place to maintain the same level of activities. As a result, our costs of services would increase with no increase in revenues, thus negatively affecting our results.
     In addition, the Brazilian Labor Department recently published a technical note, setting forth new guidelines concerning labor practices and regulations regarding contact center activities. These new rules include, among other things, employees’ directives regarding work environment, working hours and breaks. Labor inspectors have been paying greater attention to these factors and, as a result, have been requiring strict compliance by companies with workplace health and safety rules. Enforcement of these new regulations may lead to increased costs, which we may not be able to pass through to our clients or, in some cases, administrative fines, which would adversely affect our financial condition.
     The Brazilian Labor Department continuously issues and revises current labor regulations regarding specific practices in different business sectors. Currently, it is discussing changes to the regulations which govern contact center services, such as limiting the maximum length of employee shifts, prohibiting performance targets related to compensation, etc. Depending on the result of such discussions, changes to current regulations could adversely affect our business. Aside from the strictness of Brazilian labor law, Brazil has specialized labor courts, which tend to favor employees.
     Brazil labor regulators’ tendency to protect employees has limited the possibilities for outsourcing of services and has created barriers to the loosening of labor standards. In addition, due to the volume of cases and insufficient personnel, the labor courts are not fast enough to decide the labor claims and disputes that are submitted to them for resolution.
Regulatory developments could affect our contact center services, including the creation of a “do not call list,” which could significantly impact our business.
     Our contact center services are currently not subject to regulatory control or oversight. Nevertheless, a bill of law has been presented in the Senate proposing to regulate several aspects of the telemarketing services we provide such as: (i) the days and hours wherein telemarketing outbound calls are allowed: (ii) the use of pre-recorded phone calls without the authorization of the recipient of the call; and (iii) the creation of a national “do not call list.” If this bill is approved and enacted into law, it may significantly impact our ability to make outbound calls, which would adversely impact our current revenue and growth opportunities.
Exchange rate instability may adversely affect our financial condition.
     The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (such as daily adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Based on the real/U.S. dollar exchange rate, the real devalued against the U.S. dollar by 15.7% and 34.3% in 2001 and 2002, respectively, and appreciated 22.3% and 8.8% in 2003 and 2004, respectively. In the first quarter of 2005, the real devalued against the U.S. dollar by 0.4% based on the real/U.S. dollar commercial exchange rate as of the close of business on March 31, 2005.
     Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADRs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADRs.
We may be unable to convert reais into U.S. dollars to make dividend distributions to our ADS holders.
     In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of persons or entities, Brazilian or foreign, to convert reais into any foreign currency. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our dividend payment obligations.
Risks Relating to the ADSs and the Preferred Shares
     You may not be able to sell the ADSs or preferred shares at the price or time you desire because an active or liquid market for the ADSs or the preferred shares will not likely develop.
There has not been a public market for either our ADSs or our preferred shares. We have obtained approval for the listing of our preferred shares on the Bovespa, but we do not intend to list the ADSs in any organized market or stock exchange. As a result, active trading in the ADSs will not likely develop. Similarly, active trading in the preferred shares in the United States will not likely develop. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.
     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States. As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the Depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time of your choosing may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in the United States. As of December 31, 2004, the aggregate market capitalization of the ten largest companies listed on the Bovespa was approximately U.S.$166.4 billion, representing almost 48.8% of the aggregate market capitalization of that market. The top ten stocks in terms of trading volume accounted for approximately 64.5%, 62.8% and 61.1% of all shares traded on the Bovespa in 2002, 2003 and in 2004, respectively.
Holders of preferred shares have limited voting rights.
     Of our two classes of capital shares outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result of these limited voting rights and the fact that Telemar Participações owns 52.3% of our common stock, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.
Holders of ADSs or preferred shares may not receive any dividends.
     According to our by-laws, we must pay dividends to our shareholders totaling at least 25% of our annual net income, as determined and adjusted under Brazilian GAAP, except that we may use current net income (as per Brazilian corporate law): (i) to offset accumulated losses; (ii) to constitute a reserve for unrealized profits; (iii) to constitute a reserve for contingencies (if such contingencies are not already provisioned for); and (iv) to constitute a legal reserve (up to 5% of current net income, limited to 20% of the share capital).
     In extreme circumstances, we may not pay dividends to our shareholders in a particular fiscal year if, at a shareholders’ meeting, our Board of Directors advises our shareholders that such distributions would not be advisable in view of our financial condition.
Dividends received by United States individuals will not be “qualified dividend income” eligible for a 15% tax rate.
     For United States federal income tax purposes, a U.S. Shareholder, as defined below, generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares. Unless the class of shares with respect to which distributions are made is readily tradable on an established securities market in the United States, any dividend income will not be treated as “qualified dividend income” eligible for a 15% tax rate in the case of U.S. shareholders who are individuals. We do not intend to list the ADSs on an established securities market in the United States. As a result, any dividends received by United States individuals will not be “qualified dividend income” eligible for a 15% tax rate.
If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the Custodian for our preferred shares underlying the ADSs in Brazil, which permits the Custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to such preferred shares, you will not be able to remit foreign currency abroad unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, such preferred shares.
     If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our shares or the return of your capital in a timely manner. The Depositary’s electronic certificate of foreign capital registration may also be adversely affected by future regulatory changes.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs or preferred shares.
     According to Law no. 10,833, enacted on December 29, 2001, if a non-resident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another non-resident. Dispositions of ADSs between non-residents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of a disposition of assets is interpreted to include a disposition, between non-residents, of assets located outside Brazil, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs made between non-residents of Brazil. Due to the fact that Law no. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs solely between non-residents could ultimately prevail in Brazilian courts.
Holders of ADSs may be unable to exercise preemptive rights with respect to our shares.
     Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the Depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.
Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
     Contax Holding and TNL Contax are corporations organized under the laws of Brazil, and all the members of our Board of Directors and all of our executive officers and our independent public accountants reside or are based in Brazil. All of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, you may face greater difficulties in protecting your interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. company. Although, subject to certain conditions, investors generally would be permitted to bring an original action in Brazilian courts under the U.S. federal securities laws, pursuing such an action in a Brazilian court could prove difficult given the relative inexperience of such courts in these matters.

Item 4. Information on the Company
Overview
     We are a leading Brazilian provider of outsourced contact center services in terms of number of workstations as of December 31, 2004, according to the International Data Corporation, or IDC. We specialize in the design, implementation, and operation of complex contact centers, in order to help our clients improve their customer relationships and maximize the value they provide to their customers. Our clients include many of Brazil’s largest companies in the telecommunications, financial services, utilities and Internet sectors.
     TNL Contax began operations at the end of 2000 in response to opportunities in the Brazilian contact center outsourcing market. TNL Contax initially provided outsourced services previously rendered by Telemar in order to reduce costs and increase the quality of Telemar’s in-house activities. In addition, TNL Contax provided integrated services with Telemar to their large corporate customers.
     We currently serve 33 clients. Our business strategy is focused on developing long-term relationships with large companies in targeted sectors. We offer a variety of channels of communication to interact with customers, including voice, web, e-mail, mail and fax services. At March 31, 2005, we had 40,267 employees and operated 17,779 workstations distributed throughout 15 contact centers in Brazil.
     Our services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, to rendering technical support, customer retention, and debt collection.
Industry Overview
     The scope of customer interaction by contact centers generally has expanded from single purpose (generally, basic support or marketing) to integrated service offerings (combining services such as customer care, telemarketing, technical support, customer retention, and debt collection) through various communication channels. As a consequence, the outsourced contact center sector has evolved from primarily single-facility, low technology environments to large, full service organizations with multi-channel, large-volume contact centers that use sophisticated technology platforms to support such activities.
     Companies traditionally relied on in-house personnel and infrastructure to perform sales, direct marketing and customer care. However, driven by increasing competition and higher customer sophistication, companies started to outsource their contact center activities to focus on their core businesses and to reduce costs. Because such activities face significant fluctuations in demand, many companies have found that it is not cost-effective to maintain excess capacity, particularly during peak traffic periods. Moreover, many companies have recognized that they were not appropriately equipped to conduct contact center activities and could not keep pace with the rapid changes in technology.
     Outsourced contact center providers are able to render services at lower overall costs as a result of their ability to amortize fixed costs over a large number of customers, resulting in economies of scale in operations and technology. For example, by turning to an outsourcer, a company can obtain access to sophisticated technology platforms, such as call management software, Interactive Voice Response systems, predictive dialers (devices used to automate the method of making outbound calls and direct them to an operator when a live person answers, thereby screening out answering machines, busy signals or other operator intercepts) and automatic call distributors, without the cash outlay or maintenance costs that would be required to implement these features in-house. Because of their specialization and experience, outsourced contact center providers also are able to achieve higher quality and productivity, allowing their clients to focus on their core businesses while retaining and enhancing customer relationships.
     Today, companies face the challenge of delivering consistent levels of customer service, regardless of the channel of communication utilized or their customers’ locations. This trend has been fueled by the continued growth in Internet and e-mail use, and the increasingly remote nature of customer interactions. Moreover, companies are increasingly focused on better, differentiated customer services and on increasing the value of their customer relationships through cross-selling additional products or services. By working in a partnership with an outsourcer, a company can focus on its strategy for acquisition, retention and growth of their customer base without being overburdened with the complexities of day-to-day contact center operations.
     Contact center activities are becoming central to the way companies choose to enhance customer loyalty and retention. According to the IDC, a market research firm, the outsourced contact center market worldwide is estimated to have gross revenues of approximately U.S.$45.5 billion in 2004. IDC estimates that five key sectors constitute approximately 80% of this market: telecommunications, technology/consumer, financial services, healthcare and transportation/leisure.
     Factors that influence companies worldwide to outsource their contact center needs include the following:
•	Increasing importance for companies to retain and enhance customer relationships;

•	Increasing need for companies to focus on core competencies rather than non-revenue producing activities;

•	Rapid changes in technology requiring personnel with specialized technical expertise and continued investment in new contact center equipment and services;

•	Increasing need to integrate and manage complex systems incorporating a variety of hardware and software systems spanning a number of technology generations; and

•	Extensive and ongoing training requirements.
     Brazilian contact center outsourcers have enjoyed significant growth over the past several years. Several factors contributed to this growth in Brazil:
•	Increase in telephony penetration. Prior to Brazil’s privatization of state owned telecommunications companies in 1998, telephony penetration in Brazil was very low, limiting the use of contact centers as an effective way to deliver customer service on a broad basis. Today, a larger portion of the Brazilian population can access customer services in general through different communication channels, including both wireless and fixed-line terminals. According to the Brazilian telecommunications regulatory agency (Agência Nacional de Telecomunicações), or Anatel, total wireline and wireless penetration grew from 42.8 million in 1999 to 108.0 million in 2004.

•	Expansion of contact center-intensive service sectors due to economic stabilization and privatization. In the mid-1990s Brazil implemented a successful economic reform which created a stable macro-economic environment, spurring the growth of financial services and, consequently, the consumer base of these companies. Brazil concurrently privatized large state-owned service providers in the telecommunications, electric, water and gas sectors, which brought about large investments and a rapid growth in customers.

•	Pressure to reduce costs. Pricing pressures from competition and shareholder demands for higher returns have forced Brazilian companies to streamline personnel, through restructuring and outsourcing, and make other cost reductions, including reducing face-to-face customer services.
     There are still a number of companies in Brazil that maintain contact center operations in-house. We believe that companies still elect to keep in-house such activities because of a lack of confidence in the quality of outsourced services, even though in-house contact centers may be more expensive to maintain. A key factor for any contact center outsourcer is the ability to provide high quality service at a cost lower than in-house operations.
     According to IDC, the total number of outsourced workstations in Brazil grew from an estimated 51,952 in 2002 to 79,433 in 2004, implying a 24% annual growth rate. In 2002, the rate of outsourced contact center workstations relative to the total number of contact center workstations in Brazil was 22%, while in 2004 such rate had grown to 33%. It is our belief that this increase in outsourced contact center workstations is an indication of substantial growth opportunities for outsourcers of contact center services.
Our Strategy
     Our strategy is to expand our operations by providing sophisticated contact center services for large corporate customers. We attempt to provide services based on a pro-active, advisory-like relationship with our clients and we provide a complete range of products and services to maximize the value of customer relationships through all stages of the end-customer lifecycle. The key elements of our strategy include:
     Employ a focused client segment strategy to win clients that are currently not outsourced. We expect the Brazilian market to continue to grow as companies increase their outsourcing of contact center operations. We perceive the total market as divided into four broad segments based on transaction complexity and volume. Our strategy is to address customers with high volume and high complexity call center activities. This particular segment is typically not outsourced and we believe that it represents the largest potential cost savings and best opportunity to add value to our clients. We believe that servicing such high volume/high complexity segment will yield higher margins for us as there are natural competitive barriers due to the investments required to implement effective and efficient outsourced services.
     Provide higher value-added services by understanding the end-customer. We believe that contact center outsourcers typically implement their clients’ predetermined contact center services without evaluating the best model of contact center support for their clients’ specific needs. As a result, in many relationships, the outsourcer and the client do not have aligned interests and/or do not realize the maximum value of the relationship. We, on the other hand, attempt to understand each client’s business in detail so that we can use our experience to shape our contact center services with our client’s end-customers in mind. We also have developed in-house capabilities and partnerships with consulting companies, which enable us to monitor and continuously enhance our contact center services to ensure that we are maximizing each end-customer contact. We believe that this strategy enables us to expand client relationships and improve margins.
     Provide high quality and efficient cost structure. Our market studies have shown that quality and price are the two most critical elements in our clients’ decisions to outsource their contact center operations. Accordingly, we focus on opportunities to improve our cost structure since an efficient cost structure allows us to serve clients with competitive prices and higher profitability. We use advanced planning and control software packages and have developed several proprietary systems that together measure productivity in a detailed manner. We utilize these tools together with our management model that rewards productive employees and identifies employees for development. We re-examine our systems, best practices and training procedures on a regular basis in order to provide higher quality services.
     Provide services for each phase of the customer lifecycle. We provide our clients with services for the entire customer lifecycle, including acquisition, implementation, servicing, service expansion and retention. We have developed corresponding skills in telemarketing, customer service, advanced technical support, dispatch, back office support, debt collection and customer retention. We believe a complete portfolio is essential to acquire new clients and to strengthen our relationships with existing ones. We continuously monitor opportunities to develop new products and services.
     Develop excellence in people. We believe our employees are key to our success. We regularly evaluate and improve our hiring, training and management of personnel, to ensure we have the most qualified employees to meet each client’s needs. We monitor employee performance and use diverse training methods, which include classroom, on-line and on-the-job training.
     Maintain superior infrastructure and partnerships with leading technology providers. We believe that infrastructure and technology are important elements in providing superior services and attracting new clients. We seek to maintain a competitive advantage and to differentiate our services by continuing to maintain sophisticated systems and by leveraging strong partnerships with leading technology providers such as Nortel and Avaya (voice), Cisco (data), IBM and HP (servers and desktops), Intervoice (Interactive Voice Response), and Nice (digital recording). These partnerships give us access to advanced technology at competitive costs and increase the speed with which we implement our client services.
     Our end goal is to provide high quality, reliable and affordable outsourced customer contact center services. Our services are tailored to address each of our client’s unique demands and focus on improving the quality and cost-effectiveness of the relationship between our clients and their customers.
Competition
     The outsourced contact center sector in Brazil is competitive and fragmented. Our five largest competitors are listed below. We also compete with a variety of companies, including niche providers, consulting companies, and numerous small companies that offer low value-added services (primarily outbound telemarketing services). In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities. In addition, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.
     We believe offshore outsourcing, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us at this time. Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as “offshore” facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil. Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities exist to provide services for other countries at this time. We monitor these opportunities on a regular basis.
     We also face competition from automated customer services, through the use of Internet, Interactive Voice Response, voice recognition and other technologies. We provide automated customer services as a part of our contact services and continue to develop our technology in this area. However, an increase in the use of automated services could prevent us from effectively passing through our costs to our clients, and may also shorten the speaking time of our calls.
     As a result of intense competition, contact center services are frequently subject to pricing pressures. Competition for contracts for many of our services takes the form of competitive bidding on proposals, which take into account quality, technical and cost factors.
     According to IDC estimates, at the end of 2004 we were one of the largest, in terms of workstations, call center outsourcers in Brazil with 17,507 workstations. Our major competitors in Brazil are:
•	Atento. Atento, is a part of the Spanish group Telefónica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil’s leading wireless operator (Vivo). Atento has operated in the Brazilian market since 1999. After acquiring several companies in the sector, they became one of the largest contact center services provider in Brazil. Two of Atento’s major clients are Telefonica and Unibanco.

•	Teleperformance. Teleperformance is a French company that operates in approximately 36 countries. In 2004, Teleperformance increased its Brazilian operations by merging with Companhia Brasileira de Contact Center, after which Teleperformance became one of the largest contact center service provider in Brazil. We believe Teleperformance’s main client, Brasil Telecom group (one of Brazil’s largest telecommunications operator and comparable to Telemar in its breadth of services), accounts for most of the workstations operated by their new combined operations.

•	ACS. Controlled by Algar Group, a diversified Brazilian conglomerate, ACS was founded in 1999 with headquarters located in Uberlândia in the state of Minas Gerais. We believe ACS’ two main clients are CTBC (a telecom operator in Uberlândia that is part of the Algar Group) and American Express.

•	Brasil Center. Brasil Center is part of the Mexican group Telmex, which now controls Embratel (one of Brazil’s largest telecommunications operators in long distance and data services), and Claro (a subsidiary of America Movil and one of Brazil’s largest wireless operators). To date, Brazil Center has not actively pursued the contact center services market outside their controlling group.

•	Dedic. Dedic is part of the Portuguese group Portugal Telecom which controls, jointly with Telefonica, Brazil’s largest wireless operator Vivo. Dedic primarily services, directly or indirectly, Portugal Telecom’s subsidiaries in Brazil.
Our Business
     We offer a variety of integrated customer interaction products and services covering all stages of the customer lifecycle through multiple communications channels. Each of our main service offerings (customer service, telemarketing, technical support, retention, and debt collection, as described below) showcases our ability to add value to our clients’ Customer Relationship Management strategies, while attending to and anticipating their needs. Customer Relationship Management refers to the strategy of identifying customer needs, improving customer interactions, and customizing contacts, sales approaches, and automation to provide optimum service to each type of customer to maximize the bottom line benefits to the organization.
     We believe we operate in a flexible environment that can accommodate dynamic shifts in volume, workload and staffing requirements. We seek to build upon and strengthen our end-customer relationships on behalf of our clients. Our operators are thoroughly trained in the applicable products and services they are supporting and, as a result, they can act as a seamless extension of our clients’ efforts to acquire and service their end-customers.
     Our business approach is geared toward creating unique products and services that are developed jointly with our clients, leveraging our experience and best practices for each new client we serve. Building on these tailored products and services, we have developed particular strengths (e.g., customer retention, debt collection) that we can leverage by servicing other clients across diverse sectors.
     Our main service offerings are as follows:
•	Customer Care. Our customer care services range from simple customer assistance, such as providing information about products and services, to more complex requests, such as: (i) initial troubleshooting of interrupted services, (ii) handling billing inquiries, and (iii) activating new services and/or monitoring the installation of the required equipment at the customer’s site.

•	Telemarketing. This service is primarily focused on outbound client acquisition, up-selling and cross-selling of our client’s products and services. Our telemarketing services include prospect identification, campaign management and data mining. We also provide inbound telemarketing services, which are executed in coordination with our clients’ marketing campaigns. We are also implementing aggressive cross-selling sales strategies to monetize each inbound customer service contact.

•	Technical Support. We provide comprehensive technical product support for our clients’ customers. For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks. For such services, we usually employ qualified personnel with specialized technical training in dedicated teams.

•	Retention. We provide our clients with customer retention services, whether by persuading their end-customer not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests. We collaborate with our clients in order to develop new scripts as well as new retention offers to improve the results of such activities.

•	Debt Collection. We design debt collection strategies together with our clients to maximize results, while emphasizing customer retention. We participate from the early stages of developing our clients’ collection strategy to the actual execution of the strategy, using database filters (systems which prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automatic contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the chances of contact and behavior models which enable us to categorize customers’ risk and identify the most efficient techniques of interacting with customers. In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.
     The percentages of revenues, derived by each of the services listed above, were as follow:

	Three-month
	period ended
	March 31,	Year ended December 31,
Services	2005	2004	2003	2002
Customer Care	58.4%	64.2%	55.7%	60.8%
Telemarketing	11.4%	10.6%	16.1%	16.5%
Technical Support	3.7%	2.3%	1.1%	1.3%
Retention	4.0%	3.8%	1.9%	0.0%
Debt Collection	11.3%	11.8%	17.4%	18.6%
Other	11.2%	7.3%	7.8%	2.8%

Total	100.0%	100.0%	100.0%	100.0%

     We also offer other services such as dispatch, back-office support, and surveys, among others. Furthermore, we continuously work with our clients to develop new products.
     On a monthly basis, we handle approximately 80 million customer contacts over the phone at our 15 contact center sites. Our technology infrastructure provides for the effective distribution of calls to one or more of our sites.
Markets and Clients
     We provide contact center services primarily across the following sectors:
•	Telecommunications. We provide a full range of contact center services to Telemar, our largest client. Telemar’s operations include fixed line terminals, long-distance services, mobile services, as well as broadband and corporate voice and data services. In addition to traditional customer care services, we deliver extensive client retention and debt collection services for Telemar’s retail and corporate customers. Because we have a strong relationship with Telemar and because other telecom groups control their own contact center companies, we have not actively pursued other opportunities in this sector.

•	Financial Services. New financial products and service offerings have expanded our opportunities in this sector. We provide a broad range of services to the credit card, retail bank and insurance segments, as well as to consumer credit companies. We expect this sector to grow in importance for us since many financial institutions have in-house operations that fit into our strategy of focusing on clients with high volume and highly complex services.

•	Utilities. There are several large companies in Brazil in the power, water and sewage, and gas distribution segments. Currently, we provide services to a few power distribution companies in the Southeast and Northeast regions of Brazil. We intend to continue to expand our activities in this sector and our success could be enhanced if there is further privatization in the water and sewage segment.

•	Internet. We have developed specific end-to-end services for Internet service providers, or ISPs, by servicing iG, Brazil’s largest ISP, and, more recently, Telemar’s new ISP subsidiary. We are particularly interested in providing customer acquisition, retention and technical support services to the growing number of broadband Internet access providers.

     Other key sectors include pay TV, travel and transportation, among other service providers. We conduct virtually all of our business in Brazil and the vast majority of it in Portuguese. We have no present intention to expand beyond Brazil.
     The percentages of revenues, derived by each sector listed above, were as follow:

	Three-month
	period
	ended March 31,	Year ended December 31,
Sector	2005	2004	2003	2002
Telecommunications	67.5%	64.5%	78.8%	77.2%
Financial Services	24.7%	27.6%	14.6%	16.3%
Utilities	1.1%	1.4%	2.5%	3.4%
Internet	0.8%	0.8%	0.8%	0.9%
Other	5.9%	5.7%	3.3%	2.2%

Total	100.0%	100.0%	100.0%	100.0%

Client Contracts
     Most of our relevant contact center services agreements range from three to six year terms and allow clients to terminate services after an initial lock-in period, which varies from 18 to 60 months. Most of these contracts establish penalties calculated as a percentage of the estimated value due for the remaining term of the agreement. We have historically established long-term relationships with our clients based on the continuous renewal of our contracts and expansion of the services we provide.
     Pricing models have evolved over the last couple of years. In the past, most of our contracts were based on capacity rental, where the client defined the number of workstations to be employed for a fixed price. Most of our inbound service contracts are now billed based on speaking time, where the client pays for each minute of conversation of our operators with customers. Other services are mostly priced on a pay-for-performance basis, where we either receive a combination of a fixed-rate fee plus a success fee or payments that are wholly performance-based. Typically, performance-based compensation is agreed upon on debt collection and telemarketing services.
     Our services can be rendered on a fully-outsourced or partially-outsourced basis. Partially-outsourced services may include providing our contact center infrastructure when clients desire to use their own employees or providing our human resources when clients have already invested in their own facilities.
     Nearly all of our contracts have Service Level Agreements that define performance requirements and minimum quality thresholds. Service Level Agreements are agreements between service providers and customers that define, among other things, the services provided, the metrics associated with these services, acceptable and unacceptable service levels (speed of answer goals), liabilities on the part of the service provider and the customer in the case of non-performance, and actions to be taken in specific performance. The most common Service Level Agreement item on inbound services is related to the time a customer should wait to be serviced. This is typically measured as the minimum percentage of phone calls that should be answered in a maximum time frame (e.g., an “80/20” Service Level Agreement item requires that at least 80% of the calls should be answered in no more than 20 seconds). With the increased complexity of outsourced services, more Service Level Agreement provisions are required by clients, such as service interruption, adherence to defined scripts, and even operator turnover. If we do not meet a Service Level Agreement provision, we may be liable for penalties or a price reduction of our services.
     Our clients are entitled to receive penalties and indemnifications from us when they face operational problems or damages resulting from an act of imprudence, negligence, gross of negligence or willful misconduct by us in connection with the delivery of our services. These penalties, and consequently the respective amounts due thereunder, vary depending on the type and level of each failure. Hence, we cannot quantify an amount for these penalties in advance, since it is only possible to determine the nature and extent of those failures when a specific event occurs. Regarding our indemnification obligations, we have other contracts pursuant to which we may be required to pay the total amount of the damages incurred by the client, as calculated by the client, an arbitrator or a judge in a legal proceeding. As a result, we are unable to estimate the amount of these indemnifications, since such amount would be directly related to the nature and extent of the damages incurred by our clients and caused by us, our directors, employees or subcontractors. Our exposure in any of these circumstances could be significant.
Result Variance and Seasonality
     We experience variations in our results of operations primarily due to the timing of our clients’ Customer Relationship Management initiatives such as customer acquisition and sales campaigns. For example, we experience higher activity in December, which is typically a month of higher sales volume and promotional activities for our clients.
     Our periodic results may also be impacted by the start of significant operations under a new contract or the termination of an existing one. The start of a contract may adversely affect our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely impact our results, as we would incur increases in costs relating to the severance of our employees and the reallocation of our assets, as well as suffer lower utilization rates of our facilities.
     Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation. This practice is very common in Brazil and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g. telecommunications, leased facilities) have periodic rate adjustments according to past inflation. If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month. We are currently in negotiations with the labor union and any increase in our employees’ wages or benefits that may result with the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of percentage salary increase and/or one-time payment. In the event of the latter, our cash flow in a given period would be more acutely affected.
Human Resource Management
     We believe human resources are key to the success of our business. Accordingly, we continuously refine our approach to hiring, training and managing qualified personnel at all levels of our organization, which we believe to be one of our core strengths. We employed 40,267 employees at March 31, 2005.
     We offer classroom, online and on-the-job training programs for our employees, ranging from training regarding information about our clients and the products and services they offer to techniques of telephone-based sales and customer service. Once hired, each new operator receives on-site training, the duration of which depends upon the complexity of the services to be provided and the level of experience of such operator.
     We have developed specific training programs on telemarketing and debt collection techniques in connection with our performance-based compensation services, which aim to increase the productivity and quality of our employees’ performance. These training programs involve teaching our employees sales techniques and providing training on the products that they will be offering. With respect to debt collection services, our employees are specifically trained in different debt collection techniques. The methods adopted to evaluate employees working in our performance-based compensation services are designed to increase their performance.
     We also focus on employee retention. This effort is important since initial training costs, particularly for inexperienced and young recruits, is costly and time consuming. Moreover, better qualified and more experienced operators generally achieve higher productivity levels and greater revenue per workstation.
     We have an aggressive internal employee promotion program. Our systems and tools allow us to track each operator’s performance using predefined indicators, such as punctuality, absence and productivity. These systems allow us to reward our best employees, and provide specific training for underachievers, resulting in greater productivity and reducing total human resources costs. We have incentive-based compensation programs for certain activities that are linked to the achievement of certain performance-based goals.
Facilities
     Our principal executive office, known as Passeio, is located in Rio de Janeiro, Brazil. This facility currently serves as the headquarters for senior management and the financial, information technology, human resources and administrative departments. Passeio also houses some contact center operations, with more than 2,800 workstations, and it is currently our largest facility with 19,700 square meters in size. We currently operate a total of 15 contact centers in seven different states plus Brazil’s Federal District.
     We believe our existing facilities are adequate to meet current requirements and to accommodate minor expansions. Instead of maintaining extra capacity for future demands, we have opted for a strategy of high capacity utilization. In order to meet aggressive implementation requirements of new clients, we have developed a group of suppliers with standardized products and services, capable of quickly responding to our demand for additional workstations or facility expansion. Furthermore, in locations such as São Paulo and Rio de Janeiro, where there is higher likelihood of future growth from client demand, we seek to lease premises that allow for significant expansion, if necessary.
     We seek new locations where there are favorable workforce demographics, ample telecommunication and electricity services and easy access and transportation for employees. We also perform a cost-benefit analysis of every potential location in light of rental costs, setup/retrofit costs, local tax incentives, safety features, and the cost of future expansion.
     The following table sets forth additional information concerning our facilities at March 31, 2005:

					Lease Contract
Sites	State	Work Stations	# Employees	Sq. Meters	Expiration
Passeio*	RJ	2,822	5,432	19,700	Sept. 30, 2010
Niterói	RJ	1,430	4,542	7,314	Dec. 31, 2009
Makenzie	RJ	1,150	2,680	5,688	Dec. 31, 2009
Assembléia	RJ	647	1,277	3,700	June 30, 2006
Antartica	SP	1,580	2,542	12,365	May 31, 2009
Paulista	SP	1,596	3,925	8,208	Dec. 31, 2006
Prado	MG	2,998	6,912	10,427	Dec. 31, 2009
Nova Lima	MG	120	227	977	May, 14, 2007
C. da Pólvora	BA	1,495	3,746	8,534	Dec. 31, 2009
Comércio	BA	653	1,744	8,420	March 31, 2009
Borges de Mello	CE	1,884	4,506	13,150	Dec. 31, 2005
Príncipe	PE	938	1,611	2,766	Dec. 31, 2009
Boa Vista Nova	PE	294	685	1,568	Dec. 31, 2009
Porto Alegre	RS	100	295	500	Sept. 17, 2006
Distrito Federal	DF	72	143	180	May 14, 2007

Total		17,779	40,267	103,497

*	Accommodates both contact center operations and our headquarters.
Information Technology
     We have invested significantly in telecommunications and IT infrastructure and have focused on applying such investments to meet our clients’ requirements. We anticipate that it will be necessary to continue to invest in and develop new systems on a timely basis to maintain our competitiveness.
     We use industry-standard software and hardware from IBM, Microsoft, Sybase, Oracle, Cisco and others for operations and administrative functions, in addition to our own internally developed software and applications.

For the purposes of interacting with our clients’ databases, we have implemented highly customized services. In some services, we also utilize systems and software developed by our clients.
     We have developed internal capability to design software services applicable to our business requirements. Our in-house software development team is comprised of approximately 30 technicians. We have successfully developed in-house systems that have created a competitive advantage by allowing us to tailor our services as well as control and reduce our costs, particularly those costs related to employee productivity. See “— Our Strategy.”
     We utilize sophisticated technology for our business, from our telephony platforms (Avaya and Nortel) to our workstations, computer equipment (HP, Dell and IBM), recorders, as well as productivity tools such as predictive dialers, Interactive Voice Response, and automated call distributors. Our customer service professionals have the tools to initiate and efficiently handle millions of service interactions on a daily basis. Our telephony infrastructure, partnered with Telemar’s data and telephony network, provide several options when routing voice and data contacts throughout our different sites. These platforms support such features as voice over IP, or VoIP, best services routing, skills-based routing and schedule adherence.
Corporate Reorganization
     Contax Holding was incorporated in Brazil on July 31, 2000, under the name Caroaci Participações S.A., or Caroaci, as a result of a partial split-off of Poconé Participações S.A. Its primary functions were those of a typical holding company. Before December 2003, Contax Holding was under the majority control of GP Administradora de Ativos S.A. until TNL acquired 99.9% of Contax Holding’s share capital. Until November 2004, Contax Holding did not conduct any operational activity and did not have any subsidiaries.
     On November 26, 2004, the Board of Directors of TNL approved the first stage of our corporate reorganization, including the following steps:
•	Change of name from “Caroaci Participações S.A.” to “Contax Participações S.A.”;

•	Transfer to Contax Holding of all 244,150,225 shares held by TNL in TNL Contax, representing a capital increase of Contax Holding in the amount of R$126,030 thousand (accounted for at book value of TNL’s investment in TNL Contax as of October 31, 2004);

•	Transfer to Contax Holding of the inter-company loan between TNL and TNL Contax in the amount of R$57,678 thousand; and

•	An additional capital increase in Contax Holding made in cash in the amount of R$90,000 thousand.
     The TNL Board decided to spin-off Contax Holding to the shareholders of TNL for two primary reasons: (i) to realize the full value of the company as a separate entity and (ii) to allow the management of TNL to focus on its telecommunications operations.
     On December 29, 2004, TNL’s shareholders approved the second and final stage of our corporate reorganization, comprised of a spin-off whereby TNL’s shareholders approved a reduction to TNL’s capital in the amount of R$277,528 thousand (based on an independent appraisal as of November 30, 2004 pursuant to Brazilian law), and the return of this reduced capital to TNL’s shareholders by way of a distribution, to TNL’s shareholders, of all of the shares held by TNL in Contax Holding. After a 60-day waiting period following the publication of the spin-off approval, which is provided for by Brazilian law to give creditors the opportunity to raise any objections (in the case of our reorganization no such objections were raised) and with the registration of the shareholders’ meeting minutes, the spin-off became in full force and effect on March 9, 2005 in accordance with Brazilian corporate law.
     TNL Contax is a result of a merger between two operating subsidiaries of TNL, Contax S.A. and TNext S.A, or TNext. Contax S.A. was formed on April 3, 2000, with the main purpose of providing contact center services and started its contact center operations in November 2000. On February 3, 2003, the merger of Contax S.A. into TNext, a TNL subsidiary focused on data center operations, was approved, resulting in the change of TNext’s name to TNL Contax S.A. TNL Contax was formed to take advantage of tax credits related to the accumulated net operating losses from the data center operations, or TNext NOL’s. On June 30, 2003, TNL Contax decided to discontinue its data center operations due to both the high competition in this sector and such accumulated losses. Also, on June 30, 2003, TNext’s assets were sold to Hewlett Packard, or HP, and Telemar. From that moment on, we focused only on our contact center activities and, as a consequence, we treat the results of the data center operations as discontinued operations for U.S. GAAP purposes. See Note 16 of the Consolidated and Combined Financial Statements.
     The following organizational charts illustrate the business structure of Telemar Participações and its subsidiaries both before and after the spin-off:
Before Spin-off*

*	Shareholdings as of March 31, 2005.

**	Held indirectly through a wholly-owned subsidiary

After Spin-off*

*	Shareholdings as of March 31, 2005.

**	Held indirectly through a wholly-owned subsidiary
Capital Expenditures
     The following table sets forth our capital expenditures for the periods indicated below.

	Three months
	ended March 31,	Year ended December 31,
	2005	2004	2003	2003
	(Unaudited)
	(in thousands of reais)
Telecommunications and IT systems	3,042	58,888	22,827	39,785
Improvements on third part assets	4,507	16,283	13,022	13,899
Furniture and fixtures	1,330	20,949	3,362	5,429
Other	1,446	6,550	3,013	26

Capital expenditures Contax	10,325	102,670	42,224	59,139
Capital expenditures in discontinued operations*	—	—	2,455	5,238

Total capital expenditures	10,325	102,670	44,679	64,377

*	Discontinued operations relate to data center activities. See Note 16 to our Consolidated and Combined Financial Statements.
     Our current 2005 capital expenditure budget totals R$74,227 thousand. We plan to fund most of our capital expenditures with our current cash and cash equivalents levels and cash flows from future operations. We have budgeted approximately 80% of the 2005 capital expenditure budget to investments related to service volume growth, such as additional workstations and the establishment of new facilities, and the remaining 20% on general upgrade and quality improvements of our existing systems.
Marketing Channels
     Our commercial efforts are focused on the largest Brazilian economic conglomerates, which we believe have the potential need for a significant number of outsourced services. As a result of this strategy, we channel virtually all of our sales efforts through our direct corporate sales force, consisting of eight key account managers, led by a commercial director and supported by a team of 15 professionals who are responsible for designing commercial proposals. The key account managers are divided into two groups: one group focuses on the acquisition of new clients, while the other focuses on expanding business with existing clients.
     To support our direct sales efforts, we have a relationship marketing group. We promote events primarily to increase our relationship with clients and prospects and have occasionally sponsored sports, cultural and social development activities. We also engage in institutional advertising in segmented media.
     We occasionally enter in consortia with consulting or technology partners or with other competitors.
Insurance
     Our assets and liabilities of material value and high risk are currently covered by insurance policies maintained by TNL, which guarantee coverage for material damage and loss of revenue arising from such damage. Beginning in June 2005, TNL Contax will obtain its own insurance policies in the amounts listed below, which it believes will be adequate as to the nature and risks of its activities and sufficient to ensure the protection of its net worth and operational continuity.
     We expect that our insurance policies will comprise the following coverage, according to the risks and nature of assets.

Coverage Type	Amount Covered
Property damage	R$45,000 thousand
Business interruption	R$45,000 thousand
General liability	R$5,000 thousand
Directors and officers liability	U.S.$10,000 thousand
Intellectual Property
     We do not have any trademarks filed or registered under our name in Brazil. However, we use all of the “Contax” trademarks which were filed by TNL. TNL has 17 trademarks with the expression “Contax” filed before Brazilian Institute for Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI. Of these trademarks, four are opposed by third parties. However, these opposed trademarks are not linked to our core business or widely recognized in the Brazilian market as part of our identity. Hence, we are not significantly dependent on them. and, as a result, even if such oppositions would cause us to lose the opposed trademarks, this would not have an adverse effect our business and results of operations. All 17 trademarks will be assigned to us at no cost.
     There are seven domain names already registered with the “Contax” name at the São Paulo Research Support Foundation (Fundação de Amparo à Pesquisa do Estado do São Paulo) or Fapesp, the Brazilian institution responsible for registering domain names. Among them, there are four (www.contax-net.com.br, www.contaxt.com.br, www.contaxtelemar.com.br and www.telemarcontaxt.com.br) registered under the name of Contax Holding, one (www.contax.com.br) registered under the name of TNL Contax and two (www.contax.net.br and www.contaxt.net.br) registered under the name of TNL. The domains registered by TNL will be assigned to us at no cost.

Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our financial statements and the related notes included elsewhere in this registration statement.
Executive Overview
     We provide contact center services, including customer care, telemarketing, technical support, customer retention, and debt collection. Our services vary based on the nature of the contact interaction (i.e., whether the contact is inbound or outbound), and are rendered through various communication channels, such as by telephone, web, mail, e-mail and fax. Our revenues are calculated based on a number of indicators, including the number of workstations, speaking time and performance targets, varying in accordance with the type of service and contractual arrangements we have with our client.
Our results are significantly impacted by the following factors, among others:

•	the acquisition or loss of a major client;

•	fluctuations in demand for our services;

•	our ability to pass through to our clients increases in costs;

•	our ability to efficiently manage our workforce productivity; and

•	success or failure with respect to our performance-based services.
Acquisition or Loss of a Major Client
     The acquisition or loss of a major client may have a significant affect on our results. Beginning of operations under a new contract may adversely impact our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely affect our results, as we would incur costs to terminate employees and re-allocate assets, as well as suffer lower utilization rates of our facilities.
Fluctuations in Demand for Our Services
     The increase and decrease of services required by our major clients has a significant impact on our results, particularly as such fluctuations affect capacity utilization rates. The growth of our clients’ customer base can increase the overall need of contact center services, such as customer service, telemarketing, collection and retention. If our clients’ customer base erodes or other events occur, such as increased automated customer service, a decrease in call volume and/or speaking time and, consequently, a decrease in our revenues could result.
Our Ability to Pass Through to Our Clients Increases in Total Costs
     Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2004, personnel costs accounted for 79.0% of our total costs, while the remaining 21.0% represented costs associated with third-party services, depreciation and our facilities.
     Our annual collective labor negotiations involve the discussion of compensation and benefits. To protect against cost increases, including increases in the cost of telecommunications, energy and our leased facilities and the impact of inflation, most of our contracts have annual rate adjustment clauses that allow for price increases to cover any such cost escalation. We may decide not to exercise the right to adjust prices fully in view of competitive conditions and/or other client relationship issues.
Our Ability to Efficiently Manage Our Workforce Productivity
     Our profitability depends largely on the productivity of our workforce. Workforce productivity involves both traffic planning, which consists of designing facilities and resources to meet user requirements, and corresponding workforce management.
     Inbound services, which represented 52% of our net revenues in 2004, are contracted mainly based on speaking time. Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume. An excess number of operators, based on an overestimated forecast, may cause us to lose profitability due to idle capacity. In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume and we may be subject to Service Level Agreement penalties.
     Workforce management involves team scheduling that requires the use of sophisticated planning tools that determine the number of employees scheduled at each shift for each type of service, according to our forecast of call volume and speaking time per call, as well as complying with all labor regulations related to our services. We employ advanced planning and control software packages and have developed several systems that contribute to increased employee productivity. These systems include proprietary software that links payroll to login time and a company-wide intranet that measures individual and team performance indicators. A significant deviation in these performance indicators could have a material impact on our results.
Success or Failure with Respect to Our Performance-Based Services
     Approximately 15% of our net revenues in 2004 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection service rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.
Key Events in 2004 and 2005
•	In April 2004, we signed an important contract with Orbitall, the largest Brazilian credit card processor, serving large customers such as Credicard, one of Brazil’s largest credit card issuers, Banco Itaú, Brazil’s second largest private retail bank, Citibank and Caixa Econômica Federal, Brazil’s largest government-run savings and loan institution. Orbitall’s contact center operations consisted of approximately 2,000 workstations.

•	In November 2004, TNL’s Board of Directors approved a restructuring process whereby: (i) all of the 244,150,225 outstanding shares held by TNL in TNL Contax, having a book value of R$126,030 thousand, were transferred from TNL to Contax Holding by means of a capital contribution of TNL in Contax Holding; (ii) TNL made a cash contribution to Contax Holding in the amount of R$90,000 thousand; (iii) TNL transferred to Contax Holding its inter-company loan with TNL Contax in the amount of R$57,678 thousand; and (iv) TNL held a shareholders’ meeting to decide on the reduction of capital of TNL with the return of this reduced capital to TNL’s shareholders by way of a distribution, to TNL’s shareholders, of all of the shares held by TNL in Contax Holding. See ”Item 4. Information on the Company — Corporate Reorganization.”

•	In December 2004, we and Telemar approved two long-term agreements: (i) a contract establishing full outsourcing for all contact center services rendered by us to Telemar (some services rendered to Telemar were only partially outsourced prior to this date), and (ii) a telecommunication service contract for the services rendered by Telemar to us. As a result of such full outsourcing arrangements, we acquired

Telemar’s remaining contact center assets for R$29,545 thousand. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

•	Effective January 1, 2005, all services which were provided by us to Tmar are now rendered on a fully-outsourced basis. Prior to such contract, we performed all contact center activities for Tmar, under various contracts, both on a fully-outsourced as well as on a partially-outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Tmar. Tmar was also responsible for all facilities costs such as general maintenance, electricity, etc. Also on January 1, 2005, all Tmar and Oi contracts had their annual price readjustments.
Critical Accounting Policies and Estimates
     In preparing our financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, estimates and assumptions.
     The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain. Our estimates, including but not limited to the provisions of accounts receivables and contingent liabilities, may differ from the actual value of such assets or liabilities. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:
•	revenue recognition;

•	depreciation of property and equipment;

•	payroll and related accruals;

•	contingencies; and

•	deferred and recoverable income tax and social contribution.
Revenue Recognition
     We recognize revenues on an accrual basis at the time the services are rendered, except with respect to some of our performance-based services, which we recognize upon their measurement and acceptance by our client. Most service contract revenues are calculated based on indicators like quantity of workstations, speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to our performance-based services are calculated based on data available in our and our clients’ IT systems. In addition, we usually allocate operation managers to review, reconcile and discuss such indicators with clients. Some revenue adjustments are recorded after discussions with such clients.
Depreciation of Property and Equipment
     We depreciate property and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets, such as five years for IT hardware and software and ten years for furniture and fixtures. Given the complex nature of our telecommunications and IT systems, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and practices in our business sector, which could cause early obsolescence of such systems.
     Management periodically reviews our long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring their impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.
     We ceased recording the depreciation of the equipment of discontinued operations of TNext as of June 30, 2003, when we discontinued our data center operations and entered into contracts with HP and TNL in relation to such operations. See “Notes to Financial Statements — Discontinued operations.”
Payroll and Related Accruals
     Payroll and related accruals are the most significant costs of our operations, being calculated and recorded on an accrual basis by our payroll system. Payroll and related accruals include wages and salaries, paid vacation, Christmas bonus (décimo terceiro salário), social security charges, executive bonus plan and employees’ payroll tax withholdings, most of which are defined by Brazilian labor law.
     For paid vacation provision, each employee is entitled to a 30-day calendar paid annual vacation, corresponding to four thirds of a monthly salary. We record a monthly provision for paid vacations, until such benefit is paid (when employees effectively take their vacations). For the thirteenth salary payment provision, we record a monthly provision equal to 1/12 of the employee’s monthly salary until such benefit is paid. Fringe benefits, such as paid transportation and meal vouchers, are recognized as expenses on a monthly basis when provided to employees.
     The management’s executive bonus plan is performance-based on the achievement of several financial and quality targets of the company as well as individual employees’ targets, determined on an annual basis. This provision is recorded on a monthly basis and at year-end is recalculated based on our best estimate of targets attained, as set in the annual budget process, but the actual total amount is only final after being reviewed and approved by our Board of Directors.
Contingencies
     The preparation of our financial statements requires us to make estimates and assumptions regarding contingencies that affect our overall financial condition or relate to the changes in the real value of assets and liabilities at the date of the financial statements and accounting revenues and expenses during the reported period. Such contingencies include those related to the legal proceedings discussed in Note 12 to the Interim Condensed Consolidated and Combined Financial Statements.
     Under U.S. GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management’s opinion of the outstanding contingent matters. We continuously evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact our estimates, which in turn could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.
     Labor Claims. Labor claim provisions relate mainly to equalization of salaries (R$640 thousand as of March 31, 2005) and unpaid overtime (R$512 thousand as of March 31, 2005) while the remaining provisions (R$735 thousand as of March 31, 2005) are based on various other factors (e.g., accidents, benefits).
     Specifically with respect to the contract signed between us and Orbitall, all labor claims losses relating to the period prior to April 1, 2004 shall be reimbursed by Orbitall. We hired an independent legal advisor to estimate the potential losses considering the number of employees, payroll, turnover and precedents of labor claims. Based on such estimate, we provisioned a total amount of R$7,020 thousand to cover probable losses. Due to the reimbursement clause of the contract mentioned above, we simultaneously recorded an asset in the same amount, thus not affecting the results of operations in 2004.
     Tax Claims. Our tax contingencies relate to service taxes (Imposto sobre Serviços de Qualquer Natureza), or ISS, a revenue tax on services rendered (R$1,013 thousand as of March 31, 2005), as well as differences in the withholding of social security taxes (R$230 thousand as of March 31, 2005) owed to the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, and other provisions related to the mandatory contribution (R$757 thousand as of March 31, 2005) to the social security severance fund (Fundo de Garantia por Tempo de Serviço), or FGTS.
     We do not believe that the proceedings recorded as probable losses, if decided in a manner that is adverse to us, will have a material adverse effect on our financial condition. It is possible, however, that future results of operations could be materially affected by changes in our assumption, and the effectiveness of our strategies with respect to legal proceedings.
Deferred and Recoverable Income Tax and Social Contribution
     We record deferred tax credits arising from timing differences and tax loss carryforwards. These projections include several assumptions related to the performance of the Company, exchange rates, service volumes, tax rates and other factors that could differ from current estimates.
     There is no time limit for the use of tax loss carryforwards according to current Brazilian tax regulations. However, accumulated tax losses may offset no more than 30% of the taxable profit in any year.
Results of Operations
     We discuss our contact center activities as continuing operations and our data center activities as discontinued operations, in accordance with U.S. GAAP. Other than the impact of tax credits related to the TNext NOLs, all results related to assets and liabilities of the discontinued operations are discussed separately. See “Item 4. Information on the Company — Corporate Reorganization.”

	Continuing operations
	Three-month period ended		Year ended
	March 31,		December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
	(in thousands of reais)
Net operating revenues of services rendered	217,397	124,502	654,616	410,690	211,660
Cost of services rendered	(178,851)	(104,882)	(574,071)	(334,751)	(181,161)

Selling, general and administrative expenses	(12,786)	(9,542)	(46,790)	(30,506)	(20,088)
Other operating expenses, net	(610)	(212)	(1,055)	(728)	(1,356)

Operating income (loss)	25,150	9,866	32,700	44,705	9,055
Net financial income (expenses)	529	(898)	(4,662)	(2,141)	(6,923)
Income tax and social contribution benefit (provision)	(8,792)	(3,056)	(11,568)	18,676	(796)

Net income	16,887	5,912	16,470	61,240	1,336

	Discontinued operations
	Three-month period ended		Year ended
	March 31,		December 31,
	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)
	(in thousands of reais)
Net operating revenues of services rendered	—	—	—	10,181	11,315
Cost of services rendered	—	—	—	(32,038)	(32,639)

Selling, general and administrative expenses	—	(671)	(4,937)	(2,344)	(4,085)
Other operating expenses, net	—	—	(47)	(36,583)	(7,236)

Operating loss	—	(671)	(4,984)	(60,784)	(32,645)
Net financial expenses	—	(4,535)	(9,663)	(29,119)	(35,444)
Income tax and social contribution benefit	—	1,770	4,980	30,567

Loss	—	(3,436)	(9,667)	(59,336)	(68,089)

There were no discontinued operations for the three-month period ended March 31, 2005.
Results of Operations for the three-months period ended March 31, 2005 compared with the three months period ended March 31, 2004.
Continuing Operations

				Period over	Results as a
			Period over	period	percentage of net sales
	Three months period		period	percentage	for the quarter ended
	ended March 31,		change	change	March 31,
			Favorable	Favorable
	2005	2004	(unfavorable)	(unfavorable)	2005	2004
	(Unaudited)	(Unaudited)
	(in thousands of reais)
Net operating revenues of services rendered	217,397	124,502	92,895	75	100	100
Cost of services rendered	(178,851)	(104,882)	(73,969)	(71)	(82)	(84)

Selling, general and administrative expenses	(12,786)	(9,542)	(3,244)	(34)	(6)	(8)
Other operating expenses, net	(610)	(212)	(398)	(188)	—	—

Operating income	25,150	9,866	15,284	155	12	8
Net financial income (expenses)	529	(898)	1,427	159	—	(1)
Income tax and social contribution benefit (provision)	(8,792)	(3,056)	(5,736)	(188)	(4)	(2)

Net income	16,887	5,912	10,975	186	8	5

Net Operating Revenues Derived from Services Rendered
     For the quarter ended March 31, 2005 net revenue increased by R$92,895 thousand compared to the same quarter of 2004, representing a growth of 75%, from R$124,502 thousand in 2004 to R$217,397 thousand in 2005. This increase is due to: (i) R$70,033 thousand of higher volume of services rendered to our clients, of which almost 50% were related to the acquisition of Orbitall in the second quarter of 2004; (ii) R$12,287 thousand related to price readjustments during 2004 and the first quarter of 2005; and (iii) R$10,575 thousand related to the change in Telemar’s contract to a fully-outsourced basis as of January 1, 2005. While we continue to seek new clients and increase sales to existing clients, we do not expect that the growth in revenues shown for this period represents a continuing trend, as most of this growth was derived from the Orbitall Agreement.

     The number of our workstations increased by 5,236 in March 31, 2005, as compared with the same period in 2004. Average monthly revenue per workstation increased by 25% in the period, from R$3,326 in the first quarter of 2004 to R$4,159 in first quarter of 2005.
Cost of Services Rendered
     The total cost of services totaled R$178,851 thousand in the first quarter of 2005, an increase of R$73,969 thousand when compared to the first quarter of 2004, representing a growth of 71%. This increase is largely related to: (i) higher volume of services rendered in the amount of R$62,297 thousand and (ii) R$7,131 thousand due to the conditions of the collective agreement negotiated in 2004 and in effect since January 1, 2005.
     Depreciation increased by R$4,541 thousand, representing a growth of 104%, from R$4,355 thousand in the first quarter of 2004 to R$8,896 thousand in the first quarter of 2005. This increase is due to the investments made in 2004 to meet new clients’ requirements.
Selling, General and Administrative Expenses
     For the quarter ended March 31, 2005, total selling, general and administrative expenses increased by R$3,244 thousand compared to the same quarter of 2004, representing a growth of 34%, from R$9,542 thousand in the first quarter 2004 to R$12,786 thousand in the first quarter 2005. This increase was due to incremental costs related to business growth and support areas such as commercial, human resources and consulting expenses.
Net Financial Income (Expenses)
     For the first quarter of 2005, net financial income totaled R$529 thousand as compared to an expense of R$898 thousand in the first quarter of 2004. This increase was due to: (i) no interest coming due in the first quarter of 2005 because of the payment of outstanding loans; and (ii) interest on securities in the first quarter of 2005. Both movements are due to the corporate reorganization in November 2004 and to the availability of net cash provided by operations during 2004 and the first quarter of 2005.
Income Taxes
     In the quarters ended March 31, 2004 and 2005, we recorded income tax provisions of R$3,056 thousand and R$8,792 thousand, respectively, which represents mainly 34% of earnings before income tax.
Net Income
     Net income totaled R$5,912 thousand in the first quarter of 2004 and R$16,887 thousand in the first quarter of 2005, representing an increase of 186% due to the factors listed above.

Results of operations for the Year Ended December 31, 2004 compared with the Year Ended December 31, 2003.
Continuing Operations

				Period over
			Period over	period	Results as a
	Year ended		period	percentage	percentage of net sales
	December 31,		change	change	for the year ended
			Favorable	Favorable
	2004	2003	(unfavorable)	(unfavorable)	2004	2003
		(in thousands of reais)
Net operating revenues of services rendered	654,616	410,690	243,926	59	100	100
Cost of services rendered	(574,071)	(334,751)	(239,320)	(71)	(88)	(82)

Selling, general and administrative expenses	(46,790)	(30,506)	(16,284)	(53)	(7)	(7)
Other operating expenses, net	(1,055)	(728)	(327)	(45)	—	—

Operating income (loss)	32,700	44,705	(12,005)	(27)	5	11
Net financial expenses	(4,662)	(2,141)	(2,521)	(118)	(1)	(1)
Income tax and social contribution benefit	(11,568)	18,676	(30,244)	(162)	(2)	5

Net income (loss)	16,470	61,240	(44,770)	(73)	3	15

Net Operating Revenues Derived from Services Rendered
     Net revenue increased by R$243,926 thousand in 2004, representing a growth of 59.4%, from R$410,690 thousand in 2003 to R$654,616 thousand in 2004. Operations from new clients represented R$121,643 thousand of revenue growth in 2004. The remaining growth, in the amount of R$122,283 thousand, originated from higher volume of services rendered to our existing clients, consisting of: (i) R$51,566 thousand increase in technical support services; (ii) R$35,206 thousand increase in Oi’s customer service, due to its mobile subscribers’ growth; (iii) R$20,929 thousand increase in operations from the client NET (cable TV); and (iv) R$14,582 thousand increase in retention operations. Most of the growth resulting from the acquisition of new clients is due to our contract with Orbitall, signed in April 2004. In addition to this client acquisition, we also signed contracts with other new clients, such as Xerox, Banco Panamericano (banking), Sul América (insurance), Aliança do Brasil (insurance) and Hipercard (credit cards).
     The number of our workstations increased by 4,600 in 2004, representing a growth of 35.6%, from 12,907 in 2003 to 17,507 in 2004. The average monthly revenue per workstation increased by 4% in 2004, from R$3,489 in 2003 to R$3,642 in 2004, principally because of our growth in high-value services.
Cost of Services Rendered
     Total cost of services increased by R$239,320 thousand in 2004, representing a growth of 71.5%, from R$334,751 thousand in 2003 to R$574,071 thousand in 2004. This increase is largely related to (i) the increase in the volume of services rendered, with the corresponding cost increase, in the amount of R$190,750 thousand; (ii) transition and implementation costs for the new Orbitall operations, in the amount of R$24,121 thousand; (iii) the collective labor bargaining agreement, which was passed on to clients in subsequent months, in the amount of R$5,236 thousand; and (iv) tax payments related to a change in our method of calculating certain labor benefits, applied retroactively, in the amount of R$3,904 thousand. More than 90% of our cost of services is closely linked to our volume of business, most of which consists of personnel costs. As a result, we expect that increases in our service revenues will continue to produce increases in the costs we incur to provide such services.
     Depreciation increased by R$8,382 thousand in 2004, representing a growth of 60.5%, from R$13,859 thousand in 2003 to R$22,241 thousand in 2004. This increase was due to investments made in 2003 and 2004 to support operational growth and to meet new clients’ requirements. The investments in 2004 include the establishment of three new contact centers in the cities of Rio de Janeiro, São Paulo and Salvador.

Selling, General and Administrative Expenses
     Total selling, general and administrative expenses increased by R$16,284 thousand in 2004, representing a growth of 53.4%, from R$30,506 thousand in 2003 to R$46,790 thousand in 2004. This increase was due to incremental costs related to business growth and support areas such as IT, administrative, human resources and finance, as well as an increase in our executive bonus plan.
Net Financial Expenses
     Net financial expenses increased by 117.7% in 2004, from R$2,141 thousand in 2003 to R$4,662 thousand in 2004. This increase is due to: (i) interest payments and a restatement in connection with the change in calculation of certain labor benefits as discussed above in the amount of R$1,249 thousand; (ii) taxes and contributions over financial operations (IOF and CPMF) related to business growth and other expenses related to bank charges in the amount of R$2,136 thousand; and (iii) R$864 thousand offset by financial income provided by interest on securities.
     Loans of TNL Contax in 2004 and 2003, which generated financial expenses, were due to discontinued operations and are discussed below
Income Taxes
     In 2004, we recorded income tax provisions of R$11,568 thousand, which represents (i) 34% of earnings before income tax, in the amount of R$9,534 thousand and (ii) tax effects on permanent differences of R$2,034 thousand mainly related to our executive bonus plan.
     In 2003, we recorded an income tax credit of R$18,676 thousand. This is due to three main reasons: (i) 34% of earnings before income tax, in the amount of R$14,454 thousand; (ii) tax effects on permanent differences of R$3,728 thousand; and (iii) reversal of a valuation allowance relating to the TNext NOLs related to the years prior to 2003 in the amount of R$36,858 thousand which will be used to offset future taxable income. Such tax credit included timing differences and tax loss carryforwards.
Net Income
     Net income decreased by 73% in 2004, from R$61,240 thousand in 2003 to R$16,470 thousand in 2004. Net income decreased mainly as a result of the start-up cost of the new contract with Orbitall totaling R$24,121 thousand in 2004, as well as the tax credit recorded in the amount of R$36,858 thousand in 2003.
Discontinued Operations
     Discontinued operations shown on our financial statements relate to TNext’s data center operations, which were sold to HP on June 2003.
     Discontinued operations net losses decreased by 83.7% in 2004, from R$59,336 thousand in 2003 to R$9,667 thousand in 2004. These discontinued operations will neither impact our results in 2005, nor in the future.
     In 2004, discontinued operations generated a loss of R$9,667 thousand, due to: (i) financial expenses in the amount of R$9,663 thousand related mainly to inter-company loans; and (ii) R$4,984 thousand in costs for discontinued business; offset by (iii) R$4,980 thousand related to the tax credit related to the TNext NOLs in 2004. See Note 16 to our Consolidated and Combined Financial Statements.
     In 2003, discontinued operations generated a loss of R$59,336 thousand, derived from: (i) a provision in the amount of R$36,375 thousand to reflect the market value of a building that we sold in the beginning of 2005; (ii) financial expenses of R$29,119 thousand, mainly related to inter-company loans; and (iii) operational losses in 2003 in the amount of R$24,409 thousand; offset (iv) R$30,567 thousand related to the tax effect of such losses that occurred in 2003.

Results of Operations for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002
Continuing Operations

				Period over
			Period over	period	Results as a
	Year ended		period	percentage	percentage of net sales
	December 31,		change	change	for the year ended
			Favorable	Favorable
	2003	2002	(unfavorable)	(unfavorable)	2003	2002
		(in thousands of reais)
Net operating revenues of services rendered	410,690	211,660	199,030	94	100	100
Cost of services rendered	(334,751)	(181,161)	(153,590)	(85)	(82)	(86)

Selling, general and administrative expenses	(30,506)	(20,088)	(10,418)	(52)	(7)	(9)
Other operating expenses, net	(728)	(1,356)	628	46	—	(1)

Operating income (loss)	44,705	9,055	35,650	394	11	4
Net financial expenses	(2,141)	(6,923)	4,782	69	(1)	(3)
Income tax and social contribution benefit (provision)	18,676	(796)	19,472	2,446	5	—

Net income (loss)	61,240	1,336	59,904	4,484	15	1

Net Operating Revenues for Services Rendered
     Net revenue increased by R$199,030 thousand in 2003, representing a growth of 94.0%, from R$211,660 thousand in 2002 to R$410,690 thousand in 2003. This increase resulted from: (i) our clients’ growth of operations, and (ii) the acquisition of new clients, in sectors such as pay TV and utilities.
     Of our net revenue growth in 2003, R$13,178 thousand resulted from the acquisition of new clients. The remaining amount of R$185,852 thousand originated from a higher volume of services rendered to our existing clients, consisting of: (i) a R$38,703 thousand increase in technical support services; (ii) a R$32,746 thousand increase in collection services; (iii) a R$29,277 increase in telemarketing and retention operations; and (iv) a R$28,537 thousand increase in Oi’s customer service, resulting from its mobile subscribers’ growth.
     The number of our workstations increased by 5,570 in 2003, representing a growth of 75.9% from 7,337 in 2002, to 12,907 in 2003. The average monthly revenue per workstation increased by 5% in 2003, from R$3,334 in 2002 to R$3,489 in 2003, primarily due to growth in higher-margin operations, such as debt collection services and annual rate adjustments.
Cost of Services Rendered
     Total costs increased by R$153,590 thousand in 2003, representing a growth of 84.8%, from R$181,161 thousand in 2002 to R$334,751 thousand in 2003.
     This increase is largely due to the increase in the volume of services rendered, in the amount of R$170,351 thousand. Our costs grew at a lower percentage of revenues due to new higher margin operations and productivity gains relating to the implementation of a productivity-based management model comprised of internally developed systems, controls, planning tools, and monitoring of performance targets.
     Total depreciation increased by R$6,105 thousand in 2003, representing a growth of 78.7%, from R$7,754 thousand in 2002 to R$13,859 thousand in 2003. The increase was due to (i) investments made in 2002 and 2003 to support our growth, including the construction of a large contact center site in 2002, our first in São Paulo, the depreciation of which was partially recorded in 2002 and in all twelve months of 2003 and (ii) investments related to our debt collection operations for Telemar in the end of 2002.

Selling, General and Administrative Expenses
     Total selling, general and administrative expenses increased by R$10,418 thousand in 2003, representing a growth of 51.9%, from R$20,088 thousand in 2002 to R$30,506 thousand in 2003. This increase was related to general business growth, and includes expenses related to marketing, administrative personnel, sales force and consulting.
Net Financial Expenses
     Net financial expenses decreased by R$4,782 thousand, from R$6,923 thousand in 2002 to R$2,141 thousand in 2003. This reduction was primarily due to a reduction in our inter-company loans, offset by the increase in taxes over financial operations (IOF, CPMF) and bank charges.
Income Taxes
     In 2003, we recorded an income tax credit in the amount of R$18,676 thousand. This is due to three main reasons: (i) 34% of earnings before income tax, in the amount of R$14,454 thousand; (ii) tax effects on permanent differences of R$3,728 thousand; and (iii) reversal of a valuation allowance in the amount of R$36,858 thousand relating to the TNext NOLs for the years prior to 2003 which will be used to offset future taxable income. Such tax credit included timing differences and tax loss carryforwards.
     In 2002, the provision for income taxes amounted to R$796 thousand, consisting basically of our regular 34% statutory tax rate on 2002 income before taxes.
Net Income
     Net income increased from R$1,336 thousand in 2002 to R$61,240 thousand in 2003. The main reasons being: (i) the aforementioned tax-loss carryforwards for credits related to the losses from the years prior to 2003 accumulated by the data center activities, and (ii) the increase in gross profit derived from increased productivity, higher margin operations and economies of scale due to the significant revenue growth without a corresponding increase in selling, general and administrative expenses.
Discontinued Operations
     Discontinued operations net losses decreased by 12.9% in 2003, from R$68,089 thousand in 2002 to R$59,336 thousand in 2003.
     In 2003, discontinued operations generated a loss of R$59,336 thousand, deriving from: (i) a provision in the amount of R$36,375 thousand to reflect the market value of a building sold in the beginning of 2005; (ii) financial expenses of R$29,119 thousand relating to inter-company loans; and (iii) operational losses that occurred in 2003 in the amount of R$24,409 thousand; offset by R$30,567 thousand related to the tax effect of such losses.
     In 2002, the loss in the amount of R$68,089 thousand was primarily due to operational and financial losses.
Liquidity and Capital Resources
     Cash and cash equivalents as of the end of 2004 and 2003 were R$85,152 thousand and R$33,268 thousand, respectively. Following is a summary of the principal changes in cash flows during the past two years.
•	Net cash flows from continuing operating activities decreased R$12,298 thousand, representing a reduction of 16.2%, from R$88,272 thousand in 2003 to R$75,974 thousand in 2004. This decrease was related primarily to nonrecurring costs of the transition and implementation of the Orbitall operations, partially offset by the growth in volume of services rendered and the increase of cash generated by our operations in

2004. Cash used by discontinued operating activities increased R$4,496 thousand, representing a growth of 17.0%, from R$26,449 thousand in 2003 to R$30,945 thousand in 2004. This growth was mainly a result of interest paid on inter-company loans that were already registered in our statement of operations and fully paid during 2004, and offset by lower costs related to the termination costs associated with the discontinuing of the data center operations.

•	Net cash flows used in investing activities increased R$65,341 thousand, representing an increase of 175.0% from R$37,329 thousand in 2003 to R$102,670 thousand in 2004. This increase includes the purchase of Tmar’s contact center assets in the amount of R$29,545 thousand and capital expenditures to support the Orbitall service contract of approximately R$20,019 thousand. Our operations continue to require capital expenditures mainly for capacity expansion, due to business growth, as well as for technology upgrades and the replacement of obsolete assets.

•	Net cash flows from financing activities increased R$105,119 thousand from R$4,406 thousand in 2003 to R$109,525 thousand in 2004. Our net cash flows in 2004 consisted primarily of proceeds of R$90,000 thousand from increases in capital and reserves made by TNL and new inter-company loans obtained in the amount of R$117,612 that were offset by payments of R$98,087 thousand of inter-company loans related to discontinued operations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Loans Between TNL and TNL Contax.”
     Cash and cash equivalents as of March 31, 2005 totaled R$136,759 thousand. The principal sources of our cash and cash equivalents in the three-months period ended March 31, 2005 were: (i) the sale of a building prepared for data center activities in January 2005 to Telemar as per a contract signed on November 2004 for R$17,211 thousand; and (ii) net cash flows from operating activities of R$44,721 thousand; both of which were partially offset by R$10,325 thousand of capital expenditures in that period.
     We do not have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, or indirect contingent indebtedness except for R$379 thousand related to our Refis Program. The Refis Program was created by the federal government in order to provide taxpayers with the opportunity to pay their debts in 120 installments. In 2003, we filed a request to pay in installments our debts related to the Provisional Contribution on Financial Transfers (Contribuição Provisória sobre Movimentação Financeira), or CPMF. As of March 2005, there are 96 installments outstanding in the approximate aggregate amount of R$379 thousand. These installments are payable monthly, in the approximate amount of R$4 thousand each, with interest accruing pursuant to the Long-term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, which is set by the Brazilian National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.
     We believe that our current cash and cash equivalents levels and cash flows from operations will be adequate to meet anticipated working capital needs, continued expansion objectives and anticipated levels of capital expenditures for the foreseeable future. We do not have, and do not expect to need, any external sources of liquidity in the foreseeable future.
Contractual Obligations at December 31, 2004

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
		(in thousands of reais)
Capital (finance) lease	4,467	1,577	2,890
Operating lease (facilities)*	54,575	8,442	24,539	19,294	2,300
Other long-term obligations reflected on the Company’s balance sheet under the GAAP (Refis Program)	379	36	72	72	199

Total	59,421	10,055	27,501	19,366	2,499

*	Most of our facilities’ lease agreements can be terminated early, with one to six months’ prior notice, subject to a penalty equivalent to three times the monthly rent.

     At March 31, 2005 we had not incurred any additional contractual obligations.
Item 6. Directors, Senior Management and Employees
     We are managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria). According to our by-laws, members of the Board of Directors are appointed by our shareholders and Executive Officers are appointed by the Board of Directors.
Board of Directors
     The Board of Directors is currently composed of seven regular members and seven alternates, each serving for a term of three years. The Board of Directors holds a regular meeting once every three months and holds special meetings when called by any member of the Board of Directors.
     In regard to the appointment of Directors, Brazilian corporate law and the CVM regulations provide the following:
(i)	holders of preferred shares representing at least 10% of the total capital stock of a company may appoint one member to the Board of Directors and its respective alternate;

(ii)	holders of common shares representing at least 15% of the total common shares with voting rights may appoint one member to the Board of Directors and its respective alternate; and

(iii)	if items (i) and (ii) above do not occur, holders of common shares and holders of preferred shares representing together more than 10% of the total capital of a company may jointly appoint one member to the Board of Directors and its respective alternate.
     Those rights may only be exercised by shareholders that prove their continuous share ownership during the last three months prior to our shareholders’ meeting.
     Brazilian corporate law determines that shareholders holding more than 5% of the our common shares are entitled to exercise cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of Board seats being filled at the relevant shareholders’ meeting, such votes which can be cast to a single or more candidates. As a result of cumulative voting, controlling shareholders may be prevented from controlling all seats of the Board, while minority shareholders may be allowed to appoint at least one member of that body. Common shares participating in the cumulative voting process will not be counted for the purposes of appointing Board members in the circumstances described in (ii) and (iii) of the preceding paragraph.
     None of our directors have service contracts with Contax Holding or with TNL Contax providing for benefits upon termination of their employment.
     The current Board of Directors was last appointed at our Extraordinary Shareholders Meeting held on December 12, 2003 and will serve until our Ordinary Shareholders Meeting, to be held in 2006.
     The following are the current members of our Board of Directors and their respective positions:

Name	Position
Fersen Lamas Lambranho	Chairman *
Carlos Francisco Ribeiro Jereissati	Director
Otavio Marques de Azevedo	Director
Eloir Cogliatti	Director
Luiz Eduardo Falco Pires Corrêa	Director
Mauricio Borges Lemos	Director
Ronaldo Iabrudi dos Santos Pereira	Director

Name	Position
Celso Fernandez Quintella	Alternate
Carlos Medeiros Silva Neto	Alternate
Sérgio Bernstein	Alternate
Wilson Pumar de Paula	Alternate
Roberto Zurli Machado	Alternate
Marcos Grodetzky	Alternate
Julio Cesar Pinto	Alternate

*	Appointed as Chairman at the Board Meeting held on November 30, 2004.
     The following are brief biographies of the members of our Board of Directors, all of whom have served as members of the Board since December 13, 2003:
     Fersen Lamas Lambranho. Mr. Lambranho, 43 years old, is a partner of GP Investimentos and a member of the Board of Directors of several companies, such as TNL, Submarino S.A., Gafisa S.A. and CEMAR S.A. Before joining the executive board of Telemar Participações on August 1999, he served in different positions at Lojas Americanas S.A. since 1986 and acted as CEO of that company from 1996 to 1998. He holds a B.Sc. in Engineering from Universidade Federal do Rio de Janeiro — UFRJ and an MBA from COPPEAD (Instituto de Pós Graduação e Administração de Empresas da UFRJ) and completed an Owner’s President Management Program — OPM at Harvard Business School.
     Otavio Marques de Azevedo. Mr. Azevedo, 54 years old, is currently the CEO of AG Telecom Participações, one of the major shareholders of Telemar Participações, and has extensive experience in the Brazilian telecommunications industry. He has served as Chairman of TNL and has been a member of TNL’s Board of Directors since 2003. He also worked as TNL’s Executive Vice President from August 1998 to February 1999. He was the Vice President of Telebrás from 1991 to 1993. He holds a B.Sc. in Electrical Engineering from Pontifícia Universidade Católica — Minas Gerais.
     Carlos Francisco Ribeiro Jereissati. Mr. Jereissati, 59 years old, has been member of the Board of Tele Norte Leste Participações since August 1998. He is also Executive Director and Chairman of the Board of Telemar Participações. Mr. Jereissati is President and Chief Executive Officer of the Jereissati Group (Iguatemi Malls and La Fonte Holding in the real estate and diversified industries), which is primarily engaged in the acquisition, development, ownership and management of income producing real estate of regional malls and mixed-use real estate complexes. Iguatemi Malls Co. is the largest developer and owner of shopping centers in South America. He served as a Member of the Board of the Bovespa, Vice-Chairman of the Board of Directors of Companhia Vidraçaria Santa Marina (Compagnie de Saint-Gobain, Paris, France) and Chairman of the Board of the Executive Council of Shopping Centers / Brazil (Associação Brasileira de Shopping Centers), or ABRASCE. Mr. Jereissati holds a degree in Economics from Mackenzie University — São Paulo.
     Eloir Cogliatti. Mr. Cogliatti, 49 years old, has served as a member of TNL’s and Oi’s Board of Directors since 2001 and as a member of Telemar Participações’ Board of Directors since 2003. He has held different positions in Banco do Brasil S.A., including Capital Markets and Investments Officer from 1998 to 2003. He acted as Chief Financial Officer of Maxblue DTVM Investimentos S.A. in 2004. He has also served as a Board member of Sociedade Operadora de Mercado de Ativos — SOMA between 1999 and 2000, as a member of the Fiscal Council of PRONOR Petroquímica S.A. in 1999 and 2000, as Chairman of the Board of Kepler Weber S.A. from 2000 to 2003, as a Board member of Guaraniana Participações from 2001 to 2003, and COELBA — Cia. de Eletricidade do Estado da Bahia in 2002 and 2003. He holds a B.A. in Economics from Universidade Católica de Petrópolis — RJ and an MBA from Fundação Getúlio Vargas — Rio de Janeiro
     Luiz Eduardo Falco Pires Corrêa. Mr. Corrêa, 45 years old, is currently TNL’s General Superintendent Officer, having been appointed in October 2002 after joining Oi as President in October 2001. He has previously worked at Transportes Aéreos Marilia — TAM, from 1982 to 2001, where he held several positions such as Production Manager and Vice President of Marketing and Sales. He holds a B.Sc. in Aeronautical Engineering from Instituto Tecnológico da Aeronáutica — ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas in São Paulo.

     Maurício Borges Lemos. Mr. Lemos, 54 years old, is currently a professor of the School of Economics of the Federal University of Minas Gerais (Face/UFMG). He has served as a member of TNL’s Board of Directors since February 26, 2003. In 2003, he joined BNDES as the officer in charge of the Industrial Area. In 2002, he served as Secretary of Government of the Municipality of Belo Horizonte, State of Minas Gerais, where he also held other positions, such as Municipal Secretary (Social Policy Coordinator, from 2001 to 2002, and Planning, from 1993 to 2000). In 1976, he taught economics in the Social Sciences Basic Course of UFMG and, from 1977 to 1981, he served as a member of the Regional Development and Planning Center — Cedeplar of the same university. In this Center, he was a professor of the Masters program in 1982, from 1986 to 1991 and in 2000. He holds a B.A. in Economics from UFMG. He received his M.Sc. and Ph.D. in Economics from the State University of Campinas (Unicamp).
     Ronaldo Iabrudi dos Santos Pereira. Mr. Pereira, 50 years old, is currently the President of TNL, having been elected in October 2002 after joining TNL as Vice-President of Operations (COO) in December 2001. He has served as a member of TNL’s Board of Directors since March 2004. Previously, he was the CEO of the Centro-Atlantic Railway in 1997 and a member of the Executive Committee of the Gerdau Group for 11 years. He has also worked at Fundação Dom Cabral (1984) and Acesita (1974). He holds a B.A. in Psychology from the Catholic University of Minas Gerais and has a masters degree in Organizational Management from the Université de Paris — Sorbonne, and in General Management from the Université de Paris — Dauphine where he also received a Ph.D. in Organizational Change.
Executive Officers
     Our by-laws provide that the Board of Executive Officers shall consist of one President (CEO), one Chief Financial Officer (CFO), and up to three other officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time. The current Executive Officers were last appointed at our Board of Directors Meeting held on November 30, 2004 and will serve until the first Board of Directors meeting following the Annual Shareholders Meeting of 2006.
     The following are the Executive Officers and their respective positions:

Name	Position
Francis James L. Meaney	President (CEO)
Michel Neves Sarkis	Chief Financial Officer (CFO)/Investor Relations Officer
Humberto Bortoletto	Human Resources Officer
José Luiz Cardoso Albano	Operational Officer
     Francis James Leahy Meaney. Mr. Meaney, 40 years old, is the founder and has been our CEO since our inception in 2000. He is active in various contact center industry organizations, including ABT (Brazilian Association of Telemarketing Companies). Previously, he was a Vice President at Global Crossing Latin America in Miami from 1999 to 2000, General Manager for Conectel, the leading paging company in Brazil, from 1997 to 1999 and management consultant for various consumer products companies in Latin America between 1990 and 1997. He began his career at Credit Suisse First Boston in New York, where he worked from 1986 to 1988. He holds a B.A. in Economics from the University of Notre Dame and an MBA from Harvard Business School. He also completed the Advanced Management Program at INSEAD.
     Michel Neves Sarkis. Mr. Sarkis, 36 years old, has acted as our CFO since April 2001 and has been designated Investor Relations Officer in December 2004. Prior to joining us, he worked for five years as an auditor of PricewaterhouseCoopers from June 1990 to August 1995. He has also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department. In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company. In 1999, he went to Prosegur Brazil as General Manager of the Bahia and Espirito Santo Division. He holds a B.A. in Management from UFES (Universidade Federal do Espírito Santo) and an Accounting degree from Faculdade Costa Braga — São Paulo and an MBA from Pontifícia Universidade Católica — São Paulo.

     José Luiz Albano. Mr. Albano, 43 years old, has acted as our Operational Officer since May 2002. Prior to becoming our Operational Officer, he acted as our General Manager in Rio Grande do Norte for Tmar. Prior to that, he was responsible for the management of Tmar’s call center in Fortaleza, which centralized its operations in seven states of the northeast region of Brazil. Previously, he worked as a call center manager for Maxitel, a mobile operator in Belo Horizonte (from 1999 to 2000). He headed the department of Marketing and Services of the Minas Gerais branch office of Quatro A, a call center company (from 1996 to 1999). Also, he worked at Cimentos Mauá (from 1987 to 1994). He holds a B.A. in Management from Faculdade Cândido Mendes and a B.A. in Marketing from UFMG (Universidade Federal de Minas Gerais) and in Human Resources from Fundação Getúlio Vargas — Minas Gerais.
     Humberto Bortoletto. Mr. Bortoletto, 47 years old, has acted as our Human Resources Officer since November 2000. From 1993 to 2000, he worked for the Human Resources and Franchising department of McDonald’s. Among his main achievements is the implementation of Compensation and Human Relations Management Programs, Researches of Opinion and Franchising Recruiting Programs in McDonald’s. He holds a specialized degree in Human Resources from Fundação Getúlio Vargas in São Paulo and a B.A. in Management from Instituto Municipal de Ensino Superior de São Caetano do Sul.
Fiscal Council (Conselho Fiscal)
     According to Brazilian corporate law, the Fiscal Council (Conselho Fiscal) of a company does not need to operate on a permanent basis. It shall only be installed, and its members elected, if so required by shareholders representing 10% of our common or 5% of our preferred shares outstanding. In such occasion, it shall consist of three to five effective members and respective alternates, elected at a shareholders’ meeting for a term ending on the Annual Shareholders Meeting following their election. The Fiscal Council shall operate in accordance with the relevant provisions set forth under Brazilian corporate law and in the company’s by-laws.
     Under such provisions, the Fiscal Council is a corporate body, independent from the company’s Board of Directors and Board of Executive Officers and from its independent registered public accounting firm. The Fiscal Council’s primary responsibility under Brazilian law is to monitor management’s activities, review the financial statements, and report its findings to the shareholders.
     Brazilian corporate law further establishes that the Fiscal Council may not contain members that are: (i) on the board of directors, (ii) on the board of executive officers, (iii) employed by us or a controlled company, and (iv) spouses or relatives of our management, up to and including the third degree of relationship. Under Brazilian corporate law, holders of preferred shares have the right to elect separately one member of the Fiscal Council. Also, under the Brazilian corporate law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council.
     Despite some apparent similarities to the U.S. audit committee as provided for under the Sarbanes-Oxley Act, a Fiscal Council established under Brazilian corporate law has not typically been considered equivalent or comparable to an audit committee.
     The listing standard of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or Bovespa, does not require that companies listed with it form or maintain a permanent Fiscal Council. As a result, we do not anticipate that a Fiscal Council will be in operation, unless shareholders with the required number of votes request the implementation of this corporate body or amend our by-laws to provide for the permanent operation of a Fiscal Council.
Compensation
     For the year ended December 31, 2004, the aggregate amount of compensation paid by Contax to all of its directors and executive officers was approximately R$1,320 thousand. This amount includes the benefits of officers and directors of Contax.
     Contax is not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of its directors and officers on an individual basis.

Share Ownership
     The ownership of shares of Contax Holding by members of the Board of Directors is as follows:

	Preferred	Common
Member	Shares	Shares
Otavio Marques de Azevedo	2	16
Ronaldo Iabrudi dos Santos Pereira	9,201	2
Fersen Lamas Lambranho	—	2
Carlos Francisco Ribeiro Jereissati	—	2
Eloir Cogliatti	—	2
Luiz Eduardo Falco Pires Corrêa	—	2
Mauricio Borges Lemos	—	2
     Together these board members own less than 0.01% of Contax Holding’s common shares or total capital stock. None of our executive officers are shareholders. The share ownership information provided herein takes into consideration, in aggregate, the number of shares currently owned by our management as well as any shares that may be distributed to them as a result of their holdings of TNL shares, as the case may be, once we are spun-off to TNL shareholders.
     We do not currently provide for an employee stock option plan.
Employees
     On March 31, 2005, we had a total of 40,267 employees and 270 trainees distributed among the following locations:

City/State	Employees	Trainees
Rio de Janeiro/RJ	9,389	47
Niterói/RJ	4,542	2
São Paulo/SP	6,467	4
Salvador/BA	5,490	176
Recife/PE	2,296	1
Fortaleza/CE	4,506	34
Belo Horizonte/MG	7,139	5
Porto Alegre/RS	295	1
Brasília/DF	143	—

Total	40,267	270

     The employees are distributed between our Administrative (2%) and Operational (98%) areas.
     Approximately 57% of our employees are members of the telecommunications company workers and switchboard operators unions. These unions represent the employees’ professional category and are affiliated with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. The base date for the collective bargaining agreement for the category is May, at which time salary adjustments are negotiated. The conditions of the collective agreement are negotiated annually and in a centralized manner with Fittel and the unions of the states where we have operations. These negotiations are carried out between union representatives and a team of experienced negotiators from TNL Contax. We are in the final stages of negotiating our annual collective bargaining agreement.
     We maintain a courteous and professional relationship with the union representatives and invite them to visit our sites on a regular basis to show the labor condition improvements that we continue to make for our employees.
     In April 2004, with the migration of the Inovação employees to TNL Contax, the labor union of those former Inovação employees in only one of the several states where Inovação had operations, the state of Bahia, questioned the benefits that we would extend to the Inovação employees. As a result, we had a 5-day strike in Salvador, Bahia which involved approximately 800 employees. This strike involved a union of bank employees that was composed strictly of Inovação employees and therefore was unrelated to the call center union of TNL Contax’s employees. The strike was successfully resolved and the representation of the Inovação employees was transferred from the union of bank employees to the call center union. Our results of operations and financial condition were unaffected by this strike as we were able to direct relevant calls to our other call centers.
     We currently have a Collective Agreement for Flexible Working Hours (Overtime Bank) applicable to all of our employees. We believe we have a good relationship with all our employees and labor unions.
Employee Benefits
     We provide the following benefits to our employees: (i) medical plan; (ii) dental plan; (iii) life insurance; (iv) food program for employees who work more than four hours per day; (v) meal program for employees who work more than eight hours a day; (vi) transportation; (vii) discount plan with certain pharmacies; (viii) funeral expenses plan; and (ix) daycare assistance. Officers, managers and coordinators are also entitled to mobile telephones with monthly credits varying from R$60 to R$120.
Career and Salary Plan
     In order to remain competitive in the market and maintain our remuneration structure in line with our goals of employee satisfaction and rewarding individual performance, we are revising our Career Plan which we expect to implement in the second half of 2005.
     Employees assigned to some of our operations, such as telemarketing, retention, debt collection units and Orbitall operations are eligible for variable remuneration, linked to the achievement of individual as well as collective goals.
     We do not have a profit sharing plan.
Bonus
     We pay an annual bonus to management (officers, managers and coordinators) in accordance with defined targets established by our Board of Directors. This bonus plan is performance-based on the achievement of several financial and quality targets of the Company as well as individual employees’, determined on an annual basis.
     Part of the bonus (60%) is paid by assessing the employees’ performance against their individual objectives. Payment of the remaining 40% is discretionary. The aggregate cost of bonuses relative to 2004 to be paid to executives in 2005 is R$6.8 million.
Outsourcing
     To meet the seasonal needs of our customers or to perform fixed-term assignments, we will occasionally engage certain service companies to outsource a part of our operational workforce. This outsourcing is usually higher during peak economic activity periods such as December. In March 31, 2005, we had 836 outsourced operators. See “Item 4. Information on the Company — Result Variance and Seasonality.”
     We also engage service companies to provide services related to our secondary activities, such as janitorial services, security, elevator attendants, office boys and help desk. In March 31, 2005, we used the services of approximately 31 outsourced workers.
Workplace heath and safety
     As required by law, we maintain two workplace health and safety programs: the occupational health program (Programa de Controle Médico de Saúde Ocupacional), or PCMSO, and the workplace risk prevention program (Programa de Prevenção de Riscos Ambientais), or PPRA. In addition, we maintain a safety-at-work program, called Internal Commission for the Prevention of Accidents (Comissão Interna de Prevenção de

Acidentes), or CIPA. We also carry out ergonomic and noise dosimetry studies and have a workplace exercise program to help prevent work-related injuries.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     We have two classes of share capital outstanding, common shares and preferred shares. Only the common shares have full voting rights. The preferred shares have limited voting rights in certain matters. See ”Item 10. Additional Information – Memorandum and Articles of Association – Voting Rights.” Once our shares are distributed to the shareholders of TNL, our ownership structure will be the same as of TNL.
     The following table sets forth the information concerning the ownership of our common shares by Telemar Participações and by other shareholders holding five percent or more of our common shares, based on the share ownership information for TNL as of December 31, 2004. Except for the shareholders listed below, we are not aware of any other shareholder owning more than five percent of common shares. None of the major shareholders listed below have any different or special voting rights attached to their shares.

	Number of	Percentage of
	common	outstanding
Shareholders	shares owned	common shares
Telemar Participações S.A.	67,674,964	52.34
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	6,731,210	5.21

Total	74,406,174	57.55

     Upon the consummation of the spin-off with the distribution of our shares and ADSs to TNL shareholders, Contax Holding will have, at the date our shares and ADSs are distributed to TNL shareholders, the same composition of shareholders and ADS holders that TNL will have on that same such date. The table set forth below provides, as of June 30, 2005, (i) the number of TNL securities held by registered holders with U.S. addresses, (ii) the number of registered holders with U.S. addresses in each class of TNL’s securities, and (iii) the percentage of securities held by registered holders with U.S. addresses in relation to all securities of each respective class, if it is assumed that the distribution of Contax Holding’s securities had taken place on June 30, 2005.

		Number of
	Number of	Securities Held
	Registered	by Registered		Percentage in
	Holders with	Holders with	Total Number	Relation to All
	U.S. Addresses	U.S. Addresses	of Securities in	Securities in
Security Class	in the Class	in the Class	the Class	the Class
Common shares	106	13,964,901	126,601,159	11.0
Total preferred shares[1]	269	160,141,645	253,202,318	63.3
ADSs	176 [4]	112,614,151	112,614,517	100.0
Preferred shares[2]	93	47,527,494	140,587,801	33.8
Total capital[3]	375	174,106,546	379,803,477	45.8

1	Includes ADSs, as well as preferred shares held directly through the Bovespa by registered holders with U.S. addresses.

2	Excludes preferred shares represented by ADSs.

3	Includes common shares and total preferred shares.

4	Includes The Depository Trust Company.
     As certain of TNL’s shares and ADSs are held by brokers and other nominees, such as The Depositary Trust Company, these numbers many not represent the actual number of beneficial owners with U.S. addresses or the number of TNL shares and ADSs held by U.S. residents.

     The following table sets forth information concerning the ownership of the common voting stock of Telemar Participações.

	Number of	Percentage of
	common	outstanding
Telemar Participações shareholder	shares owned	common shares
BNDES Participações S.A. — BNDESPar	858,225,280	25.000
Fiago Participações S.A.	683,147,324	19.900
Lexpart Participações S.A.	352,730,590	10.275
L.F. Tel S.A.	352,730,590	10.275
Asseca Participações S.A.	352,730,590	10.275
AG Telecom Participações S.A.	352,730,590	10.275
Brasil Veículos Companhia de Seguros	171,645,056	5.000
Brasil Cap Capitalização S.A.	171,645,056	5.000
Fundação Atlântico de Seguridade Social	137,316,044	4.000

Total	3,432,901,120	100.000

Telemar Participações Shareholders’ Agreements
     On July 28, 1999, the shareholders of Telemar Participações signed a shareholders’ agreement. The shareholders’ agreement outlines: (i) the requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of an assignment and subscription of shares of Telemar Participações; (ii) the conditions which would constitute a burden on the shares or subscription rights; and (iii) the withdrawal rights in the case of an assignment of shares of Telemar Participações in the event of a transfer of control of the shareholder.
     On August 3, 1999, the shareholders of Telemar Participações signed a second shareholders’ agreement. The second shareholders’ agreement outlines: (i) the rules in regard to voting rights during the shareholders’ meetings of Telemar Participações which deal with matters related to the management of Telemar Participações; (ii) the special procedures and quorum requirements for the approval of certain corporate resolutions by management; (iii) the holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of Telemar Participações, TNL and Telemar; (iv) the installation of the executive committee responsible for giving support to the Board of Directors; (v) the rules for the reelection of the members of the Board of Directors and Executive Officers; and (vi) the guidelines for transactions entered into between and among Telemar Participações, TNL and its subsidiaries.
     Because of regulations of the telecommunications sector that restrict one’s simultaneous participation in the control group of two or more telecommunications companies in Brazil, the voting rights of some of Telemar Participações’ shareholders, Fiago and Lexpart, as applied to that company’s investments in TNL, are currently suspended by Anatel, as they also hold an interest in the control group of other telecommunications companies. As Contax Holding is not a regulated telecommunications company, Fiago’s and Lexpart’s participation in the control of other telecommunications companies (in addition to their participation in the control group of Tmar and Oi via TNL and Telemar Participações) may not prevent them from exercising their rights under the Telemar Participações shareholders’ agreement as applied to Contax Holding.
Holders of ADSs
     In the United States, the preferred shares will trade in the form of American Depositary Shares, ADSs, each representing one preferred share, issued by The Bank of New York, as depositary, pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners of ADSs from time to time. Our ADSs will not be listed on any stock exchange in the United States.

Related Party Transactions
     Set forth below is a description of the related party transactions that are material to us. Related party transactions refer to any loans receivable, accounts receivable from services rendered and any other debts with our shareholders, subsidiaries, unconsolidated affiliates or shareholders. For further information about transactions with related parties see Note 15 to our Consolidated and Combined Financial Statements as well as to our interim consolidated financial statements.
Telemar/Contax Contracts
     We are a party to two main related party agreements with the Telemar entities (our main client encompassing Tmar and its wholly-owned subsidiary Oi, both of which are indirectly under common control with us): (i) an agreement related to contact center services provided by us to both Tmar and Oi, on a fully-outsourced basis, and (ii) an agreement related to telecommunications services provided by Telemar to us. Such agreements were executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.
     Prior to such contracts, we performed all contact center activities for Telemar, under various contracts, both on a fully-outsourced as well as on a partially-outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Telemar. Telemar was also responsible for all facilities costs such as general maintenance, electricity, etc.
     The total amount of our net operating revenues derived from Telemar was R$420.7 million in 2004 and R$325.5 million in 2003, representing 64.3% and 79.3%, respectively, of our total revenues in those years. Our relationship with Telemar is currently represented by several distinct and independent services, such as customer services for Telemar’s fixed line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     Telemar, in turn, is our main telecommunications services provider (fixed-switched telecommunication service, mobile services, long distance/toll-free, data, etc.) and, most importantly, provides such services, directly or through us, to some of our clients, at their option. The total amount paid to Telemar and its subsidiaries for these services was equal to R$4,016 thousand in 2004, R$1,010 thousand in 2003 and R$810 thousand in 2002, or 0.6%, 0.3% and 0.4% of the total costs of services rendered and operation expenses in 2004, 2003 and 2002, respectively. While Telemar currently provides most of our telecommunications services, if it were to become unable or unwilling to provide these services, we believe that we would be able to obtain such services from another provider with a minimum of disruption to our business.
     We also have contracts to provide contact center services to Brasil Cap and Brasil Veículos, both shareholders of Telemar Participações (our controlling shareholder), which provide annual revenues of R$1,435 thousand and R$3,413 thousand, respectively. Until its sale to a subsidiary of Brasil Telecom S.A. in November 2004, iG was a related party with which we contracted to provide our contact center services. Although iG is no longer a related party, the contract remains in place to this date and renders annual revenues to us of R$3,252 thousand. See Note 15 to our Consolidated and Combined Financial Statements.
Loans Between TNL and TNL Contax
     Prior to November 26, 2004, TNL made loans to its subsidiaries to provide them with working capital for their operating activities, including TNL Contax. Such loans bear interest at 102% of the Brazilian Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate per annum, representing the same costs that TNL bears in its own loans, and have terms and conditions generally similar to loans made by TNL to unrelated third parties. The largest outstanding amounts on these loans during 2004, 2003 and 2002 were R$127,214, R$132,539 and R$273,769, respectively.

     The inter-company loan between TNL and TNL Contax in the amount of R$57,678 thousand was capitalized on November 30, 2004, as part of the capital contribution paid by TNL to us. See ”Item 4. Information on the Company — Corporate Reorganization.” Since then, we have not entered into any outstanding inter-company loans with TNL.
Facilities Lease Agreements
     Some of our facilities are located on real estate that is leased from related parties. Most of such related party lease agreements are with Telemar. Lease expense for all related party lease agreements totaled R$213 thousand at March 31, 2005, R$67 thousand at March 31, 2004 and R$484 thousand, R$327 thousand, and R$111 thousand, in 2004, 2003 and 2002, respectively. Prior to the signing of the full outsourcing contract with Telemar, Contax occupied Telemar’s real estate in order to fulfill its contract without the corresponding lease expenditures.
Sale of TNext Building
     On November 30, 2004, Tmar entered into a call option agreement with Contax concerning a building, whereby Tmar was entitled to acquire such asset for R$17,211 thousand, as determined by an independent appraisal report. Such agreement was part of the discontinuation of the data center services previously rendered by TNext. In addition, such building was constructed on a plot of land owned by Tmar. Such call option was executed by Tmar, which acquired and paid for such real estate asset in January 2005.
Transfer of Certain Tmar Assets to TNL Contax
     As described above, in December 2004, TNL Contax and Tmar entered into a long-term contract establishing full outsourcing to TNL Contax of all of Tmar’s contact center services. Prior to such contract, TNL Contax performed all contact center activities for Tmar, under various contracts, both on a fully-outsourced as well as on a partially-outsourced basis. Such partial outsourcing services were usually performed in facilities and with equipment owned by Tmar. As a result of the migration to such full outsourcing arrangement, TNL Contax acquired all of Tmar’s remaining contact center assets on November 30, 2004, for R$29,545 thousand, as determined by an independent appraisal of such assets.
Transactions with our Board of Directors or Executive Officers
     None of the members of our Board of Directors or Executive Officers, or any close member of their respective families, has or has had any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.
     As of December 31, 2004, no outstanding loans or guarantees have been made to the members of the Board of Directors or Executive Officers, or any close member of their respective families.
Item 8. Financial Information
Consolidated Statements and Other Financial Information
     See “Item 18. Financial Statements.”
Legal Proceedings
General
     We are party to a number of legal actions arising from our regular course of business. Although the amount of the global liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition and results of operations. We are subject to contingencies with respect to tax, labor and other claims. The composition of our contingency provisions is as follows:

	At March 31, 2005				At December 31,
	(unaudited)		2004		2003
	(in thousands of reais)
Nature
Labor	8,907	*	8,576	*	747
Tax	2,000		1,966		1,818
Civil	64		314		260

Total.	10,971		10,856		2,825

*	Includes R$7,020 thousand provision related to former Inovação employees at March 31, 2005 and December 31, 2004.
Labor
Judicial
     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees, labor unions and the Labor Public Prosecution Office (Ministério Público do Trabalho). We have established what we believe to be an adequate reserve to cover these claims.
     As at March 31, 2005, we were involved in approximately 779 employment-related legal proceedings. The total estimated amount involved in these proceedings is R$25,411 thousand, as follows:

As of March 31, 2005
(in thousands of reais)
Types of risk*
Probable	8,907
Possible	9,760
Remote	6,744

Total	25,411

*	The types of risk have been determined by our management, based on the opinion of external legal counsel and existing legal precedent.
     Most of these proceedings relate to claims for: (i) overtime; (ii) salary equalization; (iii) continuity of service; and (iv) damages, pain and suffering.
     There is a lawsuit filed by the regional office of the Labor Public Prosecution Office in the State of São Paulo against us and also against one of our clients, a major financial institution, alleging that such client could not outsource its call center services since this is allegedly an activity strictly related to its core business and, according to certain jurisprudence, activities directly related to the core business of a company cannot be outsourced.
     In fact, there is some jurisprudence consolidated by the Superior Labor Court some years ago regarding this matter. However, due to the fact that this jurisprudence establishing general rules about outsourcing in Brazil is not uncontroversial, the market cannot ascertain with conviction what are the activities directly related to a company’s core business that cannot be outsourced. There is always a discussion in lawsuits regarding outsourcing which involves the relationship between the outsourced activity and the core business of the outsourcing company.
     Depending on the decision of this case, based on the evidences produced by the parties in litigation, the final decision may or may not be favorable to us. If we can prove that the call center services outsourced by our client cannot be considered an activity directly related to its core business, then both companies will have good chances of success in the lawsuit. However, if we cannot produce such evidence or even if the judges who are going to analyze this case at all levels of the Labor Justice understand that call center services are, in fact, an activity strictly related to the core business of our client, we, and very likely our competitors, will lose a substantial portion of our businesses. It is impossible to determine whether we will be successful in this litigation since it is still in its initial stage and the parties will be producing their evidence during the months, or even years, to come.
Administrative Proceedings
     As at March 31, 2005, approximately 45 notices of alleged violations of labor laws were pending against us. The amounts involved in such notices of infraction depend on the type of violation, the number of employees involved, and whether the alleged violation is a first time offense. On March 31, 2005, we estimated the contingent liability related to these notices of infraction to be approximately R$1,653 thousand. Until March 31, 2005, in order to be legally able to file our administrative appeals, we deposited approximately R$919 thousand in connection with fines regarding three administrative proceedings and R$31 thousand concerning 14 other administrative proceedings that we lost at the lower administrative level. We have disputed all these notices of infraction before the administrative authority and are awaiting a decision in these administrative proceedings. Nevertheless, if such decisions are not favorable to us in administrative courts, we are still allowed and intend to file judicial lawsuits in order to request the annulment of whatever debts are assigned to us by the administrative courts and the reimbursement of any fine paid in order to allow us to present appeals.
     Since we classify the risk of loss of these notices of infractions as being “possible,” we have not included them, nor the amounts deposited in connection with fines, as part of our contingent liability.
     The notices of infractions of alleged labor violations relate mainly to the following alleged infractions: (i) failure to present documents to the labor inspectors; (ii) failure to grant rest breaks; (iii) noncompliance with workplace health and safety rules; (iv) failure to pay administrative fines; (v) secondary liability; and (vi) late payment.
     Under Brazilian law, if a company has more than 100 employees, two to five percent of its employees must be rehabilitated social security beneficiaries or qualified persons with disabilities. Because of our inability to meet this quota, in September 2002 we entered into a Conduct Adjustment Commitment (Termo de Ajuste de Conduta), or the Commitment, with the Attorney General for Labor, under which we were granted a period of three years to meet the hiring quota. However, even though we implemented a program aimed at hiring rehabilitated social security beneficiaries and persons with disabilities, the positions available could not be filled. Pursuant to the terms of the Commitment, therefore, we have been sending reports at every six months to the Office of the Attorney General for Labor and the Regional Labor Office to show that positions have been made available to meet the quota.
Tax
Service Tax (ISS) — Municipality of Niterói
     The tax authorities of the Municipality of Niterói, State of Rio de Janeiro, assessed us in approximately R$8 million for failure to comply with the requirements to obtain a tax benefit for the reduction of the ISS tax rate. According to tax authorities, this specific ISS tax benefit is granted only if a company maintains at least 10% of persons with disabilities in its payroll. We presented defenses against these assessments arguing that the law allows the ISS tax rate reduction benefit when the taxpayer reserves 10% of its payroll to persons with disabilities. We argue that the effective placement of disabled people is not a requirement for the tax benefit.
     Our legal counsel has advised us that the probability of loss is “possible” in this dispute and, therefore, this amount has not been provisioned in our balance sheet.
Refis Program
     The Refis Program was created by the federal government in order to provide taxpayers with the opportunity to pay their debts in 120 installments. In 2003, we filed a request to pay in installments our debts related to the CPMF. As of March 2005, there are 96 installments outstanding in the approximate aggregate amount of R$379 thousand.

Civil Litigation
     We are subject to 21 civil claims. There are only five claims in an amount greater than R$50 thousand, all arising from accidents suffered by employees at work or diseases alleged to be derived from it.
     The two highest claims filed against us are for R$1,000 thousand and R$400 thousand, respectively. These claims relate to two separate lawsuits brought by former employees. In the first lawsuit the employee alleges to have acquired hearing deficiencies as a result of the work she performed for us. The plaintiff has filed a labor claim against us requesting indemnification based on the same grounds she is relying upon in the civil lawsuit, which the labor court denied. Our external legal counsel believes that the chances of an unfavorable outcome to us in the civil lawsuit is “possible.” The second lawsuit is brought by a former employee who alleges to have acquired damage to her vocal cords also as a result of the work she performed for us. As of March 31, 2005, our counsels believed that the chances of our loss in the second claim were “probable” and likely to reach R$64 thousand.
Policy on Dividend Distribution
     The preferred shares are entitled under our by-laws to receive, to the extent of available distributable profits and reserves, a non-cumulative preferred dividend in an amount equal to the greater of (i) six percent per year on the amount resulting from the division of the subscribed capital by the total amount of our shares, and (ii) three percent of the equity value of the share, or the Preferred Dividend. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to at least 25% of the adjusted net income, or the General Dividend, determined in accordance with Brazilian corporate law. Our obligation to pay General Dividends to holders of preferred shares will be met inasmuch as a Preferred Dividend is paid. Payment of General Dividends may be limited to the net realized income for the year, provided that the difference is recorded as unrealized reserve. Net income recorded in unrealized income reserve, when realized and as long as not offset by losses for subsequent years, should be added to the first dividend declared after realization. We may also make additional distributions to the extent of available distributable profits and reserves. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital. See “Item 10. Additional Information — Memorandum and Articles of Association — Allocation of Net Income and Distribution of Dividends.”
Significant Changes
     See “Item 5. Operating and Financial Review and Prospects.”
Item 9. The Offer and Listing
     Our preferred shares and our common shares have been admitted for listing on the Bovespa. In the United States, certain preferred shares may trade over the counter in the form of ADSs each representing one preferred share, issued by the Depositary pursuant to a Deposit Agreement among the Depositary, us and the registered holders and beneficial owners from time to time of ADSs. The ADSs will not be listed on any exchange in the United States.
     At the date of distribution of our shares and ADSs as a result of the spin-off of Contax Holding, by TNL, to TNL’s shareholders, each holder of one TNL share or ADS shall receive one share or ADS, as the case may be, of Contax Holding. An amount of 126,601,142 of common shares and 253,202,318 of preferred shares of Contax Holding will be distributed to TNL shareholders. Of the referred preferred shares, 112,614,517 will be represented by Contax Holding ADSs. The number of preferred shares represented by ADSs is based on the number of TNL ADSs outstanding as of June 30, 2005. Therefore, this number may have changed if there has been coversions of TNL ADS or preferred shares into TNL preferred shares or ADSs, respectively, after June 30, 2005.
     There will be no initial public offering in Brazil or abroad. Our shares and ADSs will be maintained in registered form. Our shares and ADSs have no par value and there will be no minimum offer price for them, since there will be no offer. There are no coupons attached to our shares or ADSs. There are no arrangements for the transfer nor are there any restrictions on the transferability of our shares or ADSs.

Trading on the Brazilian Stock Exchanges
     In May 2000, the nine Brazilian stock exchanges merged. Since the merger, private equity and debt have been traded only on the Bovespa. Brazilian federal, state and municipal public debt has been traded exclusively on, and privatization auctions have been carried out exclusively at, the Rio de Janeiro Stock Exchange. In 2000, the Bovespa accounted for approximately 97% of the trading value of equity securities on all Brazilian stock exchanges and the Bovespa and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.
     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system of the Bovespa.
     On September 20, 1999, the Bovespa launched the After-Market with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:30 to 7:00 p.m., that is, after regular trading hours. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via the Bovespa’s electronic trading system is allowed. The maximum variation allowed for stock prices on the After-Market, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.
     We expect that there are no specialists or market makers for our shares on the Bovespa. Trading in securities listed on the Brazilian stock exchanges may be executed off the exchanges in certain circumstances, although such trading is very limited.
     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Bovespa is the Companhia Brasileira de Liquidação e Custódia S.A., or CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.
     As of December 31, 2004, the aggregate market capitalization of the ten largest companies listed on the Bovespa was approximately U.S.$166.4 billion, representing almost 48.8% of the aggregate market capitalization of that market. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling shareholders that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity market.
     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the monthly trading volume on the Bovespa averaged approximately U.S.$8.7 billion.
     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”
Regulation of Brazilian Securities Markets
     The Brazilian securities markets are regulated by the CVM, which has authority over the stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which, among other powers, has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Brazilian corporate law and by Law no. 6,385 (which regulates the CVM’s activities and the Brazilian capital markets), as amended (collectively, the “Securities Laws”).

     Under Brazilian corporate law, a company is either public, a companhia aberta, such as us or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Bovespa or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa. Once the Bovespa has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on the Bovespa.
     The trading of securities on the Bovespa may be suspended at the request of a company in anticipation of the announcement of a material event. Trading may also be suspended at the initiative of the Bovespa or the CVM, based on, or due to a belief that, among other things, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Bovespa.
     The trading of shares is prohibited under certain circumstances for the following persons: the company itself, its controlling shareholders, officers, directors or members of any technical or advisory body established pursuant to the company’s by-laws, or for persons who, as a result of their position, title or relationship with the company, have access to information regarding relevant acts or events, such as the impending disclosure of a relevant act or event, and the 15-day period before disclosure of the company’s quarterly and annual financial statements.
     The Brazilian securities markets are principally governed by the Securities Laws, as well as by regulations issued by the CVM and by the National Monetary Council (Conselho Monetário Nacional), or CMN. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.
     Recent changes to Brazilian corporate laws and regulations increased the rights of minority shareholders, including holders of preferred shares, by granting them additional, albeit restricted, voting rights. The amended Brazilian corporate law also grants more regulatory power to the CVM.
Item 10. Additional Information
Memorandum and Articles of Association
     In addition to the description in this Item 10, you should also review the copy of our by-laws attached as an exhibit to this registration statement. Under Brazilian corporate law, no memorandum or articles of association are required. Our only constitutive documents are the by-laws and the minutes of the Regular Shareholders’ Meeting that provided for our incorporation.
Organization
     We are a listed company duly registered with the CVM under no. 01910-0 and our by-laws are filed under no. 33.3.0027541-0 with the Board of Trade (Junta Comercial) of the State of Rio de Janeiro. According to Article 3 of our by-laws, our business purpose is to participate, directly or indirectly, in other companies as partner, shareholder or quotaholder, in Brazil or abroad. We have no present intention of listing our shares on any organized market or stock exchange in the United States.
     Except as described in this section, our by-laws do not contain provisions addressing the duties, authority, or liabilities of directors and senior management, which are instead established by Brazilian corporate law.
Qualification of Directors
     Brazilian corporate law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director. If a director is a non-Brazilian resident, he or she must appoint an attorney-in-fact to receive service of process.

Allocation of Net Income and Distribution of Dividends
     Our by-laws require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income from the preceding fiscal year as follows:
•	5% to a legal reserve, not to exceed 20% of the paid-in capital of Contax; and

•	at least 25% of adjusted net income against payment of dividends. As required by Brazilian corporate law, such amount will be increased if required to satisfy payment of dividends of preferred shares.
     Whenever we accumulate or reserve profits, the Board of Directors can authorize the allocation of interim dividends, as provided under Brazilian corporate law. In general, we have to pay dividends first to holders of preferred shares and then, to holders of common shares. The remaining balance will be distributed equally among all of the shares of our capital stock. Dividends not claimed within three years will revert to us. See “Item 8. Financial Information —Policy on Dividend Distribution.”
     In lieu of the payment of dividends as stated above, we may elect to make payments to shareholders characterized as interest on our capital. See “— Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital.”
Shareholders’ Meetings
     The ordinary shareholders’ meetings are held once a year, generally during the first four months following the end of the fiscal year. Extraordinary meetings can be called at any time.
     Our shareholders have the power to decide any matters related to our corporate purpose and to pass any resolutions they deem necessary for our protection and development through a shareholders’ vote at a shareholders’ meeting.
     We convene the shareholders’ meetings by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and also in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). The notice must be published no fewer than three times, the first of which must be at least 15 calendar days prior to the scheduled meeting date.
     The notice must always contain the meeting’s agenda and, in case of a proposed amendment to the by-laws, an indication of the subject matter affected by such proposal.
     The Board of Directors, or, in some specific situations set forth in Brazilian corporate law, the shareholders or the Fiscal Council, if in operation, has the power to call shareholders’ meetings. A shareholder may be represented at a shareholders’ meeting by its attorney-in-fact so long as that attorney-in-fact was appointed within one year of such meeting. The attorney-in-fact must be another shareholder, a member of our management, a lawyer, or a financial institution. The power of attorney granted to the attorney-in-fact must comply with certain formalities set forth by Brazilian law.
     In order to be legally convened after a first call, a shareholders’ meeting must obtain a quorum representing at least one-quarter of the issued and outstanding voting capital. If this quorum is not met, a shareholders’ meeting can be held with any quorum after a second call has been published. However, if the purpose of a shareholders’ meeting is to amend our by-laws, shareholders representing at least two-thirds of the issued and outstanding voting capital must be present. If this quorum is not met, the Board of Directors may call a second meeting with notice given at least eight calendar days prior to the scheduled meeting, in accordance with the rules of publication described above. No minimum quorum requirements apply to a second meeting, except that certain voting requirements may still apply as described below.

Voting Rights
     Each common share entitles its holder to one vote at our shareholders’ meetings. Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by the vote of holders of our common shares. Abstentions are not taken into account.
     Holders of preferred shares may acquire full voting rights if we fail to pay dividends for three consecutive years. They will continue to have voting rights until dividends are duly paid.
     Pursuant to Brazilian corporate law, the approval of the following matters requires: (i) a separate vote of shareholders representing the majority of each class of the outstanding, adversely affected preferred shares; and (ii) a vote of shareholders representing the majority of the issued and outstanding common shares:
•	the creation of preferred shares or the increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized by our by-laws;

•	a change of a preference, privilege or redemption or amortization provision of any class of preferred shares; and

•	the creation of a new class of preferred shares that has a preference, privilege or redemption or amortization provision which is superior to those of existing preferred shares.
     Preferred shareholders do not have a vote on any other matter in addition to the ones previously mentioned, except that they can elect one member and respective alternate to sit on our Fiscal Council, if in operation, and, if they come to hold more than 10% of our capital stock, they can elect one member and respective alternate to sit on our Board of Directors. See “Item 6. Directors, Senior Management and Employees.”
     Notwithstanding the actions described above, the approval of a majority of the holders of the issued and outstanding common shares is required to approve the following matters:
•	a reduction of the mandatory dividend set forth in our by-laws;

•	the approval of a merger, spin-off or consolidation;

•	our participation in a group of companies, or grupo de sociedades, the management of which is coordinated through contractual relationships and equity ownership, as defined under Brazilian corporate law;

•	a change in our business purpose;

•	the creation of founders’ shares, or partes beneficiárias;

•	the cessation of our liquidation process; and

•	approval of our dissolution.
     Pursuant to Brazilian corporate law, holders of common shares, voting at a shareholders’ meeting, have the exclusive power to:
•	amend the by-laws, including changing the rights of holders of common shares;

•	elect or dismiss members of the Board of Directors or Fiscal Council, if in operation;

•	review the yearly accounts prepared by management and accept or reject management’s financial statements, and decide on the allocation of: (i) net profits for payment of the mandatory dividend, and (ii) funds to the various reserve accounts;

•	authorize the issuance of debentures and partes beneficiárias, except that the Board of Directors is empowered to approve the issuance of simple debentures that are not convertible into shares and have no real guarantee;

•	suspend the rights of shareholders who have not fulfilled their obligations as imposed by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions authorizing: (i) the reorganization of our legal form; (ii) our merger, spin-off, dissolution or liquidation; and (iii) the election or dismissal of liquidators and the inspection of their accounts; and

•	authorize our management to file for bankruptcy or request “concordata” (a reorganization process similar to Chapter 11 proceedings under U.S. bankruptcy law).
Interested Party Transactions
     According to Brazilian corporate law, a shareholder may not vote on resolutions to approve the following matters: (i) an evaluation report of property transferred by such shareholder as capital contribution to a company; (ii) the accounts of such shareholder while serving as an officer of a company; or (iii) any other resolution that may benefit such shareholder personally or in which such shareholder and the company may have a conflicting interest. Resolutions passed with a vote of a conflicted shareholder may be voided and such shareholder held liable for damages and required to disgorge any benefits incurred.
     Brazilian corporate law also provides that a director or officer shall not take part in any (i) corporate transaction in which they have an interest that conflicts with those of the company, or (ii) decision made by other directors or officers regarding such conflicting transaction. The conflicted director or officer shall disclose their impediment to the other directors or officers and request that the nature and extent of their interests be recorded in the minutes of the meeting of the board of directors or of the board of executive officers. In addition, a director or officer may only execute contracts with a company under reasonable and fair terms in line with prevailing market standards or in accordance with the same guidelines that the company would observe when executing contracts with unrelated third parties. Any business executed by such director or officer and the company in disagreement with these rules may be voided and the director or officer required to return to the company any benefits incurred.
Withdrawal Rights
     Brazilian corporate law provides that under certain circumstances a shareholder has the right to require that its equity interests in a company be redeemed for payment. Such payment shall not be lower than the company’s pro-rata net worth (as per its most recently approved balance sheet) unless an independent valuation were to determine a lower economic value for the company’s equity value.
     Withdrawal rights may be exercised:
     (i) by the dissenting or nonvoting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:
•	the creation of preferred shares or an increase of an existing class of shares without preserving their proportion with other classes of shares, except as already authorized in our by-laws;

•	a change in the preferences, privileges, or redemption or amortization provisions of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a preference, privilege, or redemption or amortization provision that is superior to those of existing preferred shares.
     (ii) by all dissenting or nonvoting shareholders, in the event that the holders of a majority of all outstanding common shares authorize:
•	a reduction of the mandatory dividend set forth in our by-laws;

•	the approval of our consolidation or merger into another company;

•	our participation in a grupo de sociedades;

•	a change in our business purpose;

•	our spin-off, if such spin-off implies (a) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (b) a reduction of the mandatory dividend set forth in our by-laws, or (c) our participation in a grupo de sociedades; or

•	the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporate law.
     Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a grupo de sociedades, or acquire the control of another company for a price in excess of certain limits imposed by Brazilian corporate law, holders of any type or class of shares that are marketable and dispersed in the market will not have the right to withdraw. Shares are considered marketable when that type or class of shares is part of a general stock exchange index, as defined by the CVM, in Brazil or abroad. Shares are considered dispersed in the market when the controlling shareholder, the parent company or other companies under its control hold less than half the total amount of that share type or class.
     Dissenting or nonvoting shareholders are also entitled to withdrawal rights in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.
     Dissenting or nonvoting shareholders are only entitled to withdrawal rights when they are shareholders of record at the time of the first notice calling for a shareholders’ meeting to vote on this matter is published or at the time when a relevant event (fato relevante) was announced, whichever occurs earlier.
     Withdrawal rights lapse 30 days after publication of the minutes of the shareholders’ meeting that gave rise to such withdrawal rights, except when the resolution is approved pending confirmation by the holders of preferred shares (such confirmation to be given at special meeting to be held within one year). In this event, such 30-day period for dissenting shareholders begins at the date of publication of the minutes of the shareholders’ meeting. Within ten days after expiration of the exercise period of withdrawal rights, we are entitled to reconsider any resolution or decision that gave rise to such withdrawal rights, in the event that the reimbursement of shares held by dissenting shareholders is deemed to have a negative impact on our financial stability.
     In any one of the situations explained above, shares would be redeemable at their net book value, based on the most recent balance sheet approved by shareholders. The reimbursement amount can only be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian corporate law. If the shareholders’ meeting that gave rise to such withdrawal rights is held more than 60 days after the date of the most recently approved balance sheet, shareholders may require that the reimbursement value of their shares be calculated based on a new balance sheet dated up to 60 days prior to that shareholders’ meeting.

Liquidation Procedures
     In the event of our liquidation, the holders of preferred shares would be entitled to priority in relation to holders of common shares in the reimbursement of capital, with no premium. The reimbursement amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all our creditors have been paid, the residual assets, if any, would be applied towards the amount of capital represented by preferred shares to its respective holders. Once holders of preferred shares have been fully reimbursed, the holders of the common shares will be reimbursed, to the extent of remaining assets, if any, on the portion of the capital stock represented by common shares. All our shareholders will participate equally and ratably in any remaining residual assets.
Form and Transfer of Securities
     Our shares are maintained in book-entry form with a transfer agent, Banco do Brasil S.A., or the Registrar, that serves as the registrar for those of our shares that will be freely traded on the Bovespa. To make a transfer of shares, the Registrar makes an entry in the register by debiting the share account of the transferor and crediting the share account of the transferee.
     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local Custodian on the investor’s behalf.
     The Bovespa and clearing systems, such as member brokerage firms and banks, control Brazil’s clearing house for equity of Brazilian listed companies, CBLC. Shareholders may choose, at their discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions that have clearing accounts with the CBLC. Our shareholder registry indicates which shares are kept at the CBLC system.
Transfer of Control
     The sale of a controlling block of shares of a publicly-held company, such as Contax, can only be effected if the acquirer undertakes to make a public offering to purchase the remaining common shares at a price equal to at least 80% of the amount paid for each voting share in such controlling block. Such public offering must comply with the rules issued by the CVM. In addition, the acquirer may grant the option to the minority shareholders to keep their shares upon receipt of a premium equal to the control premium paid in excess of the market value of such voting shares.
     The concept of sale of control is defined by Brazilian corporate law and regulations as the direct or indirect: (i) transfer of (A) shares included in the controlling block or subject to a shareholders’ agreement, or (B) securities convertible into voting shares; or (ii) assignment of shares and other securities subscription rights, or rights attached to securities convertible into shares, that may result in the disposal of a company’s control
Amendments
     Our by-laws were last amended on November 30, 2004 to reflect the following decisions: (i) change of our corporate name from Caroaci Participações S.A to our current name; (ii) change of our headquarters’ address; (iii) increase of our share capital, in an aggregate amount of R$223,708,116.10, by the issue of 363,303,477 shares; (iv) approve the submission of a registration application by Contax Holding to have its shares negotiated at the São Paulo Stock Exchange; and (v) redrafting of our by-laws.
Disclosure of Shareholder Ownership
     Brazilian regulations establish that the controlling shareholders and those shareholders who elected the members of the Board of Directors or Fiscal Council, if in operation, as well as any other person or group of persons acting together or representing the same interest and who directly or indirectly hold 5% or more of any type or class of shares in a publicly-held company, disclose their respective shareholdings to the CVM and the stock exchanges. A statement to this effect, setting forth the information required, must also be published in Brazilian newspapers.

This publication requirement may be waived by the CVM when the company shares are dispersed in the market and the purchaser represents that it is not his or her intention to alter the share control or administrative structure of the company, provided that CVM deems the disclosure satisfactory. Every 5% increment in shareholding must be similarly disclosed.
Material Contracts
     We are a party to one material contract with Telemar related to contact center services rendered by us to both Tmar and Oi which was executed on November 30, 2004 and duly approved at Tmar’s Extraordinary Shareholders’ Meeting on December 17, 2004.
     The total amount of our net operating revenues derived from Telemar was R$420.7 million in 2004 and R$325.5 million in 2003, representing 64.3% and 79.3%, respectively, of our total revenues in those years. Our relationship with Telemar is currently comprised of several distinct and independent services, such as customer services for Telemar fixed line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers, and debt collection services.
     On April 1, 2004, Orbitall, one of Brazil’s main credit card processing companies, executed an agreement with us, or the Orbitall Agreement, according to which we agreed to provide contact center services to the customers of Orbitall’s clients, such as Citibank, Credicard, Itaucard, Banespa, Sodexo, VR Vales and Medial Saúde. So far, the Orbitall Agreement has accounted for a significant portion of our revenues (second only to the Telemar service agreement) and we expect it to be one of our main service agreements in the foreseeable future. The term of the Orbitall Agreement is three years, renewable at the option of the parties.
Exchange Controls and Other Limitations Affecting Security Holders
     There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A., or the Custodian, acting as custodian of the preferred shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs. See “Item 3. Key Information—Risk Factors—Risks Relating to the ADSs and the Preferred Shares.”
     In Brazil, there is a mechanism available to foreign investors interested in trading directly on the Bovespa. Until March 2000, this investment mechanism was known as “Annex IV” after Annex IV to Resolution no. 1,289 of the CMN. Currently, this investment mechanism is regulated by Resolution no. 2,689 dated January 26, 2000 of the CMN and by Instruction no. 325 dated January 27, 2000 of the CVM, as amended (both Resolution no 2,689 and Instruction no. 325, collectively referred to as “Resolution no. 2,689”).
     Under Resolution no. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available to local investors in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution no. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
     Resolution no. 2,689 prohibits the offshore transfer or assignment of title to Brazilian securities, except in the cases of (i) corporate reorganization effected abroad by a foreign investor, or (ii) inheritance.
     Pursuant to Resolution no. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to take action relating to the foreign investment;

•	complete the appropriate foreign investor registration forms;

•	obtain registration as a foreign investor with the CVM; and

•	register their foreign investment with the Central Bank of Brazil.
     Securities and other financial assets held by foreign investors pursuant to Resolution no. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM or in registry, clearing and custody systems authorized by the Central Bank of Brazil or the CVM. In addition, the trading of securities is restricted to transactions carried out in exchanges or in organized over-the-counter markets recognized by the CVM. All investments made by a foreign investor under Resolution no. 2,689 will be subject to an electronic registration with the Central Bank of Brazil.
     Investments made in stock exchanges pursuant to Resolution no. 2,689 may receive a favorable tax treatment subject to certain conditions such as the foreign investors not being domiciled in tax havens, as defined by Brazilian tax regulations. See “—Taxation—Brazilian Tax Considerations.”
     Under the mechanics of an ADS program, a local custodian (in this case the Custodian) will hold those shares that correspond to the ADSs issued abroad so that such shares are blocked from trading on the Bovespa. A foreign depositary (in the case of the ADSs, The Bank of New York) will keep a record of the ADS holders and record the transfers of ADSs made by such ADS holders. Distributions made by us will be paid to the Custodian, who will remit such distribution outside Brazil to the Depositary, so that it can in turn distribute these proceeds to the ADS holders of record.
     To allow that dividends paid in reais be legally converted into U.S. dollars and remitted outside Brazil to holders of our ADSs, the Central Bank of Brazil will issue a certificate of registration, or the Certificate of Registration, in the name of the Depositary, which is kept by the Custodian on the Depositary’s behalf. Pursuant to the Certificate of Registration, the Custodian is allowed to convert, into foreign currency, dividends and other distributions denominated in reais with respect to the preferred shares represented by ADSs and remit the proceeds of such distributions outside Brazil to the Depositary, so that it can in turn forward such proceeds to the ADS holders of record.
     In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after the exchange, after which the holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder qualifies under Resolution no. 2,689 or obtains its own Certificate of Registration. A holder that obtains its own Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”
     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “Item 3. Key Information—Risk Factors.”
Registered Capital
     Investments in preferred shares by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, or a non-Brazilian holder, who is registered with the CVM under Resolution no. 2,689, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered being referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of, the preferred shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Bovespa on the day of withdrawal or, (ii) if no preferred shares were traded on that day, the average price on the Bovespa during the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.
     A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by non-Brazilian holders.
Taxation
     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares or ADSs. Such summary does not, however, purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs.
     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs in their particular circumstances.
Brazilian Tax Considerations
     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in shares or ADSs.
Taxation of Dividends
     Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of shares underlying ADSs or (ii) to a non-Brazilian holder in respect of shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless, within five years after the distribution, the stock is subsequently redeemed by TNL or the non-Brazilian holder sells the stock in Brazil.
     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.
Distribution of Interest on Capital
     Brazilian corporations may make payments to shareholders characterized as interest on capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP (9.75% per annum for the three-month period beginning April 2004). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the declaration is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the declaration is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of a company’s board of directors.
     Distribution of interest on capital paid to Brazilian and non-Brazilian holders of shares, including payments to the Depositary in respect of shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which payments are free of Brazilian tax, and except for payments to persons situated in tax havens, which payments are subject to tax at a 25% rate.
     No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.
     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws and Brazilian corporate law. Distributions of interest on capital in respect of the shares, including distributions to the Depositary in respect of shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.
Taxation of Gains Outside Brazil
     Until December 31, 2003, the sale or other disposition of ADSs or shares entered into by and between non-Brazilian holders outside Brazil was not subject to Brazilian income tax, as such a transaction did not involve payments by a person located in Brazil. Brazilian Law no. 10,833/01 provides that, commencing on February 1, 2004, “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains under Article 18 of Law no. 9,249 of December 26, 1995 earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.”
     The Brazilian tax authorities have recently issued a normative instruction confirming that, pursuant to Law no. 10,833/01, these tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. Holders of ADSs outside Brazil may have grounds to assert that Brazilian Law no. 10,833/01 does not apply to sales or other dispositions of ADSs, as ADSs are not assets located in Brazil. However, the sale or other disposition of shares abroad, or the deposit of shares in exchange for ADSs or the withdrawal of shares upon cancellation of ADSs, would be subject to the provisions of Brazilian Law no. 10,833/01. Any capital gains arising from sales or other dispositions outside Brazil would be subject to Brazilian income tax at the rate of 15% or, if the investor is located in a tax haven jurisdiction, 25%. Brazilian Law no. 10,833/01 requires the purchaser of our shares outside Brazil or its attorney-in-fact in Brazil to withhold the income tax. A disposition of shares can only occur abroad if an investor decides to cancel its investment in ADSs and register the underlying shares as a direct foreign investment under Law no. 4,131/62.
Taxation of Gains in Brazil
     The exchange of ADSs for shares is not subject to Brazilian tax. A holder of ADSs may exchange its ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of such exchange (in reliance on the Depositary’s electronic registration), with no tax consequences.
     Upon receipt of the underlying shares in exchange for ADSs, a non-Brazilian investor will be entitled to register with the Central Bank the U.S. dollar value of such shares as either (i) a foreign portfolio investment under Resolution no. 2,689/00 or (ii) foreign direct investment under Law no. 4,131/62.
     For investments registered under Resolution no. 2,689/00, the sale or disposition of shares on a Brazilian stock exchange is exempt from capital gains tax. However, foreign investors domiciled in countries considered as tax havens by the Brazilian tax authorities will be subject to capital gains tax in the sale or disposition of their shares on a Brazilian stock exchange at a rate equal to 25%.

     For investments registered under Law no. 4,131/62, a 15% capital gains tax is applicable to the sale or other disposition of shares in Brazil if such transaction is performed outside a Brazilian stock exchange. If the sale or other disposition of such shares registered under Law no. 4,131/62 is carried out on a Brazilian stock exchange, the capital gains on the sale or disposition will be taxed at a rate of 15% as of January 1, 2005. In these transactions, the gain realized is calculated based on the amount registered with the Central Bank.
     In addition, a withholding tax of 0.005% will also be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. Such tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.
     The current preferential treatment for non-Brazilian holders of ADSs and non-Brazilian holders of common shares under Resolution no. 2,689/00 may not continue in the future.
     Any exercise of preemptive rights relating to our shares will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our common shares by the Depositary may be subject to Brazilian taxation. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law no. 10,833/01. These authorities may allege that the preemptive rights relate to assets located in Brazil (the shares) and demand payment of capital gains tax at the rate of 15% or 25% (if the beneficiary of the payments is a resident of a tax haven jurisdiction). If the preemptive rights are assigned or sold in Brazil, capital gains tax will apply at a rate of 15%. Sales or assignments of preemptive rights effected on Brazilian stock exchanges are exempt from income tax, provided that such preemptive rights relate to shares registered as a foreign portfolio investment under Resolution no. 2,689/00.
Other Brazilian Taxes
     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.
     A financial transaction tax (Imposto sobre Operações Financeiras), or IOF, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.
     IOF may also be levied on transactions involving bonds or securities, in this case also referred to as IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.
     In addition to the IOF tax, CPMF, a tax on the withdrawal of funds from accounts with banks and other financial institutions, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The current CPMF tax rate is 0.38%. The Brazilian Congress also approved that, as of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.
Material United States Federal Income Tax Considerations
     The following summarizes the material United States federal income tax consequences applicable to the ownership and disposition of shares or ADSs and is limited in its application to shareholders who are U.S. persons, or U.S. Shareholders, within the meaning of section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as

amended, or the Code. The discussion that follows is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. We have not sought, and will not seek, any ruling from the United States Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein. Consequently, the IRS may disagree with or challenge any of such tax consequences.
     This discussion deals only with shares or ADSs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding shares as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons whose functional currency is not the United States dollar, partnerships or other entities treated as partnerships for United States federal income tax purposes, or persons liable for alternative minimum tax. Furthermore, this discussion does not purport to deal with persons who own, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote or persons who own 10% or more in value of our outstanding stock. U.S. Shareholders should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the ownership and disposition of shares or ADSs arising under the laws of any other taxing jurisdiction.
     If an entity treated as a partnership for United States federal income tax purposes holds or disposes of shares or ADSs, the tax treatment of a partner generally depends on the status of the partner and the activities of the partnership. Partners of partnerships holding shares or ADSs, should consult their own tax advisors about the United States federal income tax consequences to them of holding or disposing of shares or ADSs.
Treatment of ADSs
     For United States federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this discussion to ownership of shares includes ownership of the shares underlying the corresponding ADSs.
Receipt of Distributions
     For United States federal income tax purposes, a U.S. Shareholder generally will recognize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on shares equal to the United States dollar value of such dividends on the date of receipt (with the value of the dividends computed before reduction for any withholding tax or other applicable Brazilian tax paid). Amounts distributed in excess of our earnings and profits will decrease (but not below zero) a U.S. Shareholder’s tax basis in the shares, and any remaining amount of the distribution will be taxed as gain from the sale or exchange of the shares. Unless the class of shares with respect to which distributions are made is readily tradable on an established securities market in the United States, any dividend income will not be treated as “qualified dividend income” eligible for a 15% tax rate in the case of U.S. Shareholders who are individuals. We do not intend to list the shares on an established securities market in the United States. Dividends paid on shares will not be eligible for the dividends received deduction available in certain cases to United States corporations.
     If we distribute foreign currency with respect to our shares, the amount of the distribution for United States federal income tax purposes generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and generally will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from U.S. sources. The amount of any property other than money that we distribute with respect to our shares will equal its fair market value on the date of distribution.
     Distributions to U.S. Shareholders that are treated as dividends generally will be treated as income from sources outside the United States, and generally will be foreign source “passive” income, for foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code and the Treasury Regulations thereunder, a U.S. Shareholder may elect to claim any Brazilian tax withheld or paid with respect to any dividends distributed on shares as a foreign tax credit against the United States federal income tax liability of the U.S. Shareholder. In addition, subject to certain limitations, U.S. Shareholders who do not elect to claim any foreign tax credit may claim a deduction for any Brazilian tax withheld or paid with respect to shares. Complex rules determine the availability of the foreign tax credit, and U.S. Shareholders should consult their tax advisors to determine whether and to what extent U.S. Shareholders may claim foreign tax credits.
Sale or Exchange of Shares
     Upon a sale or exchange of shares, a U.S. Shareholder will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the shares so sold or exchanged. Any taxable gain or loss realized on a sale or exchange of shares generally will be capital gain or loss, and the capital gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder has held or is treated as having held the shares for more than one year at the time of the sale or exchange. Long-term capital gains recognized by individuals generally are subject to favorable tax rates. The deductibility of capital losses is subject to limitations. The gain or loss from the sale or other disposition of shares generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Shareholder is a U.S. citizen residing outside the United States and certain other conditions are met. Consequently, in the case of a sale or exchange of actual shares of our stock at a gain (which, unlike a disposition of ADSs, will be taxable in Brazil), a U.S. Shareholder may not be able to claim a foreign tax credit for Brazilian tax imposed on the gain unless it appropriately can apply the credit against tax due on income from foreign sources.
Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to dividends paid in respect of shares to non-corporate U.S. Shareholders or the proceeds received on the sale, exchange or redemption of shares by non-corporate U.S. Shareholders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Shareholder who (i) is a corporation or comes within certain categories and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules. Generally, a U.S. Shareholder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). A U.S. Shareholder who does not furnish us with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Shareholder, provided that the required information is furnished to the IRS.
     U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     Virtually none of our revenues or costs are exposed to foreign currency fluctuations since they are not directly or indirectly pegged to the U.S. Dollar. We have some exposure to foreign exchange risk as a portion of our capital expenditures is comprised of investments in technology equipment which, while not denominated in foreign currencies, are indirectly impacted by the changes in exchanges rates as they contain imported parts. In 2004, approximately 39.2% of our capital expenditures included such equipment. Hence, assuming our suppliers would increase prices of goods with imported components in proportion with a 1% appreciation of the U.S. dollar against the real, our planned capital expenditures for 2005 would increase by approximately R$0.4 million, representing a 0.6% increase in our total planned capital expenditures for 2005.
Item 12. Description of Securities Other Than Equity Securities
     We have recently entered into a deposit agreement, which we refer to as the Deposit Agreement, among ourselves and The Bank of New York, as depositary, and the owners and beneficial owners of American Depository Receipts, or ADRs. In this section, “you,” “your” and similar terms refer to holders of our ADRs.

American Depositary Receipts
     The Bank of New York, as depositary, will issue the American Depositary Shares, or ADSs pursuant to the Deposit Agreement. Each ADS will represent an ownership interest in one preferred share deposited with the Custodian, as agent of the Depositary, under the Deposit Agreement among ourselves, the Depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the Depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our Depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to American Depositary Receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.
     The Depositary’s office is located at 101 Barclay Street, New York, NY 10286.
     You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the Depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
     Because the Depositary’s nominee will actually be the registered owner of the preferred shares, you must rely on it to exercise the rights of a preferred shareholder on your behalf. The obligations of the Depositary and its agents are set out in the Deposit Agreement. The Deposit Agreement and the ADSs are governed by New York law.
     The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire Deposit Agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the Deposit Agreement which is available at the offices of the Depositary during normal business hours on advance notice. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Deposit Agreement is also available to the public from the SEC’s website at www.sec.gov.
Share Dividends and Other Distributions
How will you receive dividends and other distributions on the preferred shares underlying your ADSs?
     We may make various types of distributions with respect to our securities. The Depositary has agreed to pay to you the cash dividends or other distributions it or the Custodian receives on preferred shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying preferred shares that your ADSs represent.
     Except as stated below, to the extent the Depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:
     Cash. The Depositary will distribute any U.S. Dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), in proportion to the number of ADSs held by you, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain registered holders, and (iii) deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. Dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. Dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depository cannot convert a foreign currency, you may lose some or all of the value of the distribution.
     Shares. In the case of a distribution in shares, the Depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.
     Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the Depositary may lawfully distribute such rights, the Depositary may arrange for ADR holders to instruct the Depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the Depositary determines it is not practical to distribute such rights, the Depositary may:
•	sell such rights if practicable and distribute the net proceeds as cash; or

•	allow such rights to lapse, in which case ADR holders will receive nothing.
In the event of any issuance or distribution of (i) additional shares, (ii) rights to subscribe for shares, (iii) securities convertible into or exchangeable for shares, or (iv) rights to subscribe for such securities, we will take all steps reasonable necessary to ensure that no violation by the Depositary or us of the Securities Act will result from such issuance or distribution. We will not deposit any shares, either originally issued or previously issued and reacquired by us or any affiliate, unless a registration statement is in effect as to such shares under the Securities Act.
     Other Distributions. In the case of a distribution of securities or property other than those described above, the Depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
     Any U.S. Dollars will be distributed by checks drawn on a bank in the United States for whole Dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).
     The depository may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.
     The depository is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
     We cannot assure you that the depository will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
How does the Depositary issue ADSs?
     The Depositary will issue ADSs to or upon the order of those who deposit preferred shares or evidence of rights to receive preferred shares with the Custodian.
     Preferred shares deposited in the future with the Custodian must be accompanied by certain documents, including instruments showing that such preferred shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
     The Custodian will hold all deposited preferred shares for the account of the Depositary. ADR holders thus have no direct ownership interest in the preferred shares and only have such rights as are contained in the Deposit

Agreement. The Custodian will also hold any additional securities, property and cash received on or in substitution for the deposited preferred shares. The deposited preferred shares and any such additional items are referred to as “deposited securities.”
     Upon each deposit of preferred shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the Depositary’s principal New York office or any other location that it may designate as its transfer office. ADRs issued in book-entry form will be reflected on a statement which will be mailed to the address set forth on the books of the Depositary.
How do ADR holders cancel an ADS and obtain deposited securities?
     When you turn in your ADS at the Depositary’s office, the Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying preferred shares to an account designated by you and maintained by us. At your risk, expense and request, the Depositary may deliver deposited securities at such other place as you may request.
     The Depositary may only restrict the withdrawal of deposited securities in connection with:
•	temporary delays caused by closing our transfer books or those of the Depositary or the deposit of preferred shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
This right of withdrawal may not be limited by any other provision of the Deposit Agreement.
Voting Rights
How do you vote?
     If you are an ADR holder and the Depositary asks you to provide it with voting instructions, you may instruct the Depositary how to exercise the voting rights for the preferred shares which underlie your ADSs. After receiving voting materials from us, the Depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the Depositary to exercise the voting rights for the preferred shares which underlie your ADSs. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as is practical, subject to the provisions of and governing the underlying preferred shares or other deposited securities, to vote or to have its agents vote the preferred shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
     There is no guarantee that you will receive voting materials in time to instruct the Depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Record Dates
     The Depositary may fix record dates for the determination of the ADR holders who will be entitled:

•	to receive a dividend, distribution or rights, or

•	to give instructions for the exercise of voting rights at a meeting of shareholders, all subject to the provisions of the Deposit Agreement.
Reports and Other Communications
Will you be able to view our reports?
     The Depositary will make available for inspection by ADR holders any written communications from us which are both received by the Custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.
     Additionally, if we make any written communications generally available to holders of our preferred shares, including the Depositary or the Custodian, and the Depositary or the Custodian actually receive those written communications, the Depositary will mail copies of them, or, at its option, summaries of them to ADR holders.
Fees and Expenses
What fees and expenses will you be responsible for paying?
     ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to U.S.$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
     The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Contax Holding or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:
•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of U.S.$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

•	a fee, in aggregate, of U.S.$25,000 for stock transfer or other taxes and other governmental charges;

•	a fee, in aggregate, of approximately U.S.$50,000 for all cable, telex and facsimile transmission and delivery charges incurred at your request;

•	a fee, in aggregate, of U.S.$25,000 for transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	a fee, in aggregate, of approximately U.S.$50,000 for all expenses of the Depositary in connection with the conversion of foreign currency into U.S. Dollars;

•	a fee of U.S.$5.00 for each 100 ADS, for the distribution of securities, other than cash, shares or rights, in an amount equal to the fee charged as a result of the deposit of such securities;

•	a fee of U.S.$1.02 per ADS for depository services, which will accrue on the last day of each year; and

•	fees and expenses, in aggregate, of U.S.$50,000 per year as are incurred by the Depositary in delivery of deposited securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.
     The Depositary, at is sole discretion, may offset any fees owed to it by the ADR holders against any dividend amounts owed to the ADR holders.
     We will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.
Payment of Taxes
     ADR holders must pay any tax or other governmental charge payable by the Custodian or the Depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
Reclassifications, Recapitalizations and Mergers
     If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the Depositary may choose to:
•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.
     If the Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the Deposit Agreement be amended?
     We may agree with the Depositary to amend the Deposit Agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

     No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the Deposit Agreement or the ADS to be amended, we and the Depositary may make the necessary amendments, which could take effect before you receive notice thereof.
How may the Deposit Agreement be terminated?
     The Depositary may terminate the Deposit Agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The Deposit Agreement will be terminated on the removal of the Depositary for any reason. After termination, the Depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.
Limitations on Obligations and Liability to ADR holders
Limits on our obligations and the obligations of the Depositary; limits on liability to ADR holders and holders of ADSs
     The Deposit Agreement expressly limits the obligations and liability of the Depositary, ourselves and our respective agents. Neither we nor the Depositary nor any such agent will be liable if:
•	the provisions of any present or future law or regulation governing any deposited securities or any act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or

•	by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs:
°	it performs its obligations without gross negligence or bad faith;

°	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

°	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
     Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.
     The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the Depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.
     The Depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs
     From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:
•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.
     You agree to provide any information requested by us or the Depositary pursuant to the Deposit Agreement. The Depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.
Requirements for Depositary Actions
We, the Depositary or the Custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), until the following conditions have been met:
°	the holder has paid all taxes, governmental charges, and fees and expenses as required in the Deposit Agreement;

°	the holder has provided the Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

°	the holder has complied with such regulations as the Depositary may establish under the Deposit Agreement.
The Depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the Depositary decide it is advisable to do so.
Books of Depositary
     The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You have the right to inspect the records of receipt holders at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.
     The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs
     The Depositary may issue ADSs prior to the deposit with the Custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the Depositary. The Depositary may pre-release ADSs only if:
•	the Depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she
°	owns the underlying shares,

°	assigns all rights in such shares to the Depositary,

°	holds such shares for the account of the Depositary, and

°	will deliver such shares to the Custodian as soon as practicable, and promptly if the Depositary so demands.
In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the Depositary may change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Not applicable.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Not applicable.
Item 16B. Code of Ethics
     Not applicable.
Item 16C. Principal Accountant Fees and Services
     Not applicable.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.

PART III
Item 17. Financial Statements
     We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements
     See pages F-1 through F-39.
Item 19. Exhibits

No.	Description
1.1	By-laws of Contax Holding as of November 30, 2004.

2.1	Deposit Agreement, dated as of [ ], 2005 among Contax Holding, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder.

4.1	Services Agreement, dated November 30, 2004, among Telemar Norte Leste S.A, TNL PCS S.A. and TNL Contax S.A.*

4.2	Contact Center Services Agreement, dated April 1, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. *

4.3	Amendment to Services Agreement, dated May 28, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and Inovação Contact Center Serviços de Contatos Telefônicos Ltda. *

4.4	Amendment to the Contact Center Service Agreement, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A.

4.5	Amendment to Temporary Service Agreement and Other Matters, dated September 27, 2004, between Orbitall Serviços e Processamento de Informações Comerciais LTDA. and TNL Contax S.A.

8.1	List of Subsidiaries.

11.1	Code of Ethics of Contax Holding.

*	Confidential treatment requested to the Securities and Exchange Commission for portions of this exhibit.

SIGNATURES
     Contax Participações S.A. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTAX PARTICIPAÇÕES S.A.

By:	/s/ FRANCIS JAMES L. MEANEY
Name: Francis James L. Meaney
Title: Chief Executive Officer
Dated: August 10, 2005

Index to Financial Statements
     The following financial statements are filed as part of this annual report, together with the report of the independent accountants.

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Consolidated and combined balance sheets at December 31, 2004 and 2003	F-3

Consolidated and combined statements of operations for each of the three years in the period ended December 31, 2004	F-4

Consolidated and combined statements of cash flows for each of the three years in the period ended December 31, 2004	F-5

Consolidated and combined statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2004	F-6

Notes to consolidated and combined financial statements at December 31, 2004 and 2003	F-7 through F-22

Unaudited Interim Condensed Consolidated and Combined Financial Information at March 31, 2005 and 2004

Review report of PricewaterhouseCoopers Auditores Independentes	F-23

Unaudited interim condensed consolidated balance sheet at March 31, 2005 and Audited Consolidated balance sheet at December 31, 2004	F-24

Unaudited interim condensed consolidated and combined statements of operations for each of the three-month periods ended March 31, 2005 and 2004	F-25

Unaudited interim condensed consolidated and combined statements of cash flows for the each of three-month periods ended March 31, 2005 and 2004	F-26

Unaudited interim condensed consolidated and combined statements of changes in shareholders’ equity for for the three-month periods ended March 31, 2005	F-27

Notes to the unaudited interim condensed consolidated and combined financial information at March 31, 2005 and 2004	F-28 to F-39

Report of Independent Public Accounting Firm
To the Board of Directors and Shareholders of
Contax Participações S.A.
     In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Contax Participações S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
April 1st, 2005

Contax Participações S.A.
Consolidated and Combined Balance Sheets
(Expressed in thousands of Brazilian reais)

	As of December 31,
	2004	2003
Current assets
Cash and cash equivalents	85,152	33,268
Trade accounts receivable, net
Related parties	8,163	14,050
Unrelated parties	30,876	12,671
Deferred taxes	15,693	3,087
Recoverable taxes	6,659	3,952
Prepaid expenses	2,498	559
Others	1,489	1,301
Current assets from discontinued operations	17,211	76,468

Total current assets	167,741	145,356

Property and equipment, net	182,936	105,492

Other assets
Deferred taxes	47,078	57,827
Receivable from Orbitall	7,020
Others	1,277	447
Other assets from discontinued operations		17,211

Total other assets	55,375	75,485

Total assets	406,052	326,333

Current liabilities
Suppliers	33,048	19,420
Payroll and related accruals	64,783	44,202
Taxes other than on income	6,806	3,837
Taxes on income	4,493
Others	2,159	263
Current liabilities from discontinued operations		129,325

Total current liabilities	111,289	197,047

Long-term liabilities
Provisions for contingencies	10,856	2,825
Other long-term liabilities	3,233	268

Total long-term liabilities	14,089	3,093

Shareholders’ equity
Preferred shares — 253,202,318 issued, non par value shares	149,249	162,877
Common shares — 126,601,159 issued, non par value shares	74,624	81,438
Additional paid-in capital	50,000
Appropriated retained earnings	6,013	46
Unappropriated retained earnings (accumulated losses)	788	(118,168)

Total shareholders’ equity	280,674	126,193

Total liabilities and shareholders’ equity	406,052	326,333

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Operations
(Expressed in thousands of Brazilian reais)

	Year ended December 31,
	2004	2003	2002
Net operating revenue from services rendered	654,616	410,690	211,660
Cost of services rendered	(574,071)	(334,751)	(181,161)

Gross profit	80,545	75,939	30,499

Operating income (expenses)
Selling, general and administrative	(46,790)	(30,506)	(20,088)
Other operating expenses, net	(1,055)	(728)	(1,356)

Operating income before interest	32,700	44,705	9,055

Financial income (expenses), net	(4,662)	(2,141)	(6,923)

Operating income from continuing operations before income tax and social contribution	28,038	42,564	2,132
Income tax and social contribution benefit (provision)	(11,568)	18,676	(796)

Income from continuing operations	16,470	61,240	1,336

Discontinued operations (Note 16)
Loss from operations of discontinued components	(14,647)	(89,903)	(68,089)
Income tax benefit	4,980	30,567

Loss on discontinued operations	(9,667)	(59,336)	(68,089)

Net income (loss) and comprehensive income (loss) for the year	6,803	1,904	(66,753)

Earnings (loss) per share (in reais)

Common shares — Basic and Diluted
Income from continuing operations	0.04	0.16	0.00
Net income (loss) for the year	0.00	0.00	(0.18)

Weighted average common shares outstanding	126,601,159	126,601,159	126,601,159

Preferred shares — Basic and Diluted
Income from continuing operations	0.04	0.16	0.01
Net income (loss) for the year	0.03	0.01	(0.18)

Weighted average preferred shares outstanding	253,202,318	253,202,318	253,202,318

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Cash Flows
(Expressed in thousands of Brazilian reais)

	Year ended December 31
	2004	2003	2002
Operating activities:
Net income (loss)	6,803	1,904	(66,753)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	25,347	15,695	9,924
Discontinued operation	9,667	59,336	68,089
Contingencies and other provisions	1,011	713	1,329
Gain (loss) on permanent asset disposal			(16)
Deferred tax asset, net	(5,913)	(22,926)	(7,396)
(Increase) decrease in accounts receivable	(13,120)	(895)	11,690
(Increase) decrease in other current assets	(774)	2,299	(2,449)
(Increase) in other non-current assets	(830)	(354)	(92)
Increase in payroll and related accruals	23,075	20,542	4,977
Increase in accounts payable and accrued expenses	16,189	10,847	590
Increase (decrease) in other current liabilities	(510)	895	(17)
Increase (decrease) in accrued interest	7,574	—	(520)
Increase (decrease) in recoverable taxes	7,455	216	(1,337)

Net cash provided by continuing operating activities	75,974	88,272	18,019
Cash used by discontinued operation	(30,945)	(26,449)	(6,449)

Net cash provided by operating activities	45,029	61,823	11,570

Investing activities:
Capital expenditure for property and equipment	(102,670)	(42,224)	(59,139)
Capital expenditure for discontinued operation		(2,455)	(5,238)
Proceeds of disposal of property and equipment — discontinued operation		7,350

Cash used in investing activities	(102,670)	(37,329)	(64,377)

Financing activities:
Payment of principal on intercompany loans	(98,087)	(236,488)	(89,188)
Intercompany loans obtained	117,612	240,734	102,782
Capital increases	90,000	160	40,267

	109,525	4,406	53,861

Net cash provided by financing activities:
Increase in cash and cash equivalents	51,884	28,900	1,054
Cash and cash equivalents at beginning of year	33,268	4,368	3,314

Cash and cash equivalents at end of year	85,152	33,268	4,368

Supplemental cash flow information:
Income tax and social contribution paid	6,372
Interest paid	22,804	10,784	7,055

Non-cash transactions
Intercompany loan paid with current assets from discontinued operations (account receivable)	(76,468)
Capitalization of intercompany loans	57,678	120,000
The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Consolidated and Combined Statements of Changes in Shareholder’s Equity
(Expressed in thousands of Brazilian reais)

	Year ended December 31
	2004	2003	2002
Preferred shares
Beginning of the period	162,877	82,770	55,925
Paid-in capital increase	149,139	80,107	26,845
Elimination for combined financial statements	(162,767)

End of the period	149,249	162,877	82,770

Common shares
Beginning of the period	81,438	41,385	27,963
Paid-in capital increase	74,569	40,053	13,422
Elimination for combined financial statements	(81,383)

End of the period	74,624	81,438	41,385

Additional paid-in capital
Capital increase — Corporate reorganization	50,000

End of the period	50,000

Appropriated retained earnings
Beginning of the period	46	46
Elimination for combined financial statements	(46)
Transfer from retained earnings	377
Transfer from retained earnings	5,636		46

End of the period	6,013	46	46

Retained earnings (accumulated losses)
Beginning of the period	(118,168)	(120,072)	(53,319)
Net income (loss)	6,803	1,904	(66,753)
Appropriation of net income to legal reserve	(377)
Appropriation of net income to unrealized earnings reserve	(5,636)
Elimination for combined financial statements	118,166

End of the period	788	(118,168)	(120,072)

Total shareholders’ equity	280,674	126,193	4,129

Total comprehensive income (loss)	6,803	1,904	(66,753)

Number of preferred shares
Beginning of the period	10,999,989	333,333	333,333
Paid-in capital increase	242,202,329	10,666,656

End of the period	253,202,318	10,999,989	333,333

Number of common shares
Beginning of the period	5,500,014	166,667	166,667
Paid-in capital increase	121,101,145	5,333,347

End of the period	126,601,159	5,500,014	166,667

Total shares outstanding	379,803,477	16,500,003	500,000

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

1 Description of Business
(a) Operations
     Contax Participações S.A. (“Contax Holding”) is a holding company, whose only subsidiary, TNL Contax S.A. (“TNL Contax”) (together with Contax Holding, the “Company”), offers a variety of integrated customer interaction services covering each stage of the customer lifecycle - acquisition and sales (cross-sales and up-sales), customer care and retention, technical support and collections, through multiple communication channels. Services can be provided through a wide variety of channels, including telephone, web, printed mail, e-mail, and fax.
(b) Corporate Reorganization
(i) Contax Holding
     Contax Holding was incorporated on July 31st, 2000, under the name “Caroaci Participações S.A.,” as a result of the partial split-off of Poconé Participações S.A. Its primary functions were of a typical holding company. Before December 2003, it was under the majority control of GP Administradora de Ativos S.A. In December 2003, Tele Norte Leste Participações S.A. (“TNL”) acquired 99.9% of the share capital of Contax Holding at its fair value. Until November 2004, Contax Holding did not conduct any operational activity and did not have any subsidiary.
     On November 26, 2004, the Board of Directors of TNL approved the first stage of a corporate reorganization, including the following steps:
     Change of name from “Caroaci Participações S.A.” to “Contax Participações S.A.”
     The transfer to Contax Holding of 100% of the share capital of TNL Contax, representing a capital increase in the amount of R$126,030 (accounted for at book value of TNL’s investment in TNL Contax as of October 31, 2004, as both entities are under common control).
     The transfer to Contax Holding of the inter-company loan between TNL and TNL Contax in the amount of R$57,678.
     An additional capital increase in Contax Holding made in cash in the amount of R$90,000.
     On December 29, 2004, the TNL’s shareholders approved the second and final stage of the corporate reorganization, comprised of a spin-off of all of Contax Holding’s shares held by TNL to TNL’s shareholders. After 60 days following the publication of the spin-off approval without any opposition from TNL creditors, and the registration of the Shareholders’ Meeting Minutes with the Board of Trade, the spin-off became in full force and effect in accordance with Brazilian corporate law on March 9, 2005.
(ii) TNL Contax
     TNL Contax is the result of a merger between two operating subsidiaries of TNL, Contax S.A. and TNext S.A. (“TNext”) on February 3, 2003. Contax S.A. was formed on April 3, 2000, with the main purpose of providing contact center services and became operational in November, 2000. TNext became operational in June, 2001 as a hosting data base, information and equipment company, in addition to providing special back-up and website management services. In connection with the merger, Contax S.A. had its name changed to TNL Contax S.A. In addition, TNext’s net assets were sold to Hewlett Packard (“HP”) and TNL on June 30, 2003 (see Note 16).

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

(c) Acquisition of Inovação
     In connection with the successful bid to provide services to Orbitall Serviços e Processamento de Informações Comerciais LTDA. (“Orbitall”), TNL Contax acquired on April 1, 2004, the total amount of quotas of Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (“Inovação”, a subsidiary of Orbitall) for R$2,754, which equaled the fair value of assets acquired and liabilities assumed. On the acquisition date, Inovação operated 2,031 workstations providing services to large companies such as Credicard, Citibank, Itaú, Unibanco, Caixa Econômica Federal and Banespa. On July 31, 2004, Inovação was merged into TNL Contax.
The purchase price was allocated as follows:

Current assets	1,605
Property and equipment, net	5,236
Current liabilities	(4,087)

2,754

2 Summary of significant accounting policies
(a) Basis of presentation
     The Consolidated and Combined Financial Statements were prepared in accordance with accounting practices generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that are used to prepare the Company’s statutory financial statements.
     As discussed in Note 1, as from November 2004, Contax Holding became the parent company of TNL Contax. This transaction has been accounted for as a merger of entities under common control at historical cost. In order to present the financial statements in a format, which is comparable throughout the years and represents the business of Contax Holding and its subsidiary going forward, the financial information of these companies was combined for all periods presented.
     The consolidation and combination process for the balance sheet and the statements of operations, cash flows and shareholders’ equity reflects the aggregate of the balances and changes in assets, liabilities, shareholders’ equity and income and expense accounts, according to their nature, together with the elimination of inter-company transactions and unrealized profits. Additionally, certain financial, accounting, legal and administrative costs incurred by Tele Norte Leste Participações S.A. were allocated to the Company based on the relative volume of transactions relating to the Company’s operations. The allocated costs amounted to R$5,920, R$4,888 and R$3,547 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company’s management believes that the method of allocation used is reasonable and that these expenses approximate the expenses that would have been incurred had the Company operated on a stand-alone basis.
(b) Fair value of financial instruments
     The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other receivables and accrued expenses approximate their fair values due to the short-term nature of these financial instruments.
(c) Concentration of credit risks
     Financial instruments which expose the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. All cash equivalents are maintained in Brazil with prime financial institutions.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

Management believes its credit policies are prudent and reflect normal business terms and risk. The Company does not anticipate nonperformance by the counterparties and, accordingly, does not require collateral.
(d) Use of estimates
     The Consolidated and Combined Financial Statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. The application of this significant accounting policy often requires judgments made by management regarding the effects of matters that are inherently uncertain. Our estimates, including but not limited to the provisions of accounts receivables and contingent liabilities, may differ from the actual value of such assets or liabilities.
(e) Cash and cash equivalents
     Cash and cash equivalents are considered to be all highly liquid investments with an original maturity to the Company of three months or less.
(f) Revenue recognition
     We recognize revenues on an accrual basis at the time the services are rendered, except with respect to some of our performance-based services, which we recognize upon measurement and acceptance by our client. The service contract revenues are calculated based on indicators like quantity of workstations, speaking time and on performance targets. Revenues are calculated based on information available in our IT systems that relate to the volume of data services rendered to each client. Revenues related to our performance-based services are calculated based on data available in our clients’ IT systems. In addition, we usually allocate operations managers to review, reconcile and discuss such indicators with clients. Some revenue adjustments are recorded after discussions with such clients.
(g) Costs and expenses
     The operating costs and expenses are recorded on an accrual basis and pertain mainly to personnel expenses.
(h) Financial income and expenses
     Financial income and expenses pertain mainly to interest and monetary variations resulting from financial investments and loan contracts signed with TNL, recorded on an accrual basis.
(i) Property and equipment
     The investment in property and equipment is stated at original cost. Property and equipment is depreciated using the straight-line method over their estimated useful lives. The principal depreciation rates are detailed in Note 11.
     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is recorded if and when appropriate.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

(j) Provisions for contingencies
     Provisions for contingencies are established for contingent risks considered as “probable losses” by the Company’s management and external legal consultants. The basis, amounts involved and nature of the main provisions are described in Note 13.
(k) Income tax and social contribution
     Provisions for deferred and payable income tax and social contribution and tax credit on temporary differences are established at the base rate of 34%, comprised of a 25% federal income tax rate plus a 9% social contribution rate. In accordance with SFAS 109 — “Accounting for Income Taxes,” the deferred tax effects of tax loss carryforwards and temporary differences and adjustments to US GAAP have been recognized in the Consolidated and Combined Financial Statements. A valuation allowance is made when it is more likely than not that tax assets will not be fully recoverable in the future.
     Prepaid income tax and social contribution are recorded as “Recoverable taxes.”
(l) Payroll and related accruals
     Amounts relating to vacation payable to employees are provided for proportionally to the vesting period.
     TNL Contax has an executive bonus plan for officers, managers and coordinators, based on the increase in operating profit and on the determination of personal development, in which a specific group of business executives take part.
(m) Other current liabilities
     These are stated at known or estimated amounts, including, when applicable, accrued charges and monetary variations incurred on a pro rata basis.
3 Earnings (loss) per share
     For the purpose of these financial statements, the computation of earnings per share for all periods presented is based on the number of shares outstanding of Contax Holding on the date of the spin-off described in Note 1(b). Since preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis.
4 Recently issued accounting pronouncements
     The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had a material impact on the financial position and results of operations of the Company.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

SFAS 150 — “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.
In January 2003, the FASB issued Interpretation No. 46 (FIN 46R) — Consolidation of Variable Interest Entities. FIN 46R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest.
     The following Standards and interpretations will be effective in the near future although, upon adoption, management does not expect they will significantly affect the financial statements:
SFAS No. 151 — “Inventory Costs” was issued in November 2004 and deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. The provisions of this Statement shall be applied prospectively.
SFAS No. 153 — “Exchanges of Nonmonetary Assets” was issued in December 2004 and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.
SFAS No. 123R — “Share-Based Payment” was issued in December 2004 and sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. The Company does not currently provide any share-based payments to employees or non-employees.
Emerging Issues Task Force — EITF Issue 03-1-1 issued in September 2004 delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other than temporary.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

5 Cost of Services Rendered and Operating Expenses

	Year ended December 31, 2004
	Cost of	Selling,
	services	general and
	rendered	administrative	Total
Personnel (i)	464,893	25,846	490,739
Third party services (ii)	59,180	13,782	72,962
Depreciation (iii)	22,241	3,106	25,347
Facilities (iv)	16,610	1,347	17,957
Other costs and expenses	11,147	2,709	13,856

Total	574,071	46,790	620,861

	Year ended December 31, 2003
	Cost of	Selling,
	services	general and
	rendered	administrative	Total
Personnel (i)	273,030	15,285	288,315
Third party services (ii)	29,360	9,378	38,738
Depreciation (iii)	13,859	1,836	15,695
Facilities (iv)	6,286	1,321	7,607
Other costs and expenses	12,216	2,686	14,902

Total	334,751	30,506	365,257

	Year ended December 31, 2002
	Cost of	Selling,
	services	general and
	rendered	administrative	Total
Personnel (i)	140,819	7,167	147,986
Third party services (ii)	23,051	7,943	30,994
Depreciation (iii)	7,754	2,170	9,924
Facilities (iv)	6,409	1,378	7,787
Other costs and expenses	3,128	1,430	4,558

Total	181,161	20,088	201,249

(i)	Costs with personnel have increased constantly as a result of the increase in staff to provide services to new clients. The number of employees at December 31, 2004 totaled 37,926 (2003 — 28,032 and 2002 — 18,082).

(ii)	Third party services considered as “Costs of services rendered” refer mainly to data processing and workstation maintenance, while third-party services considered “Selling, general and administrative” refer to expenses with consulting, traveling, legal counsel and others.

(iii)	The decrease in depreciation costs results mainly from the transfer of equipment and assets for sale, as mentioned in Note 16.

(iv)	Facilities expenses include mainly amounts which are being paid for the rental of properties and contact center operating infrastructure.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

6 Other operating expenses, net

	Year ended December 31,
	2004	2003	2002
Provision for contingencies (Note 13)	(613)	(570)	(322)
Other, net	(442)	(158)	(1,034)

Total	(1,055)	(728)	(1,356)

7 Financial income (expenses), net

	Year ended December 31,
	2004	2003	2002
Financial income
Interest on securities	864
Other	38	24	304

	902	24	304

Financial expenses
Interest on loans with TNL			(6,379)
Bank charges, including CPMF	(2,605)	(1,787)	(725)
Other	(2,959)	(378)	(123)

	(5,564)	(2,165)	(7,227)

	(4,662)	(2,141)	(6,923)

8 Income tax and social contribution
     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.
     The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31,
	2004	2003	2002
Operating income from continuing operation before tax and social contribution	28,038	42,564	2,132

Federal income tax and social contribution expense at statutory enacted rates	(9,534)	(14,454)	(741)

Adjustments to derive effective tax rate:
Tax effects on permanent differences	(2,034)	(3,728)
Valuation allowance reversal (i)		36,858
Other non-taxable losses			(55)

Income tax and social contribution tax benefit (provision)	(11,568)	18,676	(796)

Tax credit generated by discontinued operation	4,980	30,567

	(6,588)	49,243	(796)

(i)	The subsidiary company TNL Contax recorded in December 2003 tax credits on tax loss carryforwards amounting to R$36,858, based on estimates of future taxable income.
     The Company recorded credits from income tax and social contribution on tax loss carryforwards and the negative base for social contribution. A valuation allowance is made when it is more likely than not that tax assets will not be fully recoverable.

	As of December 31,
	2004	2003
Deferred taxes relative to temporary differences
Provision for contingencies	3,690	960
Provision for loss on asset held for sale	12,367	12,367
Executive Bonus Plan	3,321	987
Tax loss carryforwards	43,393	46,600

	62,771	60,914

Valuation allowance
Beginning balance		(36,858)
Net change in allowance		36,858

	62,771	60,914

Current deferred tax assets	15,693	3,087
Long-term deferred tax assets	47,078	57,827

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

9 Cash and cash equivalents

	As of December 31,
	2004	2003
Cash and bank accounts (i)	27,114	33,268
Certificates of deposit (ii)	58,038

	85,152	33,268

(i)	The amounts are kept in a current account, as the Company has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)	In general, these financial investments are indexed by the Brazilian Interbank Certificate of Deposit (“CDI”) rate, with daily liquidity.
10 Recoverable taxes

	As of December 31,
	2004	2003
Recoverable taxes
Income tax recoverable	1,876
Social contribution recoverable	694
Withholding income tax	1,778	368
Contributions to the National Social Security Institute	1,749	3,098
Other	562	486

Total	6,659	3,952

11 Property and equipment, net

			As of December 31,		Annual
		Accumulated	2004	2003	depreciation
	Cost	depreciation	Net	Net	rate (%)
Telecom and IT systems (i)	139,911	(42,299)	97,612	62,547	20
Improvements on third party assets (i)	39,177	(4,895)	34,282	14,497	10
Furniture and fixtures (i)	33,661	(3,408)	30,253	9,886	10
Construction in progress	8,058		8,058	14,186
Other	14,140	(1,409)	12,731	4,376	4 to 10

Total	234,947	(52,011)	182,936	105,492

(i)	The increases which took place in 2004 are related to: (a) the acquisition of Inovação, considering that fixed assets amounting to R$4,962 were consolidated; (b) the acquisition of contact center related assets from Telemar Norte Leste S.A. (“Tmar”), company controlled by TNL, at book value, amounting to R$29,545; and (c) the increase in the amount of customer workstations (2004 — 17,507 and 2003 — 12,907), associated with the expansion of the Company’s activities.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

12 Taxes other than on income

	As of December 31,
	2004	2003
Services Tax — ISS	4,050	1,312
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	2,756	2,308
Other taxes		217

Total	6,806	3,837

13 Contingencies and concentration of credit risk
     The provisions for contingencies represent management’s estimate of amounts considered sufficient to cover probable losses on claims at the balance sheet date and are based on the opinion of external legal counsel.

	As of December 31,
	2004	2003
Tax
Services Tax — ISS	1,013	949
Accrued Severance Pay — FGTS	744	713
Contributions to the National Social Security Institute — INSS	209	156

	1,966	1,818

Labor
Orbitall (i)	7,020
Other	1,556	747

	8,576	747

Civil	314	260

Total	10,856	2,825

(i)	As determined by the purchase and sale contract of Inovação’s quotas, entered into between Orbitall and TNL Contax, any labor claim, related to a time period that precedes the date of the acquisition of Inovação by TNL Contax (April 1, 2004), would be the responsibility of Orbitall. At September 30, the Company recorded a provision for labor contingencies amounting to R$7,020, as a contra entry to “Credits receivable — Orbitall,” in the amount mentioned above and corresponds to the total amount at risk related to probable labor claims which have been filed and others which may be filed against the Company by the former employees of Inovação. At December 31, 2004 this provision is more than sufficient to cover the risk related to 72 initiated claims considered probable since it was estimated and recorded based on the maximum risk involving all former employees. This provision will be written-off as these amounts are paid by TNL Contax, presented and recovered from Orbitall. The Company is monitoring Orbitall’s capacity to honor this agreement and the recoverability of the recorded asset.
     At December 31, 2004 the Company was also co-responsible in 88 claims filed by former employees of Tmar, totaling R$4,056. This amount was not recorded in the Company’s balance sheet as Tmar and TNL PCS S.A. ( “ Oi ” ) is legally and contractually the primary responsible for any obligations which may arise from these claims.
     Other provisions for contingencies refer mainly to tax litigations in court.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

Concentration of credit risk
     Sales to Telemar and Oi (parties related to Contax Holding) were approximately 53.8% (67.8% for 2003) and 16.7% (11.5% for 2003) of revenues, respectively. Sales to our second largest client were approximately 16.9% of revenues for 2004.
14 Shareholders’ equity
(a) Share capital
     As mentioned in Note 1, on November 2004, the Company’s capital was increased by R$223,708, corresponding to (i) transfer of the total amount of shares issued by TNL Contax owned by TNL up to October 31, 2004, with a book value of R$126,030, (ii) capitalization of a debt due to TNL amounting to R$57,678, resulting from the balance of the loan between the parties and (iii) R$40,000 in cash paid-in.
     At December 31, 2004, the capital of Contax Holding comprised 379,803,477 shares, 126,601,159 of which were common shares and 253,202,318 preferred shares (2003 — 16,500,003 shares, 5,500,014 of which were common shares and 10,999,989 preferred shares).
(b) Additional paid-in capital
     In addition to the capital increase mentioned above, on November 2004, R$50,000 was paid-in as capital reserve, which appropriation will be decided on at a shareholders’ meeting.
(c) Dividends
     According to the Company’s by-laws, Contax Participações has to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of paid dividends does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2004, management proposed the payment of R$1,359 as dividends, subject to the approval by the shareholders at the next annual meeting.
     The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income when determining the Preferred Dividend in relation to the general dividend. Remaining amounts to be distributed, if any, are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder, if any, is distributed equally among holders of preferred shares and common shares.
     The Preferred Dividends corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in according to accounting practices adopted in Brazil, in proportion of preferred shares to total capital, or 3% of shareholders’ equity book value per share, whichever is greater.
     The following presents the earnings per share calculations:

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

	As of December 31,
	2004	2003	2002
Net income (loss) for the year	6,803	1,904	(66,753)
Less preferred shares dividends	(6,803)	(1,904)
Remaining net income (loss) to be equally allocated to preferred and common shares			(66,753)

Weighted average number of shares outstanding
Common	126,601,159	126,601,159	126,601,159
Preferred	253,202,318	253,202,318	253,202,318

Basic and diluted earnings per share
Common	—	—	(0.18)
Preferred	0.03	0.01	(0.18)

	As of December 31,
	2004	2003	2002
Net income from continuing operations for the year	16,470	61,240	1,336
Less preferred shares dividends	(8,955)	(8,955)	(1,336)
Less common shares dividends	(4,478)	(4,478)
Remaining net income (loss) to be equally allocated to preferred and common shares	3,037	47,807

Weighted average number of shares outstanding
Common	126,601,159	126,601,159	126,601,159
Preferred	253,202,318	253,202,318	253,202,318

Basic and diluted earnings per share from continuing operations
Common	0.04	0.16	—
Preferred	0.04	0.16	0.01
Appropriated retained earnings
     Brazilian laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

	2004	2003	2002
Unrealized earnings reserve
Transfer from retained earnings	5,636

End of the period	5,636

Legal reserve
Beginning of the period	46	46
Appropriation (to) from retained earnings	331		46

End of the period	377	46	46

Total appropriated retained earnings	6,013	46	46

The purpose and basis of appropriation to such reserves is described below:

Unrealized earnings reserve — this represents principally our share of earnings of controlled entity, not yet received in the form of cash dividends.

Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under accounting practices adopted in Brazil up to a limit of 20% of the Company capital. The Company has not recognized a legal reserve for the years ended December 31, 2003 and 2002 since the Company has not recorded net income under accounting practices adopted in Brazil for these periods.

15	Transactions with related parties

The main transactions between the Company and other related parties can be summarized as follows:

	2004
				Brasil
				CAP	Brasil
			Pegasus	'Capita-	Veículos
			Telecom	lizações	Companhia
	Tmar	Oi	S.A.	S.A.	de Seguros	Total
Assets
Accounts receivable	5,021	2,018		257	867	8,163

Liabilities
Suppliers	1,182					1,182

Revenues
Revenues from services rendered	352,221	68,493		2,361	3,980	427,055

Costs and expenses
Costs of services rendered	(4,028)		(472)			(4,500)

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

	2003
				Brasil
				CAP	Brasil
				Capita-	Veículos
				lizações	Companhia
	Tmar	Oi	iG*	S.A.	de Seguros	TNL	Total
Assets
Accounts receivable	6,233	7,082	339	134	262		14,050
Assets held for sale						59,783	59,783

	6,233	7,082	339	134	262	59,783	73,833

Liabilities
Suppliers	185						185
Loans and financing						124,493	124,493

Suppliers	185					124,493	124,678

Revenues
Revenues from services rendered	278,452	47,075	3,252	1,435	3,413		333,627

Costs and expenses
Costs of services rendered	(1,337)						(1,337)

*	TNL’s indirect interest in Internet Group Cayman (“iG”) was sold to a subsidiary of Brasil Telecom S.A. in November 2004.
     The transactions with related parties are carried out under terms, rates and conditions similar to those agreed with third parties. The inter-company loans are remunerated at 102% of the CDI and are classified as long term receivables considering their expected settlement.
     The loan from TNL presented as a discontinued operation in note 16, generates financial expenses in the amount of R$9,663 in 2004, R$26,953 in 2003 and R$35,293 in 2002.
     On December 29, 2004, the Company signed an agreement determining that Tmar and Oi are the primary responsible parties to any obligations involving claims filed by former employees of Tmar, even if the Company is cited as co-responsible. As of December 31, 2004, the Company had been cited as co-responsible in 88 claims estimated at R$4,056.
16	Discontinued operations
     As mentioned in Note 1, the Company sold its data center assets to HP and TNL at book value on June 30, 2003. Upon this agreement the Company signed (i) a sale contract with the parent company TNL totaling R$61,586, and (ii) a sale contract with HP totaling R$7,350. Payment by TNL was done on the basis of a reduction on outstanding balance of inter-company loans.
     Some additional assets were sold to Tmar on November, 2003, at their respective book values, totaling R$12,814.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

     Furthermore, based on an independent appraisal report prepared by Cushman & Wakefield Semco, the Company’s management recorded a provision amounting to R$36,375 to adjust the value of a building prepared for data center activities to its realizable value on December 31, 2003. As of November 30, 2004, the Company entered into a sale and purchase agreement with Tmar. The agreement foresees that Tmar should pay R$17,211, until January 2005, for the acquisition of such property. The property was sold in January 2005 to Tmar, which is now responsible for all risks and applicable taxes to this property.
     The data center business is reported in these financial statements as discontinued operations and the Consolidated and Combined Financial Statements for all prior periods have been adjusted to reflect this presentation. The operating results included in discontinued operations are presented in the following table.

	Year ended December 31,
	2004	2003	2002
Net operating revenue		10,181	11,315
Cost of services		(32,038)	(32,639)

Gross profit		(21,857)	(21,324)
Operating expenses	(4,984)	(38,927)	(11,321)

Operating loss before interest	(4,984)	(60,784)	(32,645)
Financial result, net	(9,663)	(29,119)	(35,444)

Loss before income tax and social contribution	(14,647)	(89,903)	(68,089)
Income tax and social contribution benefit	4,980	30,567

Loss for the year	(9,667)	(59,336)	(68,089)

     The major classes of assets and liabilities of discontinued operations in the consolidated and combined balance sheets as of December 31, 2003 and 2002 are as follows:

	2003	2002		2003	2002
Other current assets	14,882	18,751	Current liabilities	4,832	11,076
Accounts receivable from TNL	61,586		Loan from TNL	124,493	224,766

	76,468	18,751		129,325	235,842

Property and equipment		146,676

Assets held for sale	53,586
Provision for losses	(36,375)

	17,211

Total assets	93,679	165,427	Total liabilities	129,325	235,842

17	Financial instruments
     The credit risk related to accounts receivables is not material due to the fact that the majority of the clients for which the Company renders services are considered prime companies, besides the monitoring controls applied to the customer portfolio.

Contax Participações S.A.
Notes to the Consolidated and Combined Financial
Statements at December 31, 2004 and 2003
(Expressed in thousands of Brazilian reais, unless otherwise stated)

     Financial investments are made with prime financial institutions, avoiding liquidity risks. On December 31, 2004 and 2003, the Company had no derivative operations.
*                    *                    *

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
Contax Participações S.A.
We have reviewed the accompanying condensed consolidated balance sheet of Contax Participações S.A. and its subsidiary as of March 31, 2005 and December 31, 2004, and the related condensed consolidated and combined statements of income and comprehensive income, of cash flows and of shareholders’ equity for each of the three-month periods ended March 31, 2005 and March 31, 2004, respectively. These interim financial information are the responsibility of the Company’s management.
We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated and combined interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined balance sheet as of December 31, 2004, and the related consolidated and combined statements of income and comprehensive income, of shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated April 1st, 2005 we expressed an unqualified opinion on those consolidated and combined financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated and combined balance sheet from which it has been derived.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
May 6, 2005

Contax Participações S.A.
Condensed Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, except numbers of shares

	As of	As of
	March 31,	December 31,
	2005	2004
	(Unaudited)
Current assets

Cash and cash equivalents	136,759	85,152
Trade accounts receivable, net
Related parties	764	8,163
Unrelated parties	31,916	30,876
Deferred taxes	10,226	15,693
Recoverable taxes	5,630	6,659
Prepaid expenses	1,733	2,498
Other	4,758	1,489
Current assets from discontinued operations		17,211

Total current assets	191,786	167,741

Property and equipment, net	183,487	182,936

Other noncurrent assets
Deferred taxes	44,984	47,078
Receivable from Orbitall	7,020	7,020
Other	2,611	1,277

Total other noncurrent assets	54,615	55,375

Total assets	429,888	406,052

Current liabilities
Suppliers	28,275	33,048
Payroll and related accruals	80,409	64,783
Taxes other than income tax	7,142	6,806
Taxes on income	1,044	4,493
Other	1,734	2,159

Total current liabilities	118,604	111,289

Long-term liabilities
Provision for contingencies	10,971	10,856
Other long-term liabilities	2,752	3,233

Total long-term liabilities	13,723	14,089

Shareholders’ equity
Preferred shares — 253,202,318 issued, non par value shares	149,249	149,249
Common shares — 126,601,159 issued, non par value shares	74,624	74,624
Additional paid-in capital	50,000	50,000
Appropriated retained earnings	6,013	6,013
Unappropriated retained earnings	17,675	788

Total shareholders’ equity	297,561	280,674

Total liabilities and shareholders’ equity	429,888	406,052

The accompanying notes are an integral part of this financial information.

Contax Participações S.A.
Interim Condensed Consolidated and Combined Statements of Operations
Expressed in thousands of Brazilian reais, except number of shares and per-share amounts
(Unaudited)

	Three-month period ended March 31
	2005	2004
Net operating revenue from services rendered	217,397	124,502
Cost of services rendered	(178,851)	(104,882)

Gross profit	38,546	19,620

Operating income (expenses)
Selling, general and administrative	(12,786)	(9,542)
Other operating expenses, net	(610)	(212)

Operating income before interest	25,150	9,866

Financial income (expenses), net	529	(898)

Operating income from continuing operations before income tax and social contribution	25,679	8,968
Income tax and social contribution	(8,792)	(3,056)

Income from continuing operations	16,887	5,912

Discontinued operations (Note 15)
Loss from operations of discontinued components		(5,206)
Income tax benefit		1,770

Loss on discontinued operations		(3,436)

Net income and comprehensive income	16,887	2,476

Earnings (loss) per share (in reais)

Common shares — Basic and Diluted
Income from continuing operations	0.04	0.00
Net income for the period	0.04	0.00

Weighted average common shares outstanding	126,601,159	126,601,159

Preferred shares — Basic and Diluted
Income from continuing operations	0.04	0.02
Net income for the period	0.04	0.01

Weighted average preferred shares outstanding	253,202,318	253,202,318

The accompanying notes are an integral part of this financial information.

Contax Participações S.A.
Interim Condensed Consolidated and Combined Statements of Cash Flows
Expressed in thousands of Brazilian reais
(Unaudited)

	Three-month period ended March 31,
	2005	2004
Operating activities:
Net cash provided by continuing operating activities	44,721	12,330
Cash used in discontinued operations		(14,121)

Net cash provided by (used in) operating activities	44,721	(1,791)

Investing activities:
Capital expenditures	(10,325)	(5,109)
Cash provided by discontinued operations	17,211

Cash provided by (used in) investing activities	6,886	(5,109)

Financing activities:
Payment of inter-company loans		(3)

Net cash used in financing activities		(3)

Increase (decrease) in cash and cash equivalents	51,607	(6,903)

Cash and cash equivalents at beginning of period	85,152	33,268

Cash and cash equivalents at end of period	136,759	26,365

The accompanying notes are an integral part of this financial information.

Contax Participações S.A.
Interim Consolidated Statements of Changes in Shareholder’s Equity
Expressed in thousands of Brazilian reais
(Unaudited)

	Three-Month period ended, March 31
	2005	2004
Preferred shares
Beginning and end of the period	149,249	162,877

Common shares
Beginning and end of the period	74,624	81,438

Additional paid-in capital
Beginning and end of the period	50,000

Appropriated retained earnings
Beginning and end of the period	6,013	46

Retained earnings
Beginning of the period	788	(118,168)
Net income for the period	16,887	2,476

End of the period	17,675	(115,692)

Total shareholders’ equity	297,561	128,669

Total comprehensive income (loss)	16,887	2,476

Number of preferred shares
Beginning and end of the period	253,202,318	10,999,989

Number of common shares
Beginning and end of the period	126,601,159	5,500,014

Total shares outstanding	379,803,477	16,500,003

The accompanying notes are an integral part of this financial information.

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

1	Description of Business
(a)	Operations
     Contax Participações S.A. (“Contax Holding”) is a holding company, whose only subsidiary, TNL Contax S.A. (“TNL Contax”) (together with Contax Holding, the “Company”), offers a variety of integrated customer interaction services covering each stage of the customer lifecycle — acquisition and sales (cross-sales and up-sales), customer care and retention, technical support and collections, through multiple communication channels. Services can be provided through a wide variety of channels, including telephone, web, printed mail, e-mail, and fax.
(b)	Corporate Reorganization

(i)	Contax Holding
     Contax Holding was incorporated on July 31st, 2000, under the name “Caroaci Participações S.A.”, as a result of the partial split-off of Poconé Participações S.A. Its primary functions were of a typical holding company. Before December 2003, it was under the majority control of GP Administradora de Ativos S.A. In December 2003, Tele Norte Leste Participações S.A. (“TNL”) acquired 99.9% of the share capital of Contax Holding at its fair value. Until November 2004, Contax Holding did not conduct any operational activity and did not have any subsidiary.
     On November 26, 2004, the Board of Directors of TNL approved the first stage of a corporate reorganization, including the following steps:
Change of name from “Caroaci Participações S.A.” to “Contax Participações S.A.”.

The transfer to Contax Holding of 100% of the share capital of TNL Contax, representing a capital increase in the amount of R$126,030 (accounted for at book value of TNL’s investment in TNL Contax as of October 31, 2004, as both entities are under common control).

The transfer to Contax Holding of the inter-company loan between TNL and TNL Contax in the amount of R$57,678.

An additional capital increase in Contax Holding made in cash in the amount of R$90,000.
     On December 29, 2004, the TNL’s shareholders approved the second and final stage of the corporate reorganization, comprised of a spin-off of all of Contax Holding’s shares held by TNL to TNL’s shareholders. After 60 days following the publication of the spin-off approval without any opposition from TNL creditors, and the registration of the Shareholders’ Meeting Minutes with the Board of Trade, the spin-off became in full force and effect in accordance with Brazilian corporate law on March 9, 2005.
(ii) TNL Contax
     TNL Contax is the result of a merger between two operating subsidiaries of TNL, Contax S.A. and TNext S.A. (“TNext”) on February 3, 2003. Contax S.A. was formed on April 3, 2000, with the main purpose of providing contact center services and became operational in November, 2000. TNext became operational in June, 2001 as a hosting data base, information and equipment company, in addition to providing special back-up and website management services. In connection with the merger, Contax S.A. had its name changed to TNL Contax S.A. In addition, TNext’s net assets were sold to Hewlett Packard (“HP”) and TNL on June 30, 2003 (see Note 15).

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

2	Summary of principal accounting policies
     The condensed consolidated and combined interim financial information of the Company for the three-month periods ended March 31, 2005 and 2004 is unaudited. In the opinion of management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated and combined financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the entire year.
     The condensed consolidated and combined financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2004 included in the Company’s Annual Report on Form 20-F and should be read in conjunction therewith.
     The financial information includes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. The application of this significant accounting policy often requires judgments made by management regarding the effects of matters that are inherently uncertain. These estimates, including but not limited to the provisions of accounts receivables and contingent liabilities, may differ from the actual value of such assets or liabilities.
     The financial information has been prepared in accordance with accounting practices generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that are used to prepare the Company’s statutory financial statements prepared in accordance with the accounting practices adopted in Brazil.
3	Earnings per share
     For the purpose of these financial statements, the computation of earnings per share for all periods presented is based on the number of shares outstanding of Contax Holding on the date of the spin-off described in Note 1(b). Since preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a “pro rata” basis.
4	Recently issued accounting pronouncements
     SFAS No. 153 — In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

5	Cost of services rendered and operating expenses

	Three-month period ended
	March 31, 2005
	Cost of	Selling,
	services	general and
	rendered	administrative	Total
Personnel (i)	142,635	6,700	149,335

Third party service	18,472	4,503	22,975
Depreciation	8,896	877	9,773
Facilities (ii)	7,376	218	7,594
Other costs and expenses	1,472	488	1,960

Total	178,851	12,786	191,637

	Three-month period ended
	March 31, 2004
	Cost of	Selling,
	services	general and
	rendered	administrative	Total
Personnel (i)	88,169	5,828	93,997
Third party services	8,492	2,767	11,259
Depreciation	4,355	649	5,004
Facilities (ii)	2,756	168	2,924
Other costs and expenses	1,110	130	1,240

Total	104,882	9,542	114,424

(i)	Third party services considered as “Costs of services rendered” refer mainly to data processing and workstation maintenance, while third-party services considered “Selling, general and administrative” refer to expenses with consulting, traveling, legal counsel and others.

(ii)	Facilities expenses include mainly amounts which are being paid for the rental of properties and contact center operating infrastructure.

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

6	Financial income (expenses), net

	Three-month period ended
	March 31,
	2005	2004
Financial income
Interest on securities	2,404
Other

	2,404

Financial expenses
Interest on loans with TNL	(1)	(8)
Bank charges, including CPMF	(1,486)	(492)
Other	(388)	(398)

	(1,875)	(898)

	529	(898)

7	Income tax and social contribution
     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.
     The amount reported as income tax expense in our interim condensed consolidated and combined financial information is reconciled to the statutory rates as follows:

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

	Three-month period ended
	March 31,
	2005	2004
Operating income from continuing operation before tax and social contribution	25,679	8,968

Federal income tax and social contribution expense at statutory enacted rates	(8,731)	(3,049)
Adjustments to derive effective tax rate:
Tax effects on permanent differences	(61)	(7)

Income tax and social contribution tax benefit (provision)	(8,792)	(3,056)

Tax credit generated by discontinued operation		1,770

	(8,792)	(1,286)

     The Company recorded credits from income tax and social contribution on tax loss carryforwards and the negative base for social contribution. A valuation allowance is made when it is more likely than not that tax assets will not be fully recoverable.

	March 31,	December 31,
	2005	2004
Deferred taxes relative to temporary differences
Provision for contingencies	1,343	3,690
Provision for loss on asset held for sale		12,367
Executive Bonus Plan	4,035	3,321
Other	382
Tax loss carryforwards	49,450	43,393

	55,210	62,771

Current deferred tax assets	10,226	15,693
Long-term deferred tax assets	44,984	47,078

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

8 Cash and cash equivalents

	March 31,	December 31,
	2005	2004
Cash and bank accounts (i)	52,843	27,114
Certificates of deposit (ii)	83,916	58,038

	136,759	85,152

(i)	The amounts are kept in a current account, as the Company has accounts payable due on the first days of each month, relating to the payment of suppliers, taxes and payroll.

(ii)	In general, these financial investments are indexed by the Brazilian Interbank Certificate of Deposit (“CDI”) rate, with daily liquidity.
9	Recoverable taxes

	March 31,	December 31,
	2005	2004
Recoverable taxes
Income tax recoverable	435	1,876
Social contribution recoverable	158	694
Withholding income tax	1,489	1,778
Contributions to the National Social Security Institute	1,516	1,749
Other	2,032	562

Total	5,630	6,659

10	Property and equipment, net

			March 31,	December 31,	Annual
		Accumulated	2005	2004	depreciation
	Cost	depreciation	Net	Net	rate (%)
Telecom and IT systems	149,000	(50,046)	98,954	97,612	20
Improvements on third party assets	53,589	(6,660)	46,929	34,282	10
Furniture and fixtures	27,974	(3,909)	24,065	30,253	10
Construction in progress	3,424		3,424	8,058
Other	11,286	(1,171)	10,115	12,731	4 to 10

Total	245,273	(61,786)	183,487	182,936

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

11	Taxes other than on income

	March 31,	December 31,
	2005	2004
Services Tax — ISS	4,163	4,050
Program for Social Integration (PIS) and Tax for Social Security Financing (COFINS)	2,939	2,756
Other taxes	40

Total	7,142	6,806

12	Contingencies and concentration of credit risk
     The provisions for contingencies represent management’s estimate of amounts considered sufficient to cover probable losses on claims at the balance sheet date and are based on the opinion of external legal counsel.

	March 31,	December 31,
	2005	2004
Tax
Services Tax — ISS	1,013	1,013
Accrued Severance Pay — FGTS	757	744
Contributions to the National Social Security Institute — INSS	230	209

	2,000	1,966

Labor
Orbitall (i)	7,020	7,020
Other	1,887	1,556

	8,907	8,576

Civil	64	314

Total	10,971	10,856

(i)	In accordance with the purchase and sale agreement, signed between Orbitall and TNL Contax for the acquisition of Inovação, any labor claim, related to the period that precedes the date of the acquisition of Inovação by TNL Contax on April 1, 2004, is the responsibility of Orbitall. As of December 31, the Company has recorded a provision for labor contingencies amounting to R$7,020 against “Credits receivable — Orbitall,” which corresponds to the total amount of probable losses that will be reimbursed by Orbitall. As of March 31, 2005 this provision is sufficient to cover the risk related to 139 initiated claims considered as probable losses since it was estimated and recorded based on the maximum risk involving all former employees. This provision will be written-off as these amounts are paid by TNL Contax, presented and recovered from Orbitall. The Company is monitoring Orbitall’s capacity to honor this agreement and the recoverability of the recorded asset.
     Other provisions for contingencies refer mainly to tax litigations in court.

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

Concentration of Credit Risk
     Sales to Telemar and TNL PCS S.A. (“Oi”), related parties, were approximately 59.8% (70.5% for the three-month period ended March 31, 2004) and 8.3% (14.0% for the three-month period ended March 31, 2004), of revenues for the three-month period ended March 31, 2005, respectively. Sales to our second largest client were approximately 15.6% of revenues for the three month period ended March 31, 2005.
13	Shareholders’ equity

(a)	Share capital
     As mentioned in Note 1, on November 2004, the Company’s capital was increased by R$223,708, corresponding to (i) transfer of the total amount of shares issued by TNL Contax owned by TNL up to October 31, 2004, with a book value of R$126,030, (ii) capitalization of a debt due to TNL amounting to R$57,678, resulting from the balance of the loan between the parties and (iii) R$40,000 in cash paid-in.
     As of December 31, 2004 and March 31, 2005, the capital of Contax Holding comprised 379,803,477 shares, 126,601,159 of which were common shares and 253,202,318 preferred shares
(b)	Additional paid-in capital
     In addition to the capital increase mentioned above, on November 2004, R$50,000 was paid-in as capital reserve, which appropriation will be decided on at a shareholders’ meeting.
(c)	Dividends
     According to the Company’s by-laws, Contax Participações has to distribute dividends for each fiscal year in the amount of not less than 25% of the net profit adjusted in accordance with clause 202 of Law No. 6404/76. The Company may also distribute quarterly dividends, as long as the total amount of paid dividends does not exceed the capital reserve. In accordance with Brazilian Corporate Law, on December 31, 2004, management proposed the payment of R$1,359 as dividends, subject to the approval by the shareholders at the next annual meeting.
     The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income when determining the Preferred Dividend in relation to the general dividend. Remaining amounts to be distributed, if any, are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder, if any is distributed equally among holders of preferred shares and common shares.
     In April 29, 2005, the General Shareholders’ Meeting has approved the distribution of dividends in the amount of R$1,359.
     The following presents the earnings per share calculations:

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

	Three months period ended
	March 31,
	2005	2004
Net income for the period	16,887	2,476
Less preferred shares dividends	(8,955)	(2,476)
Less common shares dividends	(4,478)
Remaining net income (loss) to be equally allocated to preferred and common shares	3,454

Weighted average number of shares outstanding
Common	126,601,159	126,601,159
Preferred	253,202,318	253,202,318

Basic and diluted earnings per share
Common	0.04	—
Preferred	0.04	0.01

	Three months period ended
	March 31
	2005	2004
Net income from continuing operations for the year	16,887	5,912
Less preferred shares dividends	(8,955)	(5,912)
Less common shares dividends	(4,478)
Remaining net income (loss) to be equally allocated to preferred and common shares	3,454

Weighted average number of shares outstanding
Common	126,601,159	126,601,159
Preferred	253,202,318	253,202,318

Basic and diluted earnings per share from continuing operations
Common	0.04	—
Preferred	0.04	0.02

]

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

14	Transactions with related parties
     The main transactions between the Company and other related parties can be summarized as follows:

	As of and for the three months ended March 31, 2005
				Brasil
				CAP	Brasil
			Pegasus	Capita-	Veículos
			Telecom	lizações	Companhia	Telemar
	Telemar	Oi	S.A.	S.A.	de Seguros	Internet	Total
Assets

Accounts receivable	134	15		247	368		764

Liabilities
Suppliers	1,310		116				1,426

Revenues
Revenues from services

Rendered	130,041	17,986		624	904	252	149,807

Costs and expenses

Costs of services rendered	(1,998)		(8)				(2,006)

Contax Participações S.A.
Notes to the Interim Condensed Consolidated and Combined Financial
Information at March 31, 2005 and 2004
Expressed in thousands of Brazilian reais, unless otherwise stated
(Unaudited)

	As of December 31, 2004 and for the three months ended March 31, 2004
					Brasil
			Pegasus	Brasil CAP	Veículos
			Telecom	Capita-	Companhia
	Telemar	Oi	S.A.	lizações S.A.	de Seguros	Total
Assets
Accounts receivable	5,021	2,018		257	867	8,163

Liabilities
Suppliers	1,182					1,182

Revenues (unaudited)
Revenues from services rendered	87,792	17,441		513	815	106,561

Costs and expenses (unaudited)
Costs of services rendered	(819)		(11)			(830)

     The transactions with related parties are carried out under terms, rates and conditions similar to those agreed with third parties. The inter-company loans are remunerated at 102% of the CDI and are classified as long term receivables considering their expected settlement.
     The loan from TNL presented as a discontinued operation in note 15, generates financial expenses in the amount of R$4,535 in the three-month period ended March 31, 2004.

15	Discontinued operations
     As mentioned in Note 1, the Company sold its data center assets to HP and TNL at book value on June 30, 2003. Upon this agreement the Company signed (i) a sale contract with the parent company TNL totaling R$61,586, and (ii) a sale contract with HP totaling R$7,350. Payment by TNL was done on the basis of a reduction on outstanding balance of inter-company loans.
     Some additional assets were sold to Tmar on November, 2003, at their respective book values, totaling R$12,814.
     Furthermore, based on an independent appraisal report, the Company’s management recorded a provision amounting to R$36,375 to adjust the value of a building prepared for data center activities to its realizable value on December 31, 2003. As of November 30, 2004, the Company entered into a sale and purchase agreement with Tmar. The agreement foresees that Tmar should pay R$17,211, until January 2005, for the acquisition of such property. The property was sold in January 2005 to Tmar, which is now responsible for all risks and applicable taxes to this property.
     The data center business is reported in these financial statements as discontinued operations for the three months ended March 31, 2004. The operating results included in discontinued operations are presented in the following table:

Three months ended
March 31, 2004
Net operating revenue
Cost of services

Gross profit
Operating expenses	(671)

Operating loss before interest	(671)
Financial result, net	(4,535)

Loss before income tax and social contribution	(5,206)
Income tax and social contribution benefit	1,770

Loss for the year	(3,436)

16	Financial instruments
     The Company believes that credit risk related to accounts receivables is not material due to the fact that the majority of the clients for which the Company renders services are considered prime companies, in addition to the fact that the Company performs ongoing credit evaluations of its customers.
     Financial investments are made with first rate financial institutions, thus minimizing liquidity risk. For all periods presented, the Company had no derivative operations.
*                    *